                                              Filed Pursuant to Rule 424(b)(1)
                                              Registration No. 333-35914
PROSPECTUS

                               7,000,000 Shares

                        [3TEC ENERGY CORPORATION LOGO]
                                 Common Stock

We are offering for sale 7,000,000 shares of common stock of 3TEC Energy Corporation. All of the shares are being sold by us.

Our common stock is quoted on the Nasdaq National Market under the symbol "TTEN." The last reported sale price of our common stock on June 26, 2000, was $9.56 per share.

We are an independent energy company engaged in the acquisition, development, production and exploration of oil and natural gas reserves. Our properties are concentrated in East Texas and the Gulf Coast region, both onshore and in the shallow waters of the Gulf of Mexico.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 11 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                          Per Share    Total
                                                          --------- -----------
Public offering price....................................   $9.00   $63,000,000
Underwriting discounts and commissions...................   $0.54   $ 3,780,000
Proceeds, before expenses, to us.........................   $8.46   $59,220,000

                               ----------------

The underwriters may also purchase up to an additional 1,050,000 shares of our common stock from us at the public offering price less the underwriting discount, solely to cover over-allotments.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares to purchasers on June 30, 2000.

                               ----------------

Bear, Stearns & Co. Inc.
                     CIBC World Markets
                                     Prudential Securities
                                                   First Union Securities, Inc.

                 The date of this prospectus is June 26, 2000.

                        MAP OF GULF COAST REGION OF U.S.
                    WITH LOCATIONS OF MAJOR PROPERTIES NOTED

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................   11
Forward-Looking Statements................................................   18
Use of Proceeds...........................................................   18
Price Range of Common Stock and Dividend Policy...........................   19
Capitalization............................................................   20
Selected Historical Financial Data........................................   21
Selected Unaudited Pro Forma Financial Data...............................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   28
Business and Properties...................................................   35
Management................................................................   47
Security Ownership of Principal Stockholders..............................   50
Description of Capital Stock..............................................   52
Description of Credit Facility............................................   57
Underwriting..............................................................   58
Legal Matters.............................................................   60
Experts...................................................................   60
Where You Can Find More Information.......................................   62
Incorporation of Certain Documents by Reference...........................   62
Glossary of Certain Oil and Gas Terms.....................................   63
Index to Financial Statements.............................................  F-1

                               ----------------

   In this prospectus, the terms "3TEC," "we," "our," and "us" refer to 3TEC Energy Corporation and its subsidiaries and, where appropriate, to our predecessor, Middle Bay Oil Company, Inc. The term "you" refers to a prospective investor. We have included definitions of technical terms important to an understanding of our business under "Glossary of Certain Oil and Gas Terms" on page 63.

   You should rely only on the information contained in this prospectus or to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock offered through this prospectus. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 11.

About 3TEC

   We are engaged in the acquisition, development, production and exploration of oil and natural gas reserves. Our properties are concentrated in East Texas and the Gulf Coast region, both onshore and in the shallow waters of the Gulf of Mexico. We also own significant properties in the Permian and San Juan basins and in the Mid-Continent region. Our management and technical staff have substantial experience in each of these areas. As of December 31, 1999, on a pro forma basis including the recent acquisitions of Magellan Exploration LLC ("Magellan") and properties in East Texas operated by C.W. Resources, Inc. (the "CWR Properties"), discussed below, we had estimated total net proved reserves of 312 Bcfe, of which approximately 77% were natural gas and approximately 71% were classified as proved developed, with an estimated PV-10 value of $296.7 million. As of April 30, 2000, on a pro forma basis including the CWR Properties, our net daily production was approximately 49.0 Mmcf of natural gas and 3.5 MBbls of oil or 70.0 Mmcfe.

   We have increased our reserves and production principally through acquisitions. We focus on properties that have a substantial proved reserve component and which management believes have additional exploitation opportunities. Through the recently completed acquisition of Magellan, we have also acquired a number of drilling prospects covered by an extensive 3-D seismic database that we believe have exploration potential. We have assembled an experienced management team and technical staff with expertise in property acquisitions and development, reservoir engineering, exploration and financial management. After this offering, we believe that our cash flow from operations and our financial resources will provide us with the ability to fully develop our current properties, to finance our current exploration projects and to pursue new acquisition opportunities.

   As further discussed below, in August 1999, W/E Energy Company L.L.C. ("W/E LLC") purchased a controlling interest in us, and Floyd C. Wilson was named our Chairman and Chief Executive Officer. Since that time, we have acquired net proved reserves of 258.6 Bcfe with an associated PV-10 value of $244.2 million, including the recently acquired CWR Properties, calculated as of December 31, 1999. In addition, we have raised or issued $25.0 million of private equity and equity linked financing and have entered into a new $250 million revolving credit facility.

Our Strategy

   Our business strategy is focused on the following:

  . Pursuit of Strategic Acquisitions. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects. We seek to acquire operational control of properties that we believe have significant exploitation and exploration potential. We are especially focused on increasing our holdings in fields and basins in which we already own an interest.

  . Further Development of Existing Properties. We intend to further develop our properties that have proved reserves. We seek to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, and by drilling infill locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits. We intend to enhance the efficiency and quality control of these activities by operating the majority of our properties.

  . Growth Through Exploration. We conduct an active technology-driven exploration program that is designed to complement our property acquisition and development drilling efforts with moderate to high risk exploration projects that have greater reserve potential. We generate exploration prospects through the analysis of geological and geophysical data and the interpretation of 3-D seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and by selectively reducing our participation in certain exploratory prospects through sales of interests to industry partners.

  . Rationalization of Property Portfolio. We intend to actively pursue opportunities to reduce and control operating costs of our existing properties and properties we may acquire in the future through the consolidation of overlapping operations, the sale of marginal properties and by increasing the number of fields we operate as a percentage of our total properties.

  . Maintenance of Financial Flexibility. We intend to maintain substantial unused borrowing capacity under our bank credit facility by periodically refinancing our bank debt in the capital markets when conditions are favorable. We believe our expanded base of internally generated cash flow and other financial resources, including our existing financial partners, provide us with the financial flexibility to pursue additional acquisitions of producing properties and leasehold acreage and to develop our project inventory in an optimal fashion.

Recent Developments

   Set forth below is a summary of the transactions we have completed following the acquisition by W/E LLC of a controlling interest in us:

                                                           Proved
                                                          Reserves
                                                         Added (as   Purchase
                           Cost                              of      Price per
     Acquisition       (in millions)  Property Location  12/31/99)  Unit (Mcfe)
     -----------       ------------- ------------------- ---------- -----------
Floyd Oil Properties..    $ 90.2     Gulf Coast/E. Texas 165.5 Bcfe    $0.55
Magellan..............      21.0     Gulf Coast           25.3 Bcfe     0.83
CWR Properties........      55.2     E. Texas             67.8 Bcfe     0.81
                          ------                         ----------
  TOTAL...............    $166.4                         258.6 Bcfe
                          ======                         ==========

  . Acquisition of Control by W/E LLC. In August 1999, W/E LLC, formerly known as 3TEC Energy Company L.L.C., which is owned by affiliates of EnCap Investments L.L.C. ("EnCap") and Floyd C. Wilson, purchased a controlling interest in us for approximately $20.5 million in cash and $875,000 in producing properties. As of March 31, 2000, W/E LLC owned approximately 25% of our outstanding common stock, or approximately 45% assuming the exercise and conversion of all securities purchased by them in August 1999. After giving effect to this offering, W/E LLC will own approximately 12% of our outstanding common stock, or approximately 25% assuming the exercise and conversion of all securities purchased by them in August 1999. Concurrent with the investment by W/E LLC, Mr. Wilson was named our Chairman and Chief Executive Officer.

  . Acquisition of Floyd Oil Properties. In November 1999, we completed the acquisition of properties and interests managed by Floyd Oil Company (the "Floyd Oil Properties") for $90.2 million, consisting of $86.8 million in cash and 503,426 shares of our common stock. The majority of these properties are located in Texas and Louisiana and, as of December 31, 1999, had estimated proved reserves of 165.5 Bcfe with an associated PV-10 value of $146.1 million. Additionally, 76% of the acquired reserves are natural gas and 77% are classified as proved developed. We operate approximately 53% of these properties on a PV-10 value basis. Floyd Oil Company is not affiliated with Floyd C. Wilson.

  . Credit Facility. Concurrently with our acquisition of the Floyd Oil
    Properties, we entered into a new $250 million credit facility with Bank One, Texas, N.A., as administrative agent, and Union Bank of California, N.A., Wells Fargo Bank, CIBC, Inc. and The Bank of Nova Scotia as participating lenders. Our borrowing base, which is redetermined semi-annually, was initially set at $95 million with $83.5 million outstanding as of March 31, 2000. In connection with the CWR Properties acquisition, we amended our credit facility to increase the availability under our borrowing base to $145 million enabling us to borrow all of the purchase price of the CWR Properties. In addition, Bank of Montreal became a participant in and syndication agent for this facility. The net proceeds of this offering will be used primarily to repay indebtedness outstanding under this facility.

  . Acquisition of Magellan. On February 3, 2000, we completed the acquisition of Magellan from certain affiliates of EnCap and other third parties for consideration of approximately $18.7 million consisting of
    (a) 1,085,934 shares of common stock, (b) four year warrants to purchase up to 333,333 shares of common stock at $30.00 per share, (c) 617,009 shares of 5% Series D Convertible Preferred Stock which have a redemption value of $24.00 per share and are each convertible into one share of common stock and (d) the assignment of a performance based "back-in" working interest of 5% of Magellan's interest in 12 exploration prospects. Magellan's properties are located both onshore and in the shallow waters of south Louisiana and consist of 20,243 gross (11,244 net) acres in three prospective areas. As of December 31, 1999, Ryder Scott Company ("Ryder Scott"), estimated that Magellan's net proved reserves were 25.3 Bcfe with an associated PV-10 value of $39.8 million. These proved reserves are approximately 67% natural gas and 69% are classified as proved undeveloped. Magellan operates approximately 80% of its properties on a PV-10 value basis. In addition to the proved reserves, the Magellan properties contain several exploratory drilling locations that have been identified using 3-D seismic data. In April 2000, we purchased additional interests in certain of these properties from an unrelated party, bringing our total net purchase price for the Magellan properties to approximately $21 million.

  . Acquisition of CWR Properties. On May 31, 2000, we acquired the CWR
    Properties for cash consideration of approximately $55 million. The purchase of the CWR Properties was financed under our existing credit facility, which we amended prior to closing this acquisition. The CWR Properties are located in Upshur and Gregg Counties, Texas, in strategic proximity to our core East Texas properties. The CWR Properties encompass approximately 38,000 gross acres (10,100 net acres). As of December 31, 1999, Ryder Scott estimated that the net proved reserves of the CWR Properties were 67.8 Bcfe with an associated PV-10 value of $58.3 million. The CWR Properties produce from the Cotton Valley formation and the reserves are approximately 92% natural gas and 51% are classified as proved developed. As of April 30, 2000, net daily production from the CWR Properties was approximately 10.9 Mmcfe.


  . Changes in Management. Since Mr. Wilson was named our Chairman and Chief
    Executive Officer in August 1999, we have assembled a management team with individuals who we believe have the skills necessary to execute our business strategy, including a new President and Chief Financial Officer, Vice President--Exploration, Vice President--Land, Vice President--Field Operations and Production and Controller. We have also added new members of the board of directors as well as key employees from the companies we have acquired.

Our Executive Offices

   Our principal executive offices are located at Two Shell Plaza, 777 Walker Street, Suite 2400, in Houston, Texas 77002, and our telephone number is (713) 821-7100.

                                  The Offering

Common stock offered by 3TEC..  7,000,000 shares(1)

Common stock to be outstanding
 after the offering...........  13,422,181 shares(1)(2)

Use of proceeds...............  Pending application of the net proceeds to fund our future development, acquisition and
                                exploration activities, we intend to use the net
                                proceeds to repay a portion of our outstanding
                                debt under our revolving credit facility.

Nasdaq National Market symbol.  TTEN

--------
(1) Excludes a 30-day option granted to the underwriters to purchase up to 1,050,000 additional shares of common stock to cover over-allotments, if any.
(2) The number of shares shown above to be outstanding after this offering is based upon 6,422,181 shares of common stock outstanding as of March 31, 2000 and does not include: (a) 1,338,255 shares of common stock that may be issued upon exercise of stock options outstanding under our existing employee stock option plans; (b) up to 444,444 shares of common stock reserved for issuance upon conversion of our Series B Preferred Stock; 722,385 shares of common stock reserved for issuance upon conversion of our Series C Preferred Stock, (of which 431,174 shares are issuable to our 80% owned subsidiary, and accordingly, only 377,446 shares are issuable to third parties); or 621,930 shares of common stock reserved for issuance upon conversion of our Series D Preferred Stock (for a description of our outstanding series of Preferred Stock, see "Description of Capital Stock-- Preferred Stock"); (c) 1,469,316 shares of common stock reserved for issuance upon conversion of our subordinated notes; or (d) 1,841,381 shares of common stock reserved for issuance upon exercise of outstanding warrants.

          Summary Historical and Pro Forma Consolidated Financial Data

   The following table sets forth our summary historical and pro forma financial data as of the dates and for the periods indicated. The historical financial data for the years ended December 31, 1999 and 1998 is derived from financial statements which have been audited by KPMG LLP, independent certified public accountants. The historical financial data for the three months ended March 31, 2000 is derived from unaudited financial statements. The unaudited pro forma financial data for the year ended December 31, 1999 is derived in part from the 3TEC and CWR Properties historical financial statements audited by KPMG LLP. The unaudited pro forma financial data for the three months ended March 31, 2000 is derived in part from the unaudited historical financial statements of 3TEC and the CWR Properties. The unaudited pro forma statement of operations and other financial data give effect to the purchase of the Floyd Oil Properties and the purchase of the CWR Properties as if they had occurred on January 1, 1999. Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma consolidated financial data included herein. The unaudited pro forma consolidated financial data are not necessarily indicative of the results of our future operations and should be read in conjunction with the financial statements included herein. For a description of the acquisitions of the Floyd Oil Properties and the CWR Properties, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The following financial information should be read in conjunction with "Capitalization," "Selected Historical Financial Data," "Selected Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the 3TEC, Floyd Oil Properties and CWR Properties financial statements. Except as to the March 31, 2000 pro forma as adjusted and historical balance sheet data, the following table does not include pro forma financial data for Magellan, which is not material with respect to the operations of 3TEC for the periods presented.

                                                                           Year Ended
                           Three Months Ended          Year Ended         December 31,
                             March 31, 2000         December 31, 1999         1998
                         ----------------------- -----------------------  ------------
                         Pro Forma(a) Historical Pro Forma(a) Historical   Historical
                         ------------ ---------- ------------ ----------  ------------
                               (unaudited)        (unaudited)
                              (in thousands, except share and per share amounts)
Statement of Operations
 Data:
Revenues:
 Oil and natural gas
  sales and plant
  income................  $   19,806  $  16,915   $   64,099  $  19,952    $  15,011
 Gain on sale of
  properties............           9          9        1,048      1,048        1,953
 Other..................         329        329        1,020      1,020          738
                          ----------  ---------   ----------  ---------    ---------
   Total revenues.......      20,144     17,253       66,167     22,020       17,702
                          ----------  ---------   ----------  ---------    ---------
Costs and expenses:
 Lease operating and
  production taxes......       5,123      4,581       20,379      6,728        7,801
 Geological and
  geophysical...........         125        125          200        200          878
 Dry hole...............          12         12          625        625          503
 Depreciation,
  depletion and
  amortization..........       4,704      3,920       16,069      6,691        7,116
 Impairments............          --         --        2,478      2,478        4,164
 Interest...............       2,022      2,085        7,437      3,205        1,972
 General and
  administrative........       1,811      1,697        6,966      4,736        4,267
 Other..................          68         68        2,230      2,230          405
                          ----------  ---------   ----------  ---------    ---------
   Total costs and
    expenses............      13,865     12,488       56,384     26,893       27,106
                          ----------  ---------   ----------  ---------    ---------
Income (loss) before
 income taxes and
 minority interest......       6,279      4,765        9,783     (4,873)      (9,404)
Minority interest.......          42         42            2          2           15
Income tax expense
 (benefit)..............       2,121      1,606        3,540     (1,443)      (2,830)
                          ----------  ---------   ----------  ---------    ---------
Net income (loss).......       4,116      3,117        6,241     (3,432)      (6,589)
Dividends to preferred
 stockholders...........         260        260          574        574           68
                          ----------  ---------   ----------  ---------    ---------
Net income (loss)
 attributable to common
 stockholders...........  $    3,856  $   2,857   $    5,667  $  (4,006)   $  (6,657)
                          ==========  =========   ==========  =========    =========
Net income (loss) per
 share (diluted)........  $     0.26  $    0.35   $     0.45  $   (1.14)   $   (2.48)
                          ==========  =========   ==========  =========    =========
Weighted average common
 shares outstanding
 (diluted)..............  16,342,722  9,342,722   14,821,467  3,519,532    2,683,369
                          ==========  =========   ==========  =========    =========
Other Financial Data:
 EBITDAX (b)............  $   12,918  $  10,683   $   36,852  $   8,586    $   3,439

                                                      March 31, 2000
                                          --------------------------------------
                                                                    Pro Forma
                                          Historical Pro Forma(c) As Adjusted(d)
                                          ---------- ------------ --------------
                                                       (unaudited)
                                                      (in thousands)
Balance Sheet Data:
 Cash and cash equivalents..............   $  3,917    $  3,917      $  3,917
 Oil and natural gas properties, net....    150,487     205,687       205,687
 Total assets...........................    167,861     223,061       223,061
 Long-term debt, including convertible
  subordinated notes....................     96,724     131,924        93,524
 Stockholders' equity...................     59,118      59,118       117,518

--------
(a) Assumes (1) the acquisition of the Floyd Oil Properties and the CWR Properties; (2) the debt and equity financing transactions relating to these transactions; and (3) this offering had all taken place on January 1, 1999, for the purposes of Statement of Operations Data and Other Financial Data.
(b) EBITDAX represents earnings before interest expense, income taxes, depreciation, depletion and amortization, impairment expense, dry hole expense, geological and geophysical expense, gains (losses) on property sales, minority interest, other non-recurring items and other non-cash charges. We believe that EBITDAX may provide additional information about our ability to meet our future requirements for debt service, capital expenditures and working capital. EBITDAX is a financial measure commonly used in the oil and gas industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDAX excludes some, but not all, items that affect net income and this measure may vary among companies, the EBITDAX data presented above may not be comparable to similarly titled measures of other companies.
(c) The "Pro Forma" Balance Sheet Data gives effect to the acquisition of the CWR Properties and the related financing transactions.
(d) The "Pro Forma As Adjusted" Balance Sheet Data:
  . assumes the sale of 7,000,000 shares of our common stock in this offering and that the underwriters do not elect to exercise their over-allotment option;

  . gives effect to the application of the estimated net proceeds from the sale of common stock in this offering to repay a portion of our debt; and

  . gives effect to the acquisition of the CWR Properties and the related financing transactions.

                          Summary Reserve Information

   The table below presents our summary historical and pro forma reserve information as of December 31, 1999. Estimates of proved reserves are based on the December 31, 1999 reserve report prepared by Ryder Scott, our independent petroleum engineering consultants. The pro forma reserve information gives effect to the acquisition of Magellan and the CWR Properties as if each had been acquired on December 31, 1999. For additional information relating to our oil and natural gas reserves, please read "Business and Properties--Description of Our Properties," note 15 of the notes to our December 31, 1999, consolidated financial statements, note 6 of the notes to the Floyd Oil Properties September 30, 1999, statements of revenues and direct operating expenses and note 6 of the notes to the CWR Properties December 31, 1999 statements of revenues and direct operating expenses.

   As of December 31, 1999, on a pro forma basis including Magellan and the CWR Properties, our PV-10 value was $296.7 million. For purposes of this calculation, NYMEX prices of $2.33 per Mmbtu of natural gas and $25.60 per barrel of oil were used. These NYMEX prices were then adjusted for volumes subject to long-term contracts and financial hedges and all applicable basis and quality differentials. After taking into account such adjustments, the weighted average actual prices used to calculate our pro forma PV-10 value were $2.29 per Mcf for natural gas and $23.87 per barrel for oil.

                                                As of December 31, 1999
                                         --------------------------------------
                                                  Historical
                                         ----------------------------
                                                              CWR     Pro Forma
                                           3TEC   Magellan Properties Combined
                                         -------- -------- ---------- ---------
Estimated Proved Reserves:
Natural gas (Mmcf)......................  159,699  16,990     62,209   238,898
Oil (MBbls).............................    9,835   1,383        933    12,151
Natural gas equivalents (Mmcfe).........  218,712  25,286     67,808   311,806
Percentage proved developed reserves....      82%     31%        51%       71%
Estimated future net cash flows before
 income taxes (in thousands)............ $370,258 $55,699   $114,077  $540,034
PV-10 value (in thousands).............. $198,615 $39,782   $ 58,275  $296,672

                             Summary Operating Data

   The following table sets forth historical and pro forma information with respect to our production volumes, average sale prices and average costs for the periods indicated. The pro forma information gives effect to the acquisition of the Floyd Oil Properties and the CWR Properties, as if each had been acquired on January 1, 1999.

                            Three Months Ended
                              March 31, 2000        Year Ended December 31,
                           -------------------- -------------------------------
                                                        1999            1998
                                                -------------------- ----------
                           Pro Forma Historical Pro Forma Historical Historical
                           --------- ---------- --------- ---------- ----------
Production Volumes:
  Natural gas (Mmcf)......   4,429      3,578     18,162     4,737      3,847
  Oil (MBbls).............     322        308      1,350       532        581
  Natural gas equivalents
   (Mmcfe)................   6,361      5,426     26,262     7,928      7,333
Average Sale Prices:
  Natural gas ($ per Mcf).  $ 2.59     $ 2.56    $  2.25    $ 2.18     $ 2.00
  Oil ($ per Bbl).........   25.02      24.94      16.09     16.88      11.52
  Natural gas equivalents
   ($ per Mcfe)...........    3.07       3.11       2.39      2.43       1.96
Average Costs ($ per
 Mcfe):
  Lease operating and
   production taxes.......  $ 0.81     $ 0.84    $  0.78    $ 0.85     $ 1.06
  General and
   administrative.........    0.29       0.31       0.27      0.60       0.58
  Depreciation, depletion
   and amortization.......    0.74       0.72       0.61      0.84       0.97

                                  RISK FACTORS

   Investing in our common stock will provide you with an equity ownership in 3TEC Energy Corporation. As one of our stockholders, you will be subject to various risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock. This prospectus contains forward-looking statements. Our actual results may differ materially from those projected in the forward-looking statements as a result of any number of factors, including the risk factors set forth below.

Oil and natural gas prices are volatile, and low prices have in the past and could in the future have a material adverse impact on our business.

   Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce.

   Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. For example, oil and natural gas prices declined significantly in late 1997 and 1998. These declines had a significant negative impact on our financial results for 1997, 1998 and the first two quarters of 1999, contributing to our losses for those periods. Among the factors that can cause volatility are:

  . the domestic and foreign supply of oil and natural gas;

  . the ability of members of the Organization of Petroleum Exporting
    Countries to agree upon and maintain oil prices and production levels;

  . political instability or armed conflict in oil or natural gas producing regions;

  . the level of consumer product demand;

  . weather conditions;

  . the price and availability of alternative fuels;

  . the price of foreign imports; and

  . worldwide economic conditions.

   These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

We may not successfully integrate the operations of the properties we have acquired or may acquire or achieve the benefits we are seeking.

   Our success will partially depend upon the integration of the operations and selected personnel relating to the Floyd Oil Properties, Magellan and the CWR Properties. Our management team does not have experience with the combined activities of 3TEC, the Floyd Oil Properties, Magellan and the CWR Properties. In addition, our new management team, including personnel formerly with Magellan and Floyd Oil Company, has not previously worked together as a single team and thus is subject to personnel and other risks experienced by newly combined operations. We may not be able to integrate these operations without loss of important employees, loss of revenues, increases in operating or other costs, or other difficulties. In addition, we may not be able to realize the operating efficiencies and other benefits sought from our acquisitions.

We may not be able to replace production with new reserves through our drilling or acquisition activities.

   In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs.

   Our recent growth is due largely to acquisitions of producing properties. The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, the review will not permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Although the increased availability of properties has caused a decrease in the prices paid for these properties, we cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is intense and many of our competitors have financial and other resources which are substantially greater than those available to us.

Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

   As of March 31, 2000, after giving pro forma effect to the application of the estimated net proceeds of this offering and the acquisition of the CWR Properties, our long-term bank debt would be $80.3 million. At March 31, 2000, our borrowing base was $95 million. In connection with the acquisition of the CWR Properties, we increased the amount of availability under our borrowing base to $145 million. The borrowing base limitation under our credit facility is semi-annually redetermined. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. The next redetermination date is November 1, 2000. Upon a redetermination, we could be forced to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the loan agreement and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. We may also be able to incur substantial additional indebtedness in the future. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

  . a portion of our cash flow from operations is used to pay interest on borrowings;

  . the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

  . a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

  . a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures;

  . any debt that we incur under our credit facility will be at variable rates which makes us vulnerable to increases in interest rates; and

  . the level of our debt could impact our ability to develop our proved undeveloped reserves in a timely manner, if at all. Our failure to develop our proved undeveloped reserves would have a negative impact on our future cash flow.

We have incurred losses from operations in the past, and our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

   We incurred net losses of $6.7 million in 1998 and $4.0 million in 1999. On a pro forma basis, giving effect to the acquisition of the Floyd Oil Properties, the CWR Properties and this offering, we would have earned a profit of $5.7 million in 1999, but the pro forma results may not be indicative of actual operating results had we acquired the Floyd Oil Properties and the CWR Properties at January 1, 1999. We cannot assure you that we will achieve or sustain profitability in the future. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

Prices of our common stock may be volatile.

   The market price of our common stock may be subject to significant fluctuations in response to events beyond our control. Normal fluctuations in the prices of our stock may be increased by our trading volumes, which have been historically low. Our trading volumes may be further reduced by the 1-for-3 reverse split of our common stock effected on January 18, 2000. There can be no assurance that the market price of our common stock will not decline below the price at which shares are sold in this offering.

Our ability to finance our business activities will require us to generate substantial cash flow.

   Our business activities require substantial capital. We have budgeted total capital expenditures for 2000 of approximately $24 million, including an estimated $3.7 million with respect to the CWR Properties. We intend to finance our capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be certain that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

  . the level of production from existing wells;

  . prices of oil and natural gas;

  . our results in locating and producing new reserves; and

  . general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

   If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing. We cannot be sure that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. The level of our debt financing could also materially affect our operations. See "Our bank lenders can limit our borrowing capabilities, which may materially impact our operations."

   If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.

   Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of an oil or natural gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

   Exploration for and production of oil and natural gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. Because third party drilling contractors are used to drill our wells, we may not realize the full benefit of workmen's compensation laws in dealing with their employees. We maintain insurance against many potential losses and liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks.

Estimates of oil and natural gas reserves are uncertain and inherently imprecise and any material inaccuracies in these reserve estimates will materially affect the quantities and PV-10 value of our reserves.

   This prospectus contains estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the Securities and Exchange Commission relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

   Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and PV-10 value of reserves set forth in this prospectus and the information incorporated by reference. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used. These variances may be material.

   At December 31, 1999, on a pro forma basis for the acquisitions of Magellan and the CWR Properties, approximately 29% of our estimated proved reserves were undeveloped. The percentage of proved undeveloped properties were increased as a result of the addition of Magellan and the CWR Properties. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our oil and natural gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

   In addition, you should not construe PV-10 value as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

  . prices for oil and natural gas;

  . the amount and timing of actual production;

  . supply and demand for oil and natural gas;

  . curtailments or increases in consumption by oil and natural gas purchasers; and

  . changes in governmental regulations or taxation.

   The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual PV-10 value. In addition, the 10% discount factor, which we are required to calculate PV-10 value for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

We cannot control the activities on properties we do not operate.

   Other companies operate some of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including:

  . timing and amount of capital expenditures;

  . the operator's expertise and financial resources;

  . approval of other participants in drilling wells; and

  . use of technology.

A small number of existing stockholders control our company, which could limit your ability to influence the outcome of stockholder votes.

   W/E LLC, an affiliate of EnCap and Floyd C. Wilson, our Chairman and Chief Executive Officer, Kaiser-Francis Oil Company, C. J. Lett, III, Weskids, L.P., Alvin V. Shoemaker and EnCap and its affiliates collectively own approximately 69% of our outstanding common stock as of March 31, 2000, and would own approximately 78% of our then outstanding common stock as of March 31, 2000, if all convertible subordinated notes and related warrants owned by them are converted and exercised. W/E LLC will own approximately 12% of our common stock outstanding after this offering, assuming that the over-allotment option is not exercised by the underwriters, and would own approximately 25% of our then outstanding common stock, if the convertible subordinated notes and related warrants owned by them were converted and exercised. These stockholders have entered into an agreement to vote the shares they own to elect the seven members of our board of directors, at least two of whom shall qualify as independent directors, as follows: (i) three members of the board of directors designated by W/E LLC; (ii) two members of the board of directors designated by Kaiser-Francis Oil Company, C.J. Lett, III, Weskids, L.P. and Alvin V. Shoemaker; and (iii) two members of the board of directors designated by a majority of the board of directors, at least one of which must be an independent director whose designation is acceptable to W/E LLC. As a result of this agreement, these individuals and entities have a significant voice in the outcome of stockholder voting concerning the election of directors, the adoption or amendment of provisions in our charter and bylaws, the approval of mergers and other significant corporate transactions. Following the completion of this offering, however, any stockholder who has entered into the agreement but no longer beneficially owns at least 3.5% of our common stock shall no longer be subject to the rights and obligations under the agreement.

Competition in our industry is intense, and we are smaller and have a more limited operating history than many of our competitors.

   We compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Hedging transactions may limit our potential gains.

   In order to manage our exposure to price risks in the marketing of our oil and natural gas production, we have in the past and may in the future enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. Our hedging arrangements may include futures contracts on the New York Mercantile Exchange. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

  . our production is less than expected;

  . there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement;

  . the counterparties to our future contracts fail to perform the contracts;
    or

  . a sudden, unexpected event materially impacts oil or natural gas prices.

   We have recently entered into fixed price swap agreements covering 2,000 barrels per day of our oil production for the period March through October 2000 at an average price of $25.96 per barrel. These agreements cover approximately 62% of our current daily oil production. The price used to determine the settlement amount is the average of the near month contract on the NYMEX. Settlement is on the 23rd of each month for the preceding month. The hedging agreements are with financial institutions that participate in our credit facility.

   We have also recently entered into a forward sale agreement for 3,750 Mcf of natural gas per day for the period May through August 2000 at an average price of $3.07 per Mcf. This agreement covers approximately 8% of our current daily natural gas production.

The loss of key personnel could adversely affect our ability to operate.

   Our management changed significantly with W/E LLC's investment. We have five new directors, a new chief executive officer and a number of other new management and professional personnel. Our operations will be dependent upon retaining this group of key management and technical personnel. Recognizing their importance, we have entered into employment agreements with Floyd C. Wilson, R. A. Walker and Stephen W. Herod. We cannot assure you that such individuals will remain with us for the immediate or foreseeable future. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

   Our operations are subject to numerous laws and regulations governing the operation and maintenance of our facilities and the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

  . require that we acquire permits before commencing drilling;

  . restrict the substances that can be released into the environment in connection with drilling and production activities;

  . limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; or

  . require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

   Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for some but not all of the environmental damages for which we could be liable. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or we may be required to cease production from properties in the event of environmental damages.

   These laws and regulations have been changed frequently in the past. In general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated developments could cause us to make environmental expenditures that are significantly different from those we currently expect. Existing laws and regulations could be changed, and any changes could have an adverse effect on our business.

Shares eligible for future sale by our current stockholders could adversely affect the market price of our common stock.

   Sales of a substantial number of shares of our common stock in the market may have an adverse affect on the price of our stock. After giving effect to the 7,000,000 shares to be issued in this offering approximately 13,422,181 shares of common stock will be outstanding, assuming the underwriters' over-allotment option is not exercised. In addition, options and other warrants to purchase 3,179,636 shares are outstanding, of which 2,071,417 are currently exercisable. These options and warrants are exercisable at prices ranging from $3.00 to $30.00 per share. We also have preferred stock outstanding which is currently convertible into 1,430,840 additional shares of common stock. Subsequent to this offering, approximately 7.6 million shares of our common stock, assuming that the over-allotment option is not exercised by the underwriters, will be freely tradable without substantial restrictions or the requirement of future registration under the Securities Act of 1933, as amended. In addition, upon demand, and assuming exercise of the options, warrants and convertible securities, we are obligated under certain registration rights agreements to file registration statements to register for resale up to approximately 6 million shares of common stock. Our officers and directors who are stockholders and a number of other stockholders, including W/E LLC, Kaiser-Francis Oil Company and certain other significant stockholders have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock or similar securities for a period of up to 180 days from the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns") on behalf of the underwriters; however, Bear Stearns may at any time waive the terms of these lock-up agreements as specified in the underwriting agreement. Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

                           FORWARD-LOOKING STATEMENTS

   This prospectus and the information incorporated by reference contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in a number of places and include statements regarding our plans, beliefs, intentions or current expectations, including those plans, beliefs, intentions and expectations of our officers and directors with respect to, among other things:

  . budgeted capital expenditures;

  . increases in oil and natural gas production;

  . our outlook on oil and natural gas prices;

  . estimates of our oil and natural gas reserves;

  . our future financial condition or results of operations; and

  . our business strategy and other plans and objectives for future operations.

   More specifically, some of the statements contained in this prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties" that relate to our business and the industry in which we operate are forward-looking. Statements or assumptions related to or underlying these forward-looking statements include, without limitation, statements regarding:

  . the quality or value of our properties with regard to, among other things, the existence of reserves in economic quantities;

  . our ability to increase our reserves through exploration and development activities;

  . the number of locations to be drilled and the time frame within which they will be drilled;

  . future prices of oil and natural gas;

  . anticipated domestic demand for oil and natural gas; and

  . the adequacy of our capital resources and liquidity.

   Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of the 7,000,000 shares of common stock in this offering will be approximately $58.4 million (approximately $67.2 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses.

   Pending application of the net proceeds to fund further acquisition, development, and exploration activities, we intend to use all of the net proceeds from this offering to repay a portion of our outstanding debt under our credit facility.

   At March 31, 2000, we had $83.5 million outstanding under our credit facility bearing interest at an average rate of 7.9%. The amount outstanding under our credit facility increased by approximately $55 million as of May 31, 2000, as a result of additional borrowings to fund the acquisition of the CWR Properties. The credit facility matures on May 31, 2003. We have used borrowings under the credit facility to fund a portion of our acquisitions and for other corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Effective June 6, 2000, our common stock began trading on the Nasdaq National Market under the symbol "TTEN." Prior to June 6, 2000, our common stock traded on the Nasdaq SmallCap Market. The following table sets forth the high and low closing bid prices per share of our common stock for the periods indicated through June 26, 2000, as reported by the National Quotation Bureau, LLC. The high and low bid amounts for periods prior to January 18, 2000, have been adjusted to reflect the 1-for-3 reverse split of our common stock effective on that date. The bid information below reflects inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

     Period                                                         High   Low
     ------                                                         ----  ------
 1998 First Quarter..............................................  $30.00 $17.25
      Second Quarter.............................................   23.25  15.19
      Third Quarter..............................................   15.38   9.00
      Fourth Quarter.............................................    9.75   5.25

 1999 First Quarter..............................................    8.63   4.13
      Second Quarter.............................................    8.06   5.25
      Third Quarter..............................................   14.44   7.50
      Fourth Quarter.............................................   13.59   7.13

 2000 First Quarter..............................................   10.69   7.44
      Second Quarter (through June 26, 2000).....................   12.50   7.00

   On June 26, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $9.56 per share.

   On June 26, 2000, there were 1,004 holders of record of our common stock.

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our credit facility prohibits us from paying cash dividends on our common stock. Any future dividends are also restricted by the terms of our outstanding preferred stock and may be restricted by any loan agreements which we may enter into from time to time.

   We are obligated to pay net cash dividends in the amounts of approximately $570,000 per year on our Series C Preferred Stock. Additionally, we are obligated to pay dividends of $740,000 per year on our Series D Preferred Stock, which may be paid, at our option, in cash or in additional shares of Series D Preferred Stock during the three years ending February 2, 2003. Our credit facility permits the payment of cash dividends on our Series C Preferred Stock and the payment of dividends on the Series D Preferred Stock in additional shares of Series D Preferred Stock.

                                 CAPITALIZATION

   The following table presents our capitalization as of March 31, 2000, on the following bases:

  . on an historical basis;

  . on a pro forma basis giving effect to the acquisition of the CWR
    Properties and the related financing transactions; and

  . on a pro forma basis as adjusted to reflect our anticipated use of the estimated net proceeds of this offering, assuming that the underwriters' over-allotment option is not exercised.

   You should read the table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited consolidated financial statements and our unaudited condensed consolidated pro forma financial data included in this prospectus.

                                                        March 31, 2000
                                               ---------------------------------
                                                                      Pro Forma
                                               Historical Pro Forma  As Adjusted
                                               ---------- ---------  -----------
                                                        (in thousands)
Current portion of long-term debt.............  $     --  $ 20,000    $     --
Long-term debt................................    83,500   118,700      80,300
Convertible subordinated notes................    13,224    13,224      13,224
                                                --------  --------    --------
    Total long-term debt and convertible
     subordinated notes.......................    96,724   151,924      93,524
Preferred stock, $0.02 par value, 20,000,000
 shares authorized;
  Convertible preferred stock Series B,
   266,667 shares issued and outstanding......     3,627     3,627       3,627
  Convertible preferred stock Series C,
   1,139,506 shares issued and outstanding....     5,163     5,163       5,163
  Convertible preferred stock Series D,
   621,930 shares issued outstanding..........     7,572     7,572       7,572
Common stock, $0.02 par value, 60,000,000
 shares authorized, 6,429,439 and 13,429,439
 shares issued actual and pro forma and pro
 forma as adjusted, respectively..............       129       129         269
Additional paid-in capital....................    68,366    68,366     126,626
Accumulated deficit...........................   (24,552)  (24,552)    (24,552)
Treasury stock; 7,258 shares..................    (1,187)   (1,187)     (1,187)
                                                --------  --------    --------
    Total stockholders' equity................    59,118    59,118     117,518
                                                --------  --------    --------
    Total capitalization......................  $155,842  $211,042    $211,042
                                                ========  ========    ========

                       SELECTED HISTORICAL FINANCIAL DATA

   The following selected historical financial data for 3TEC as of and for the years ended December 31, 1999 and 1998 have been derived from our audited consolidated financial statements included in this prospectus. The following selected historical financial data for 3TEC as of and for the three months ended March 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements included in this prospectus.

                                  Three Months Ended         Year Ended
                                       March 31,            December 31,
                                 ---------------------  ----------------------
                                    2000       1999        1999        1998
                                 ---------- ----------  ----------  ----------
                                               (in thousands)
Revenues:
  Oil and natural gas sales and
   plant income................. $   16,915 $    3,072  $   19,952  $   15,011
  Gain on sale of properties....          9         74       1,048       1,953
  Other.........................        329        103       1,020         738
                                 ---------- ----------  ----------  ----------
    Total revenues..............     17,253      3,249      22,020      17,702
                                 ---------- ----------  ----------  ----------
Costs and expenses:
  Lease operating and production
   taxes........................      4,581      1,559       6,728       7,801
  Geological and geophysical....        125         70         200         878
  Dry hole......................         12         62         625         503
  Depreciation, depletion and
   amortization.................      3,920      1,350       6,691       7,116
  Impairments...................         --         --       2,478       4,164
  Interest......................      2,085        512       3,205       1,972
  General and administrative....      1,697      1,021       4,736       4,267
  Other.........................         68         --       2,230         405
                                 ---------- ----------  ----------  ----------
    Total costs and expenses....     12,488      4,574      26,893      27,106
                                 ---------- ----------  ----------  ----------
Income (loss) before income tax
 expense (benefit) and minority
 interest.......................      4,765     (1,325)     (4,873)     (9,404)
Minority interest...............         42        (10)          2          15
Income tax expense (benefit)....      1,606       (409)     (1,443)     (2,830)
                                 ---------- ----------  ----------  ----------
Net income (loss) before
 dividends to preferred
 stockholders...................      3,117       (906)     (3,432)     (6,589)
Dividends to preferred
 stockholders...................        260        143         574          68
                                 ---------- ----------  ----------  ----------
Net income (loss) attributable
 to common stockholders......... $    2,857 $   (1,049) $   (4,006) $   (6,657)
                                 ========== ==========  ==========  ==========
Net income (loss) per common
 share (diluted)................ $     0.35 $    (0.37) $    (1.14) $    (2.48)
                                 ========== ==========  ==========  ==========
Weighted average common shares
 outstanding (diluted)..........  9,342,722  2,843,531   3,519,532   2,683,369
                                 ========== ==========  ==========  ==========

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

   Our unaudited pro forma condensed consolidated balance sheet as of March 31, 2000 gives effect to the purchases of the Floyd Oil Properties and the CWR Properties (the "Purchases") and this offering as if they occurred on March 31, 2000. Our unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2000 and the year ended December 31, 1999 give effect to the Purchases and this offering as if they had occurred at the beginning of the periods presented. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999 has also been prepared to give effect to the issuance of 351,681 shares of common stock and warrants to purchase 266,226 shares of common stock for an aggregate purchase price of $2,373,844 and the issuance of a senior convertible subordinated note for $2,373,844 under a securities purchase agreement between The Prudential Insurance Company of America ("Prudential") and 3TEC on October 19, 1999, as if it had occurred at the beginning of the year presented. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999 also gives effect to the August 27, 1999 issuance of 1,585,185 shares of common stock and warrants to purchase 1,200,000 shares of common stock for an aggregate purchase price of $10,700,000 and the issuance of a senior convertible subordinated notes for $10,700,000 under the securities purchase agreement with W/E LLC, as if it had occurred at the beginning of the year presented. Prudential and W/E LLC transactions are included in the pro forma condensed consolidated financial statements as the transactions provided a significant portion of the financing for the purchase of the Floyd Oil Properties. The pro forma financial data does not include financial information for Magellan, which is not significant with respect to the operations of 3TEC as of and for the periods presented.

   The following unaudited pro forma financial data have been included as required by the rules of the SEC and are provided for comparative purposes only. The unaudited pro forma financial data presented are based upon the historical consolidated financial statements of 3TEC and the historical statements of revenues and direct operating expenses of the Floyd Oil Properties and the CWR Properties and should be read in conjunction with such financial statements and the related notes thereto included elsewhere in this registration statement.

   The pro forma financial data are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed consolidated financial statements, and the actual recording of the transactions could differ. The unaudited pro forma financial data are not necessarily indicative of the financial results that would have occurred had the Purchases and the offering been effective on and as of the dates indicated and should not be viewed as indicative of operations in future periods.

       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                      For the Year Ended December 31, 1999

                              3TEC     Floyd Oil  Properties  Pro Forma         Pro Forma
                          Consolidated Properties   of CWR   Adjustments       Consolidated
                          ------------ ---------- ---------- -----------       ------------
                              (in thousands, except share and per share amounts)
Revenues:
  Oil and natural gas
   sales and plant
   income...............   $  19,952    $ 33,759   $ 9,745    $    643 (a)      $   64,099
  Gain on sale of
   properties...........       1,048                                                 1,048
  Other.................       1,020                                                 1,020
                           ---------    --------   -------    --------          ----------
    Total revenues......      22,020      33,759     9,745         643              66,167
Costs and expenses:
  Lease operating and
   production taxes.....       6,728      11,995     2,148        (492)(a)(b)       20,379
  Geological and
   geophysical..........         200                                                   200
  Dry hole..............         625                                                   625
  Depreciation,
   depletion and
   amortization.........       6,691                             9,378 (c)          16,069
  Impairments...........       2,478                                                 2,478
  Interest..............       3,205                             4,232 (d)           7,437
  General and
   administrative.......       4,736                             2,230 (e)           6,966
  Other.................       2,230                                                 2,230
                           ---------    --------   -------    --------          ----------
    Total costs and
     expenses...........      26,893      11,995     2,148      15,348              56,384
                           ---------    --------   -------    --------          ----------
Income (loss) before
 income tax (benefit)
 and minority interest
 expense................      (4,873)     21,764     7,597     (14,705)              9,783
                           ---------    --------   -------    --------          ----------
Minority interest.......           2                                                     2
Provision for income tax
 expense (benefit)......      (1,443)                            4,983 (f)           3,540
                           ---------    --------   -------    --------          ----------
Net income (loss) before
 dividends to preferred
 stockholders...........      (3,432)     21,764     7,597     (19,688)              6,241
Dividends to preferred
 stockholders...........         574                                                   574
                           ---------    --------   -------    --------          ----------
Net income (loss)
 attributable to common
 stockholders...........   $  (4,006)   $ 21,764   $ 7,597    $(19,688)         $    5,667
                           =========    ========   =======    ========          ==========
Net income (loss) per
 common share (diluted).   $   (1.14)                                           $     0.45
                           =========                                            ==========
Weighted average common
 shares outstanding
 (diluted)..............   3,519,532                                            14,821,467(g)
                           =========                                            ==========

 See accompanying notes to unaudited pro forma condensed consolidated financial data.

       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                   For the Three Months Ended March 31, 2000
                                  (unaudited)

                               3TEC     Properties  Pro Forma     Pro Forma
                           Consolidated   of CWR   Adjustments   Consolidated
                           ------------ ---------- -----------   ------------
                              (in thousands, except share and per share
                                               amounts)
Revenues:
  Oil and natural gas
   sales and plant income.  $   16,915    $2,712     $   179 (a) $    19,806
  Gain on sale of
   properties.............           9                                     9
  Other...................         329                                   329
                            ----------    ------     -------     -----------
    Total revenues........      17,253     2,712         179          20,144
                            ----------    ------     -------     -----------
Costs and expenses:
  Lease operating and
   production taxes.......       4,581       508          34 (b)       5,123
  Geological and
   geophysical............         125                                   125
  Dry hole................          12                                    12
  Depreciation, depletion
   and amortization.......       3,920                   784 (c)       4,704
  Impairments.............          --                                    --
  Interest................       2,085                   (63)(d)       2,022
  General and
   administrative.........       1,697                   114 (e)       1,811
  Other...................          68                                    68
                            ----------    ------     -------     -----------
    Total costs and
     expenses.............      12,488       508         869          13,865
                            ----------    ------     -------     -----------
Income (loss) before
 income tax expense
 (benefit) and minority
 interest expense.........       4,765     2,204        (690)          6,279
Minority interest.........          42                                    42
Provision for income tax
 expense..................       1,606                   515 (f)       2,121
                            ----------    ------     -------     -----------
Net income (loss) before
 dividends to preferred
 stockholders.............       3,117     2,204      (1,205)          4,116
Dividends to preferred
 stockholders.............         260                                   260
                            ----------    ------     -------     -----------
Net income (loss)
 attributable to common
 stockholders.............  $    2,857    $2,204     $(1,205)    $     3,856
                            ==========    ======     =======     ===========
Net income per common
 share (diluted)..........  $     0.35                           $      0.26
                            ==========                           ===========
Weighted average common
 shares outstanding
 (diluted)................   9,342,722                            16,342,722(g)
                            ==========                           ===========



 See accompanying notes to unaudited pro forma condensed consolidated financial data.

            Unaudited Pro Forma Condensed Consolidated Balance Sheet
                              As of March 31, 2000

                                                Pro Forma
                                               Adjustments
                                           ---------------------
                                                         Common
                                  3TEC     Properties    Stock        Pro Forma
                              Consolidated   of CWR     Issuance     Consolidated
                              ------------ ----------   --------     ------------
Current Assets
  Cash and cash equivalents..   $  3,917    $           $              $  3,917
  Accounts receivable........      9,824                                  9,824
  Other current assets.......        875                                    875
                                --------    -------     -------        --------
    Total current assets.....     14,616         --          --          14,616
Property (at cost)
  Oil and natural gas-
   successful efforts method.    191,945     55,200(h)                  247,145
  Other......................      1,567                                  1,567
Accumulated depreciation,
 depletion & amortization....    (42,001)                               (42,001)
Other assets.................      1,734                                  1,734
                                --------    -------     -------        --------
    Total assets.............   $167,861    $55,200     $    --        $223,061
                                ========    =======     =======        ========
Current liabilities
  Current portion of long-
   term debt.................         --     20,000(h)  (20,000)(i)          --
  Accounts payable--trade....   $  5,404    $           $              $  5,404
  Revenue payable............      1,431                                  1,431
  Accounts payable--
   stockholders dissenters...      1,119                                  1,119
  Other current liabilities..        796                                    796
                                --------    -------     -------        --------
    Total current
     liabilities.............      8,750     20,000     (20,000)          8,750
Long-term debt, excluding
 current portion.............     83,500     35,200(h)  (38,400)(i)      80,300
Senior subordinated notes....     13,224                                 13,224
Deferred income taxes........      1,896                                  1,896
Other liabilities............        209                                    209
Minority interest............      1,164                                  1,164
Stockholders' equity
  Preferred stock, $0.02 par,
   20,000,000 shares
   authorized, 266,667
   designated Series B,
   2,300,000 shares
   designated Series C and
   725,167 shares designated
   Series D, none other
   designated................         --                                     --
  Convertible preferred stock
   Series B, $7.50 stated
   value, 266,667 shares
   issued and outstanding
   (historical and pro
   forma). $2,000,000
   aggregate liquidation
   preference................      3,627                                  3,627
  Convertible preferred stock
   Series C, $5.00 stated
   value, 1,132,338 shares
   issued and outstanding
   (historical and pro
   forma). $5,661,690
   aggregate liquidation
   preference................      5,163                                  5,163
  Convertible preferred stock
   Series D, $24.00 stated
   value, 621,930 shares
   issued and outstanding
   (historical and pro
   forma). $14,926,320
   aggregate liquidation
   preference................      7,572                                  7,572
  Common stock, $.02 par
   value, 60,000,000 shares
   authorized, 6,429,439
   shares issued (historical)
   and 13,429,439 shares
   issued (pro forma)........        129                    140 (i)         269
  Additional paid-in capital.     68,366                 58,260 (i)     126,626
  Accumulated deficit........    (24,552)                               (24,552)
  Treasury stock; 7,258
   shares....................     (1,187)                                (1,187)
                                --------    -------     -------        --------
    Total stockholders'
     equity..................     59,118         --      58,400         117,518
                                --------    -------     -------        --------
Total liabilities and
 stockholders' equity........   $167,861    $55,200     $    --        $223,061
                                ========    =======     =======        ========

 See accompanying notes to unaudited pro forma condensed consolidated financial data.

       Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

   The unaudited pro forma financial data has been prepared to give effect to the acquisition by 3TEC of the Floyd Oil Properties, the CWR Properties and the Offering of 7,000,000 shares of our common stock. The columns headed "Floyd Oil Properties" and "Properties of CWR" and the "Pro Forma Adjustments" in the Unaudited Pro Forma Condensed Consolidated Statements of Operations give effect to the revenues and direct operating expenses of the respective acquisitions for the periods they were not included in our historical financial statements. The unaudited pro forma condensed consolidated statements are not necessarily indicative of the results of our future operations.

(a) To record additional revenues and direct operating expenses related to the purchase of additional third party interests in the properties also acquired from C.W. Resources, Inc.

(b) To eliminate operator overhead charges of $634,000 for the year ended December 31, 1999, that will no longer be incurred on a portion of the Floyd Oil Properties, as these properties will be operated by us and our subsidiaries.

(c) To adjust depreciation, depletion and amortization expense to give effect to the purchase price allocated to the Floyd Oil Properties and the CWR Properties using the unit of production method under the successful efforts method of accounting.

(d) To record the net change in interest expense (at 7.27% and 7.93%, for the year ended December 31, 1999, and the three months ended March 31, 2000, respectively) and amortization of deferred financing costs relating to the borrowings under our credit facility and to record interest expense on convertible subordinated notes issued to W/E LLC, Prudential, and Alvin V. Shoemaker of $1.2 million for the year ended December 31, 1999.

(e) To record additional general and administrative expenses relating to additional costs anticipated to be incurred due to contractual obligations incurred in completing the purchase of the Floyd Oil Properties and the CWR Properties.

(f) To record income tax expense on the pro forma adjustments.

(g) To reflect the impact on diluted weighted average common shares outstanding of 503,426 shares of our common stock issued for the Floyd Oil Properties, 351,681 shares of our common stock issued to Prudential under the securities purchase agreement, 1,607,407 shares of our common stock issued to W/E LLC and Alvin V. Shoemaker, for the year ended December 31, 1999, and 7,000,000 shares of common stock issued in this offering. Diluted weighted average common shares outstanding reflect the effect of our common stock equivalents when dilutive.

(h) To record the acquisition of the CWR properties and related borrowings under our credit facility.

(i) To record the issuance of 7,000,000 shares of our common stock at $9.00 per share, net of $4.6 million of issuance costs, and retirement of outstanding debt under our credit facility.

Unaudited Pro Forma Supplemental Oil and Natural Gas Disclosure

   The following tables set forth certain unaudited pro forma information concerning 3TEC's proved oil and natural gas reserves at December 31, 1999, giving effect to the acquisition of the CWR Properties as if it had occurred on January 1, 1999. The pro forma reserve data does not include reserve information for Magellan. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact. The proved oil and natural gas reserve information is as of December 31, 1999 and reflects prices and costs in effect as of such date.

Reserves:

                           Oil and Condensate (MBbls)          Natural Gas (Mmcf)
                          ------------------------------ --------------------------------
                                    CWR      Pro Forma               CWR      Pro Forma
                          3TEC   Properties Consolidated  3TEC    Properties Consolidated
                          -----  ---------- ------------ -------  ---------- ------------
Balance, January 1,
 1999...................  3,342     905         4,247     43,483    60,552     104,035
Extensions and
 discoveries............     12      83            95      1,226     5,436       6,662
Purchases of reserves in
 place..................  6,866      --         6,866    126,556        --     126,556
Revisions of previous
 estimates..............    502      --           502     (5,135)       --      (5,135)
Production..............   (532)    (55)         (587)    (4,738)   (3,779)     (8,517)
Sales of reserves in
 place..................   (355)     --          (355)    (1,693)       --      (1,693)
                          -----     ---        ------    -------    ------     -------
Balance at December 31,
 1999...................  9,835     933        10,768    159,699    62,209     221,908
                          =====     ===        ======    =======    ======     =======
Proved developed
 reserves...............  9,358     474         9,832    122,914    31,573     154,487
                          =====     ===        ======    =======    ======     =======

Standard Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves:

                                              3TEC    CWR Properties Pro Forma
                                            --------  -------------- ---------
                                                      (In thousands)
Future cash inflows........................ $594,023     $172,552    $ 766,575
Future production and development costs.... (223,765)     (58,475)    (282,240)
Future income tax expenses.................  (92,975)          --      (92,975)
                                            --------     --------    ---------
Future net cash flows......................  277,283      114,077      391,360
10% discount factor........................ (128,542)     (55,802)    (184,344)
                                            --------     --------    ---------
Standardized measure of discounted future
 net cash flows............................ $148,741     $ 58,275    $ 207,016
                                            ========     ========    =========

Changes to Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves:

                                                              CWR
                                                   3TEC    Properties Pro Forma
                                                 --------  ---------- ---------
                                                        (In thousands)
Standardized measure, January 1, 1999........... $ 38,894   $53,793   $ 92,687
Sales, net of production costs..................  (13,224)   (7,597)   (20,821)
Purchases of reserves...........................  150,295        --    150,295
Net changes in prices and production costs......   18,646        --     18,646
Net change in income taxes......................  (49,874)       --    (49,874)
Extensions and discoveries and improved
 recovery, net of future production and
 development costs..............................    1,945     6,700      8,645
Revisions of quantity estimates.................   (1,994)       --     (1,994)
Accretion of discount...........................    3,889     5,379      9,268
Sales of reserves in place......................   (1,643)       --     (1,643)
Changes in production rates and other...........    1,807        --      1,807
                                                 --------   -------   --------
Standardized measure, December 31, 1999......... $148,741   $58,275   $207,016
                                                 ========   =======   ========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and our unaudited consolidated financial statements included in this prospectus. The following information contains forward-looking statements. See "Forward-Looking Statements."

Overview

   We are engaged in the acquisition, development, production and exploration of oil and natural gas reserves. Our properties are concentrated in East Texas and the Gulf Coast region, both onshore and in the shallow waters of the Gulf of Mexico. We also own significant properties in the Permian and San Juan basins and in the Mid-Continent region. Our management and technical staff have substantial experience in each of these areas. As of December 31, 1999, including the recent acquisitions of Magellan and the CWR Properties, we had estimated total net proved reserves of 312 Bcfe, of which approximately 77% were natural gas and approximately 71% were proved developed, with an estimated PV-10 value of $296.7 million. As of April 30, 2000, on a pro forma basis including the CWR Properties, our net daily production was approximately 49.0 Mmcf of natural gas and 3.5 MBbls of oil or 70.0 Mmcfe.

   We have increased our reserves and production principally through acquisitions. We focus on properties that have a substantial proved reserve component and which management believes to have additional exploitation opportunities. In early 2000, through the acquisition of Magellan, we acquired a number of drilling prospects covered by an extensive 3-D seismic database that we believe have exploration potential. We have assembled an experienced management team and technical staff with expertise in property acquisitions and development, reservoir engineering, exploration and financial management.

   We underwent a change of control in August 1999, in a transaction in which W/E LLC invested $21.4 million in cash and oil and natural gas properties for common stock, warrants and convertible subordinated notes representing at that time approximately 36% of our then outstanding common stock.

   Since our formation in 1992, we have grown principally through several acquisitions of proved properties in the Gulf Coast, East Texas and the Mid-Continent region. Acquisitions made in 1997 and 1998 significantly increased our reserves and production but were primarily nonoperated properties with high per Mcfe lease operating costs. Following the change in control discussed above, during the second half of 1999 and the first half of 2000, we closed several transactions that changed our senior management team, capital structure and our property base. In addition, we added several experienced professionals to our technical staff. Because of these recent transactions, the historical results of operations and cash flows will differ materially from, and will not be representative of, our future results.

   We increased our asset base substantially and decreased our operating cost per Mcfe on a pro forma basis with the acquisition of the Floyd Oil Properties in November 1999. The Floyd Oil Properties had estimated net proved reserves at December 31, 1999, of 165.5 Bcfe with a PV-10 value of $146.1 million. On a pro forma basis, the Floyd Oil Properties resulted in additional EBITDAX of $17.9 million and $20.6 million and additional pro forma revenues of $34.1 million and $33.8 million for the years ended 1998 and 1999, respectively. Also on a pro forma basis, after giving effect to the acquisition of the Floyd Oil Properties, our total operating cost per Mcfe for the years ended 1998 and 1999 declined 10% and 1% to $0.95 and $0.84, respectively. Pro forma general and administrative cost per Mcfe for the same periods declined 45% and 50% to $0.32 and $0.30, respectively. Revenues and expenses from the Floyd Oil Properties are included in our historical operating results only for the period from November 23, 1999, the date of acquisition, through December 31, 1999.

   Additionally, in February 2000 we closed the acquisition of Magellan, which owns primarily proved undeveloped reserves, with significant 3-D seismic data. We plan to fund a development program of Magellan's undeveloped properties, which we believe could increase future reserves and production. In addition, we are continually seeking and reviewing acquisitions of properties and companies which we believe will be complementary to our reserves and production. We expect our acquisition program to continue to be a significant source of growth for us, depending on the market for oil and natural gas properties, and industry conditions generally.

   On May 31, 2000, we acquired the CWR Properties for cash consideration of approximately $55 million. The CWR Properties are located in Upshur and Gregg Counties in East Texas and consist of 178 gross wells (48 net wells) and cover approximately 38,000 gross acres (approximately 10,100 net acres). According to Ryder Scott, at December 31, 1999, the CWR Properties had net proved reserves of 67.8 Bcfe with an associated PV-10 value of $58.3 million. These proved reserves are approximately 92% natural gas and 51% of the volumes are classified as proved developed. On a pro forma basis, the CWR Properties contributed additional revenues of $10.4 million and $2.9 million, and additional EBITDAX of $7.6 million and $2.2 million, for the year ended December 31, 1999, and the three months ended March 31, 2000, respectively. For the year ended December 31, 1999 and the three months ended March 31, 2000, on a pro forma basis, our lease operating expenses declined from historical amounts by 8% and 4% to $0.78 and $0.81, respectively. Also on a pro forma basis, after giving effect to the acquisition of the Floyd Oil Properties and the CWR Properties, our depreciation, depletion and amortization per Mcfe for the year ended December 31, 1999, declined from 1999 historical amounts 27% to $0.61 and for the three months ended March 31, 2000, increased 3% from historical amounts to $0.74. Pro forma general and administrative costs per Mcfe for the same periods declined from 1999 historical amounts 55% and 7% to $0.27 and $0.29, respectively. See "Description of the CWR Properties."

Certain Accounting Practices

   We use the successful efforts method of accounting for our investments in oil and natural gas properties. Under this method, we capitalize all direct costs incurred in connection with the acquisition, drilling and development of productive oil and natural gas properties. Costs associated with unsuccessful exploration are expensed as incurred. Geological and geophysical costs and costs of carrying and retaining unevaluated properties are expensed as incurred. Depreciation, depletion and amortization of capitalized costs are computed separately for each field based on the unit of production method using only proved oil and natural gas reserves.

   We review our oil and natural gas properties on a field level for impairment when circumstances indicate that the capitalized costs less accumulated depreciation, depletion and amortization (the "Carrying Value") of the property may not be recoverable. If the Carrying Value of the property exceeds the expected future undiscounted cash flows, an amount equal to the excess of the Carrying Value over the fair value of the property is charged to operations. An impairment results in a non-cash charge to earnings but does not affect cash flows unless our borrowing base was significantly reduced as a result of the impairment.

Liquidity and Capital Resources

   We believe that our cash flows from operations are adequate to meet the requirements of operating our business. However, future cash flows are subject to a number of variables, including our level of production and prices, and we cannot assure you that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures. Our principal operating sources of cash include sales of oil and natural gas production.

   Our pro forma EBITDAX, including the Floyd Oil Properties and the CWR Properties, for the year ended December 31, 1999, and the three months ended March 31, 2000, was $36.9 million and $12.9 million, respectively. For the year 2000, we have budgeted approximately $24 million for development and exploration capital expenditures, including an estimated $3.7 million with respect to the CWR Properties. We are obligated to pay net cash dividends of approximately $570,000 per year on the Series C Preferred Stock in cash. Additionally, we are obligated to pay dividends of $740,000 per year on the Series D Preferred Stock, which we may pay in either cash or in additional shares of Series D Preferred Stock during the three years ending February 2, 2003. We are obligated to pay interest on convertible subordinated notes of approximately $1.2 million per year.

   Our primary source of financing for acquisitions has been borrowing under our credit facility, discussed below. We have also recently utilized private equity financing to supplement our capital requirements. We believe we will have sufficient cash flow from operations and borrowings under our credit facility to meet our obligations and operating needs for the current year. We also believe that we have the ability to raise additional private equity or debt financing and otherwise access the capital markets should such sources of capital prove insufficient to execute our strategic objectives. However, future cash flows are subject to a number of variables, including our level of production and prices, and we cannot assure you that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

   In connection with our acquisition of the Floyd Oil Properties on November 23, 1999, we entered into a $250 million credit facility with Bank One, Texas, N.A. and certain other financial institutions. Our then existing bank debt of $26.6 million was paid in full with proceeds from the new facility. The credit facility provides for a borrowing base which is adjusted periodically on the basis of the discounted present value attributable to our proved producing oil and natural gas reserves, as determined by our lenders. At March 31, 2000, the borrowing base under the credit facility was $95 million. The borrowing base is redetermined semi-annually on May 1 and November 1 of each year. At March 31, 2000 we were paying 7.9% per annum interest on the entire principal balance of the facility of $83.5 million. As revised as described below, the credit facility matures on May 31, 2003. Prior to maturity, other than a payment of $20 million due on or before December 31, 2000, no payments of principal are required so long as the borrowing base exceeds the loan balance. The borrowings under the credit facility are secured by substantially all of our properties.

   In connection with this credit facility, we are required to adhere to certain affirmative and negative covenants. The loan agreement contains a number of dividend restrictions and restrictive covenants which, among other things, requires that our consolidated EBITDAX (our consolidated earnings from ongoing operations before reduction for income tax expense, interest expense and depreciation, depletion, amortization expense and exploration expense) not be less than 2.5 times our consolidated interest expense for the quarter ending June 30, 2000, the quarter ending September 30, 2000, and for each subsequent four quarter period thereafter. At March 31, 2000, our quarterly consolidated EBITDAX was 5.16 times our consolidated interest expense.

   In connection with our acquisition of the CWR Properties we increased the amount of availability under the borrowing base to $145 million through November 1, 2000, to enable us to borrow the purchase price of the CWR Properties. As revised, interest under the facility accrues at our option at a rate calculated as either the bank's prime rate plus a low of zero to a high of 50 basis points or LIBOR plus basis points increasing from a low of 150.0 to a high of 212.5 as amounts outstanding increase as a percentage of the borrowing base. The credit facility requires a $20 million payment of principal on or before December 31, 2000, subject to the redetermination of our borrowing base on November 1, 2000. Following this revision to the credit facility and after giving effect to our borrowings to fund the acquisition of the CWR Properties and the application of the proceeds of this offering, on a pro forma basis at March 31, 2000, the amount available to be borrowed under the credit facility was approximately $64.7 million, or $44.7 million assuming payment in full of the $20 million prepayment described in the preceding sentence. As indicated elsewhere in this prospectus, the net proceeds of this offering will be used principally to repay indebtedness outstanding under this credit facility.

   In connection with our acquisition of the CWR Properties on May 31, 2000, and the concurrent amendment of our bank credit facility to increase our borrowing base to $145 million, we also entered into a private equity shelf facility with EnCap. Pursuant to the shelf facility, at any time through December 31, 2000, we may require EnCap to purchase from us up to $20 million (800,000 shares having a redemption price of $25 per share) of a new class of exchangeable preferred stock with a dividend rate of 8% per annum. The new class of preferred, which would be designated as our Series E preferred if it is ever issued, would be convertible into our common stock at a conversion price equal to 130% of the trading price of our common stock at the time of any takedown by us under the shelf facility. If we take down over $10 million under this facility, no conversion feature will apply. Under the terms of the shelf facility, we would be required to redeem the Series E preferred in three equal annual payments beginning five years after issuance. In addition, in the event of a takedown under the facility, we would be required to issue warrants to EnCap to purchase three shares of our common stock for each share of Series E preferred which may be issued, at an exercise price of $0.02 per share. We entered into this shelf facility to provide us with the financial assurance that our debt levels can be appropriately reduced without reliance on this offering. Upon completion of this offering the shelf facility expires according to its terms and neither we nor EnCap will have any further rights or obligations under the shelf facility. We paid EnCap a fee of 2.5% of the amount of the commitment as consideration for this shelf facility.

   We generally sell our oil at local field prices paid by the principal purchasers of oil. The majority of our natural gas production is sold at spot prices. Accordingly, we are generally subject to the commodity prices for these resources as they vary from time to time. Prices since mid-1999 have generally followed an increasing trend, but the market continues to have considerable volatility. We have entered into fixed price swap agreements covering 2,000 barrels per day of our oil production for the period March through October 2000 at an average price of $25.96 per barrel. These agreements cover approximately 62% of our current daily oil production. The price used to determine the settlement amount is the average of the near month contract on the NYMEX. Settlement is on the 23rd of each month for the preceding month. The hedging agreements are with financial institutions that participate in our credit facility.

   We have entered into a forward sale agreement for 3,750 Mcf of natural gas per day for the period May through August 2000 at an average price of $3.07 per Mcf. This agreement covers approximately 8% of our current daily natural gas production.

   Our revenues and the value of our oil and natural gas properties have been and will be affected by changes in oil and natural gas prices. Our ability to maintain current borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent on oil and natural gas prices. These prices are subject to significant seasonal and other fluctuations that are beyond our ability to control or predict. During 1999, we received an average of $16.88 per barrel of oil and $2.18 per Mcf of natural gas. Although some costs and expenses are affected by the level of inflation, inflation has not had a significant effect in recent years. Should conditions in the industry continue to improve, causing an increase in competition resulting in a relative shortage of oilfield supplies and/or services, inflationary cost pressures may resume.

Results of Operations

   Our revenue, profitability, and future rate of growth are dependent upon prevailing prices for oil and natural gas, which, in turn, depend upon numerous factors such as economic, political, and regulatory developments as well as competition from other sources of energy. The energy markets historically have been highly volatile, and future decreases in prices could have an adverse effect on our financial position, results of operations, quantities of reserves that may be economically produced, and access to capital.

   Due to our significant property and corporate acquisitions in 1999, our 1999 change of control and our current capitalization structure, comparisons of our results of operations from year to year may not be meaningful. You should read the following discussion and analysis together with our audited consolidated financial statements and the related notes for the fiscal years ended December 31, 1999 and 1998.

Three Months Ended March 31, 2000, Compared With Three Months Ended March 31,
1999

   The following table reflects certain summary operating data for the periods presented:

                                                                   Three Months
                                                                    Ended March
                                                                        31,
                                                                   -------------
                                                                    2000   1999
                                                                   ------ ------
   Net Production Data:
     Natural gas (Mmcf)..........................................   3,578    930
     Oil (MBbls).................................................     308    144
     Natural gas equivalents (Mmcfe).............................   5,426  1,794

   Average Sales Price: (a)
     Natural gas (per Mcf).......................................  $ 2.56 $ 1.61
     Oil (per Bbl)...............................................   24.94   9.87
     Natural gas equivalents (per Mcfe)..........................    3.11   1.63

   Expenses ($ per Mcfe):
     Oil and gas operating (b)...................................  $ 0.84 $ 0.87
     General and administrative..................................    0.31   0.57
     Depreciation and depletion (c)..............................    0.72   0.75
     Cash margin (d).............................................    1.96   0.19

--------
(a)   Excludes effect of our hedging activities.
(b)   Includes lease operating costs, production taxes and ad valorem taxes.
(c) Represents depreciation, depletion and amortization, excluding impairments.
(d) Represents average equivalent price per Mcfe less oil and gas operating expenses per Mcfe and general and administrative expenses per Mcfe.

   Revenue. Total revenue for the three months ended March 31, 2000, was $17.2 million, an increase of $14.0 million (431%) over total revenue for the three months ended March 31, 1999. Natural gas revenues for the three months ended March 31, 2000 were $9.2 million, approximately 512% higher than the natural gas revenues of $1.5 million for the three months ended March 31, 1999. Natural gas production volumes increased 285%, and oil production volumes increased by approximately 113%, principally as a result of the additional volumes from the Floyd Oil Properties in the three months ended March 31, 2000. Oil revenues for the three months ended March 31, 2000 were $7.7 million, approximately 438% higher than the oil revenues of $1.4 million for the three months ended March 31, 1999. Other oil and gas revenue increased 13%, from $147,000 to $165,000 for the three months ended March 31, 2000. We incurred a hedging loss of approximately $101,000 during the three months ended March 31, 2000 on our oil production hedge. Average natural gas sale prices increased 59% for the three months ended March 31, 2000 compared with the three months ended March 31, 1999, while oil prices, excluding the effects of hedging, increased 153% during the same period. For the three months ended March 31, 2000, approximately 54% of the dollar amount of our product sales were natural gas. Production from Magellan from the date of acquisition (February 3, 2000) to the end of the period contributed less than 1% to our total revenues in the three months ended March 31, 2000.

   Gain on Property Sales, Interest and Other Income. We did not sell a significant number of oil and natural gas properties during the periods ended March 31, 2000 and March 31, 1999. Other income for the three months ended March 31, 2000 of $329,000, consisted principally of interest income, lease bonus and delay rentals and approximately $147,000 from a lawsuit settlement.

   Expenses. Total expenses for the three months ended March 31, 2000 were $12.5 million, a $7.9 million increase over the $4.6 million for the three months ended March 31, 1999. This increase of total expenses was primarily the result of additional expenses of approximately $5.9 million attributable principally to the acquisition of the Floyd Oil Properties. Lease operating expense of $4.6 million, or approximately $0.84 per Mcfe, increased by approximately $3.0 million from the three months ended March 31, 1999, when it was approximately $0.87 Mcfe. Depreciation and depletion expense for the three months ended March 31, 2000 was

$3.9 million, or approximately $0.72 per Mcfe, compared to $1.3 million or approximately $0.75 per Mcfe for the three months ended March 31, 1999. The increase in depletion due to the acquisition of the Floyd Oil Properties was offset to a slight degree by lower depletion due to impairments, property sales and lower production on properties owned the entire period of 1999. General and administrative expense was $1.7 million, or approximately $0.31 per Mcfe, compared to $1.0 million or approximately $0.57 per Mcfe for the three months ended March 31, 1999. The general and administrative expense increase was primarily the result of increases in salary, insurance and rent expenses associated with the Company's growth. Interest expense of $2.1 million, increased $1.6 million (307%) for the three months ended March 31, 2000, the increase reflecting increased borrowings under our credit facility for acquisitions.

   Net Income. Our net income for the three months ended March 31, 2000 was approximately $3.1 million compared to a loss of approximately $900,000 for the three months ended March 31, 1999. The primary reason for the increased profitability was net increases in the volumes of and prices received from the sale of oil and natural gas.

   Dividends to Preferred Stockholders. Dividends to preferred stockholders of approximately $260,000 in the three months ended March 31, 2000 increased 82% over the three months ended March 31, 1999. The increase of dividends was due to the issuance of Series D Convertible Preferred Stock in connection with the acquisition of Magellan, which began accruing dividends on February 3, 2000.

Year Ended December 31, 1999, Compared With Year Ended December 31, 1998

   Revenue. Total revenue for the year ended December 31, 1999, was $22.0 million, an increase of $4.3 million (24%) over total revenue for 1998. Natural gas revenues for the 1999 period were $10.3 million, approximately 34% higher than 1998 natural gas revenues of $7.7 million. Natural gas production volumes increased 23% in 1999; oil production volumes decreased by approximately 9%, principally as a result of property sales during the period. Oil revenues for the 1999 period were $8.9 million, approximately 33% higher than 1998 oil revenues of $6.7 million. Natural gas plant and other product sales revenue of $648,000 increased 2% from $632,000 in 1998. Average natural gas sale prices increased 9% from the 1998 to the 1999 period, while oil prices increased 46% during the same period. For 1999, approximately 52% of the dollar amount of our product sales were natural gas. In addition, production from the Floyd Oil Properties from the date of acquisition (November 23, 1999) to year-end contributed approximately $4.5 million (approximately 20%) to our total revenues in the 1999 period.

   Gain On Property Sales, Interest and Other Income. In 1999 and 1998, our property divestments resulted in gains of $1.0 million and $1.9 million, respectively. Other income for 1999 of $1.0 million, consisted principally of interest income and a lawsuit settlement.

   Expenses. Total expenses for the year ended December 31, 1999 were $26.9 million, a slight decrease over the $27.1 million in 1998. Comparability of total expenses was affected by certain non-recurring expenses in 1999 of $1.7 million and additional expenses of $2.3 million attributable to the acquisition of the Floyd Oil Properties. Lease operating expense of $6.7 million or approximately $0.85 per Mcfe, decreased by approximately $1.1 million from the 1998 period, when it was approximately $1.06 per Mcfe, reflecting the effect of property sales. Depreciation and depletion expense was $6.7 million, or approximately $0.84 per Mcfe, compared to $7.1 million or approximately $0.97 per Mcfe for 1998. An increase in depletion due to the acquisition of the Floyd Oil Properties was offset by lower depletion due to impairments, property sales and lower production on properties owned the entire period of 1999. Impairment expense for 1999 was approximately $2.5 million, relating to impairments on fee mineral acreage, non-producing leasehold and proved oil and natural gas properties. More specifically, 1999 impairments were related to certain fee mineral acreage that reverted to the landowners, management's decision not to participate in additional exploration on certain prospects and new reserve engineers employed by us resulted in valuation changes on certain proved properties. The impairment expense in 1998 was principally attributable to decreasing oil prices. General and administrative expense was $4.7 million, or approximately $0.60 per Mcfe, compared to $4.3 million or approximately $0.58 per Mcfe for 1998. The general and administrative expense increase was primarily the result of increases in salary, legal and consulting expenses in 1999 offset partially by declines in certain expenses due to the closing of subsidiary offices in Kingwood, Texas. Interest expense of $3.2 million, increased $1.23 million (62%) in the 1999 period, the increase reflecting increased borrowings under our credit facility for acquisitions.

   The non-recurring expense of $1.7 million was triggered by the change of control resulting from the sale of securities to W/E LLC and consists of stock compensation expense of $730,000, severance payments of $624,000, compensation plan payments of $292,000 and other expenses of $60,000.

   Net Loss. The net loss for 1999 was approximately $3.4 million compared to a loss of approximately $6.6 million in 1998. The current period net loss decreased primarily as a result of the increased income from oil and natural gas and the lower depletion and impairment expenses.

   Dividends to Preferred Stockholders. Dividends to preferred stockholders of approximately $574,000 in 1999 increased 745% over 1998. The increase was due to the dividends on the Series C Preferred Stock that began to accrue dividends on December 31, 1998 and the conversion of the Series A Preferred Stock to common stock on January 31, 1998.

Year 2000 Compliance

   We had undertaken various initiatives to ensure that our hardware, software and equipment functioned properly with the rollover of the date to January 1, 2000. We experienced no problems as a result of the rollover of the dates to January 1, 2000, and the costs incurred for Year 2000 compliance were immaterial to our financial position and results of operations. Although we can provide no assurance, we anticipate any future costs associated with Year 2000 compliance to be immaterial to our financial position and results of operations.

Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for and disclosures of derivative instruments, including certain derivative instruments embedded in other contracts. The Statement is effective for financial statements for fiscal years beginning after June 15, 2000. We have not yet determined the impact of the Statement on our financial condition or results of operations.

   In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No.
25. Among other issues, Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 (APB No. 25) regarding (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The provisions of Interpretation No. 44 which affect us are to be applied on a prospective basis effective July 1, 2000.

                            BUSINESS AND PROPERTIES

About 3TEC

   We are engaged in the acquisition, development, production and exploration of oil and natural gas reserves. Our properties are concentrated in East Texas and the Gulf Coast region, both onshore and in the shallow waters of the Gulf of Mexico. We also own significant properties in the Permian and San Juan basins and in the Mid-Continent region. Our management and technical staff have substantial experience in each of these areas. As of December 31, 1999, on a pro forma basis including the recent acquisitions of Magellan and the CWR Properties, discussed below, we had estimated total net proved reserves of 312 Bcfe, of which approximately 77% were natural gas, and approximately 71% were proved developed with an estimated PV-10 value of $296.7 million. As of April 30, 2000, on a pro forma basis including the CWR Properties, our actual net daily production was approximately 49.0 Mmcf of natural gas and 3.5 MBbls of oil or 70.0 Mmcfe.

   We have increased our reserves and production principally through acquisitions. We focus on properties that have a substantial proved reserve component and which management believes to have additional exploitation opportunities. Through the recently completed acquisition of Magellan, we have also acquired a number of drilling prospects covered by an extensive 3-D seismic database that we believe have exploration potential. We have assembled an experienced management team and technical staff with expertise in property acquisitions and development, reservoir engineering, exploration and financial management. After this offering, we believe that our cash flow from operations and our financial resources will provide us with the ability to fully develop our current properties, to finance our current exploration projects and to pursue new acquisition opportunities.

   In August 1999, W/E LLC purchased a controlling interest in us, and Floyd C. Wilson was named our Chairman and Chief Executive Officer. Since that time, we have acquired net proved reserves of 258.6 Bcfe with an associated PV-10 value of $244.2 million at December 31, 1999, including the recently acquired CWR Properties, calculated as of December 31, 1999. In addition, we have raised or issued $25.0 million of private equity and equity linked financing and have entered into a new $250 million credit facility.

Our Strategy

   Our business strategy is focused on the following:

  . Pursuit of Strategic Acquisitions. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects. We seek to acquire operational control of properties that we believe have significant exploitation and exploration potential. We are especially focused on increasing our holdings in fields and basins in which we already own an interest.

  . Further Development of Existing Properties. We intend to further develop our properties that have proved reserves. We seek to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, and by drilling in-fill locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits. We intend to enhance the efficiency and quality control of these activities by operating the majority of our properties.

  . Growth Through Exploration. We conduct an active technology-driven exploration program that is designed to complement our property acquisition and development drilling efforts with moderate to high risk exploration projects that have greater reserve potential. We generate exploration prospects through the analysis of geological and geophysical data and the interpretation of 3-D seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and by selectively reducing our participation in certain exploratory prospects through sales of interests to industry partners.

  . Rationalization of Property Portfolio. We intend to actively pursue opportunities to reduce and control operating costs of our existing properties and properties we may acquire in the future through the consolidation of overlapping operations, the sale of marginal properties and by increasing the number of fields we operate as a percentage of our total properties.

  . Maintenance of Financial Flexibility. We intend to maintain a substantial unused borrowing capacity under our bank credit facility by periodically refinancing our bank debt in the capital markets when conditions are favorable. We believe our expanded base of internally generated cash flow and other financial resources, including our existing financial partners, provide us with the financial flexibility to pursue additional acquisitions of producing properties and leasehold acreage and to develop our project inventory in an optimal fashion.

Our Strengths

   We believe our historical success and future performance are, and will be, directly related to the following combination of strengths:

  . Proven Acquisition Experience. Since the investment by W/E LLC in August
    1999, through the acquisitions of the Floyd Oil Properties, Magellan and the CWR Properties, we have added approximately 259 Bcfe of proved reserves with a PV-10 value of approximately $244 million as of December 31, 1999. Our acquisition efforts are managed by an experienced team of property aggregators with extensive engineering, operating and financial skills.

  . Experienced Technical Team. Our technical team is comprised of respected energy industry professionals with an average of over 20 years of industry experience.

  . Substantial Inventory of Development and Exploration Prospects. Including the CWR Properties, we have assembled an inventory of over 220 drilling locations balanced between what we believe to be low to moderate risk development locations and higher risk, higher potential exploratory locations defined by, and supported with, 3-D seismic data. Our inventory of drilling locations and degree of operating control provide us flexibility in project selection and the timing of drilling projects.

  . Financial Flexibility. We have access to capital and the financial flexibility to respond quickly to opportunities for growth and changing business conditions.

Acquisition of Magellan

   On February 3, 2000, we completed the acquisition of Magellan from certain affiliates of EnCap and other third parties for consideration of approximately $18.7 million, consisting of: (a) 1,085,934 shares of common stock, (b) four year warrants to purchase up to 333,333 shares of common stock at $30.00 per share, (c) 617,009 shares of 5% Series D Preferred Stock and (d) the assignment of a performance based "back-in" working interest of 5% of Magellan's interest in 12 exploration prospects. For a more detailed description of the Series D Preferred Stock, see "Description of Capital Stock." Magellan's properties are located both onshore and in the shallow waters of south Louisiana and consist of 20,243 gross (11,244 net) acres in three prospective areas. As of December 31, 1999, Magellan's independent reserve engineers, Ryder Scott, estimated that Magellan's net proved reserves were 25.3 Bcfe with an associated PV-10 value of $39.8 million. These proved reserves are approximately 67% natural gas and 69% of the volumes are classified as proved undeveloped. Magellan operates approximately 80% of its properties on a PV-10 value basis. In addition to the proved reserves, we believe the Magellan properties contain several 3-D seismic defined exploratory drilling locations. In April 2000, we purchased additional interests in certain of the Magellan properties from unrelated parties, bringing our total net purchase price for the Magellan properties to approximately $21 million. See "Description of Magellan."

   If requested by the holders of the securities issued in the Magellan transaction, we will be obligated to file no more than two registration statements to register the common stock received in the transaction or upon conversion of the Series D Preferred Stock and upon exercise of the related warrants and, if necessary, to keep the registration statements effective for up to two years. We have also agreed to give notice to recipients of the securities if we propose to file a registration statement. These persons or entities have waived their right to include their common stock in this offering.

Acquisition of the CWR Properties

   On April 14, 2000, we entered into a definitive agreement to acquire certain properties operated by C.W. Resources, Inc. for cash consideration of approximately $52 million. In addition to the interests included under the April 14, 2000 agreement, we acquired certain other interests in the same fields from unrelated parties for approximately $3.5 million in cash. The purchase of these properties closed May 31, 2000, with an effective date of January 1, 2000. These purchases are subject to customary post-closing adjustments. We estimate that the total net purchase price after giving effect to the post-closing adjustments will be approximately $55.2 million. The properties are collectively referred to as the CWR Properties. The purchase of the CWR Properties was financed under our bank credit facility which we amended prior to closing on these transactions. The CWR Properties are located in Upshur and Gregg Counties in East Texas and consist of 178 gross wells (48 net wells) and cover approximately 38,000 gross acres (approximately 10,100 net acres). As of December 31, 1999, Ryder Scott estimated that the net proved reserves of the CWR Properties were 67.8 Bcfe with an associated PV-10 value of $58.3 million. These proved reserves are approximately 92% natural gas and 51% are classified as proved producing. As of April 30, 2000, net daily production from the CWR Properties was approximately 10.9 Mcfe. See "Description of the CWR Properties."

Our Formation

   3TEC is the successor to Middle Bay Oil Company, Inc. ("Middle Bay"), an Alabama corporation formed on November 30, 1992. 3TEC was incorporated in Delaware on November 24, 1999, as a wholly owned subsidiary of Middle Bay for the sole purpose of merging with Middle Bay to effect a change in domicile to Delaware and to change our name to 3TEC Energy Corporation. Effective December 7, 1999, Middle Bay was merged into us and each share of common stock of Middle Bay was converted into one share of our common stock.

Description of Our Properties

   We present information regarding our oil and natural gas reserves, properties, and operating results below. The information below relating to oil and natural gas reserves, volumes, prices, operating expenses, productive wells, and acreage data, includes the Floyd Oil Properties, Magellan, and the recently acquired CWR Properties. Information relating to volumes, prices, and operating expenses, set forth below is presented on a pro forma basis as if we acquired the Floyd Oil Properties, Magellan, and the CWR Properties on December 31, 1999. We acquired the Floyd Oil Properties in November 1999, Magellan in February 2000, and the CWR Properties on May 31, 2000.

                                 As of December 31, 1999
                         ---------------------------------------
                                                   Pro Forma(a)
                         ----------------------------------------------------------------
                          Estimated Net Proved
                                Reserves                 Percent   Proved      Budgeted
                         -----------------------  PV-10   Total  Undeveloped 2000 Capital
                           Gas     Oil    Total   Value   PV-10   Drilling   Expenditures
                         (Mmcf)  (MBbls) (Mmcfe) ($000)   Value   Locations     ($000)
                         ------- ------- ------- ------- ------- ----------- ------------
East Texas Area......... 123,804  1,602  133,417 102,464  34.5%      162         7,300
Gulf Coast Area.........  67,651  2,927   85,214  99,553  33.6%       41        15,500
Permian/San Juan Area...  20,766  4,793   49,524  55,021  18.5%        3           400
Mid-Continent Area......  26,590  2,398   40,978  36,163  12.2%       16           900
Other Areas.............      87    431    2,673   3,471   1.2%        0           100
                         ------- ------  ------- ------- ------      ---        ------
  Total................. 238,898 12,151  311,806 296,672 100.0%      222        24,200
                         ======= ======  ======= ======= ======      ===        ======

--------
(a) Includes 16,990 Mmcf of natural gas, 1,383 MBbls of oil, 25,286 Mmcfe total, and $39.8 million PV-10 value associated with properties owned by Magellan, and includes 62,209 Mmcf of natural gas, 933 MBbls of oil, 67,808 Mmcfe total, and $58.3 million PV-10 value associated with the CWR Properties.

   We describe our properties by operating area in the following paragraphs.

   We separately describe the Magellan and CWR Properties under the captions "Description of Magellan" and "Description of the CWR Properties," below.

   East Texas Area. Our properties in the East Texas region produce primarily from the Cotton Valley and Travis Peak formations which range in depth from approximately 7,000 feet to 10,500 feet. As of April 30, 2000, our estimated net daily production from this area was 14.0 Mmcfe per day. The producing formations of this area tend to contain multiple producing horizons and are typically low permeability sands that require fracture stimulation to achieve optimal producing rates. This type of fracture stimulation usually results in relatively high initial production rates that decline rapidly during the first year of production and subsequently stabilize at fairly low, more easily predictable annual decline rates. Much of our production in this area is from wells that have been producing for several years and are in their latter, more stable stage of production, resulting in a relatively long reserves to production ratio. Additionally, reservoirs with multiple producing horizons typically provide numerous recompletion and workover opportunities to enhance proved reserves and production. We have identified 53 proved undeveloped drilling locations in this area. Many of these development drilling locations are based on a change in regulatory field rules that now permit wells to be drilled on 80 acre spacing as opposed to 160 acre spacing. This type of infill drilling is generally effective in low permeability sands, such as the Cotton Valley formation, where one wellbore is only capable of draining an area less than the permitted spacing. Drilling infill wells on 80 acre spacing has been successful throughout the area in such notable Cotton Valley fields as Carthage, Oak Hill and Willow Springs. For 2000, we have budgeted approximately $3.7 million for the drilling of development wells and various exploitation activities.

   Gulf Coast Area. We have established a substantial base of proved reserves and undeveloped acreage with significant exploration potential along the Gulf Coast of Texas and Louisiana. As of April 30, 2000, our estimated net daily production from this area was 18.2 Mmcfe per day. Onshore in southern Louisiana and southeast Texas our production is mainly from the Hackberry, Miogyp and Vicksburg formations which range from approximately 13,000 feet to 17,000 feet in depth. Along the central and southern Texas coast we are active in two main areas, the Stuart City field in the Edwards Reef trend and the Segundo Olmos field in Webb County, Texas. The Edwards Reef trend extends from the Mexican border through the Texas Gulf Coast into southern Louisiana and has been extensively drilled since the late 1950's. The Edwards Reef trend formation is a very thick section of low permeability limestone that requires fracture stimulation to achieve optimal production rates and even then will only drain a limited area. Our acreage has seven producing wells that were drilled on 320 acre spacing and we have identified seven additional proved undeveloped locations on this acreage based on drilling infill locations on 120 acre spacing. Infill drilling has been successful throughout this trend. We are also evaluating the drilling of new horizontal legs in existing wells and conducting additional fracture stimulations, both of which have been successful in the Edwards Reef trend. The Segundo Olmos field produces from the Olmos formation, a relatively low permeability sandstone, at a depth of approximately 7,000 feet. This field was originally drilled on 160 acre spacing and has been successfully drilled on 80 acre spacing throughout the trend. We have identified an additional five proved undeveloped locations in this field. In 2000, we have budgeted approximately $2.9 million for the drilling of development wells and associated exploitation activity in these areas.

   Permian, San Juan and Mid-Continent Areas. We own interests in numerous fields in the Anadarko, Arkoma, Permian and San Juan basins in the states of Kansas, Oklahoma, Texas and New Mexico where our estimated net daily production as of April 30, 2000, was 25.6 Mmcfe per day. These fields are generally characterized as mature producing fields that have very stable, low rates of decline and a relatively small amount of development drilling and exploitation potential. In 2000, we have budgeted approximately $1.3 million for the drilling of wells and associated exploitation projects in these areas.

Description of Magellan

   Through the acquisition of Magellan, we acquired interests in Breton Sound Block 34 in Louisiana state waters and the Bay De Chene and Garden City fields in south Louisiana. While there is a relatively small amount of existing production, all three fields have had 3-D seismic surveys and in the aggregate have substantial proved undeveloped and proved developed non-producing reserves. Management believes these properties also have additional exploration potential. Several experienced engineers and geoscientists at Magellan, who developed many of the exploration prospects and have extensive experience in south Louisiana, have joined our technical staff.

   Breton Sound Block 34 is located in 12 feet to 15 feet of water east of the Main Pass area of the Mississippi River delta. As of April 30, 2000, this field was producing 0.7 Mmcfe per day net to our interest and has significant proved developed nonproducing and proved undeveloped reserves in the Krumbar and Hollywood formations at approximately 15,000 feet to 17,000 feet in depth. Additionally, we have identified and are currently drilling a well on a proved undeveloped location supported by 3-D seismic data in Breton Sound Block 34 (our "Alpha Prospect") that is structurally high to an offsetting well drilled by Conoco. In addition to our Alpha Prospect, we have identified four additional untested fault blocks that have similar characteristics to our Alpha Prospect based on the interpretation of the 3-D seismic data. In 2000, we have budgeted approximately $8.5 million for development drilling and recompletions.

   The Bay De Chene field and the Garden City field are older fields that have produced substantial amounts of oil and natural gas which we believe to have further development and exploration potential. The Bay De Chene field is a highly faulted, geologically complex salt dome based structure that has produced over 100 MBbls of oil and 230 Bcf of natural gas from over 67 different reservoirs. In 1997, Magellan conducted a 72 square mile 3-D seismic survey resulting in the identification of numerous potential development drilling locations and exploitation projects and several exploration drilling prospects. The majority of these opportunities are between 7,000 feet and 10,000 feet in depth and are in reservoirs that have been productive throughout the field. As of April 30, 2000, this field was producing 0.6 Mmcfe per day net to our interest. The Garden City field has produced over 2 Tcfe since its discovery and contains one proved undeveloped drilling location and several exploration prospects. All of these drilling opportunities have been evaluated with 3-D seismic and subsurface data, and we are currently drilling a well in the Garden City field. In 2000, we have budgeted approximately $4.1 million for the Bay De Chene and Garden City fields for development and exploration drilling and recompletions. We will continue to evaluate our exploration projects in these fields.

Description of the CWR Properties

   The CWR Properties are located in the Glenwood and White Oak fields in Gregg and Upshur Counties, Texas, and produce from the Cotton Valley formation at a depth of approximately 10,500 feet. As of December 31, 1999, the acquired properties had estimated total net proved reserves of 67.8 Bcfe with a PV-10 value of $58.3 million, using constant pricing of $2.39 per Mcf for gas and $25.60 per barrel for oil. The estimated reserves are 92% natural gas on an equivalent basis. As of April 30, 2000, the net daily production from the CWR Properties was approximately 10.0 Mmcf of natural gas and 150 Bbls of oil. Approximately 51% of the reserves are classified as proved developed. We have identified over 100 proved undeveloped locations and plan an active drilling program on the properties. On a pro-forma basis, this acquisition increased our total proved reserves as of December 31, 1999 to 312 Bcfe and increased our net daily production to approximately 49.0 Mmcf of gas and 3,500 Bbls of oil as of April 30, 2000. In 2000, we have budgeted approximately $3.7 million for development drilling of our interests in approximately 24 wells on these properties.

Oil and Natural Gas Reserves

   The following table presents our estimated net proved oil and natural gas reserves and the PV-10 value of our reserves as of December 31, 1999 and 1998. The period end prices of oil and natural gas at December 31, 1999 and 1998, in the PV-10 calculations were $23.87 and $9.50 per barrel of oil and $2.29 and $2.10 per Mcf of natural gas, respectively. Our estimated net proved oil and natural gas reserves and the PV-10 value of our reserves as of December 31, 1999 are based on a reserve report prepared by Ryder Scott for our properties. In 1998 such estimates for our properties were prepared by Lee Keeling and Associates, Inc. and H.J. Gruy and Associates, Inc. The PV-10 values shown in the table are not intended to represent the current market value of the estimated oil and natural gas reserves we own. For further information concerning the PV-10 values of these proved reserves, please read note 15 of the notes to our December 31, 1999 consolidated financial statements. The pro forma reserve information set forth below includes reserve information for Magellan, which we acquired in February 2000, and for the CWR Properties, which we acquired on May 31, 2000, as though we owned Magellan and the CWR Properties at December 31, 1999.

                                                                    December 31,
                                                December 31, 1999       1998
                                               -------------------- ------------
                                               Pro Forma Historical  Historical
                                               --------- ---------- ------------
Proved reserves:
  Natural gas (Mmcf).........................   238,898    159,699     43,483
  Oil (MBbls)................................    12,151      9,835      3,342
  Natural gas equivalents (Mmcfe)............   311,806    218,712     63,535
Proved developed reserves:
  Natural gas (Mmcf).........................   159,669    122,914     36,731
  Oil (MBbls)................................    10,264      9,358      3,118
  Natural gas equivalents (Mmcfe)............   221,252    179,062     55,439
Estimated future net cash flows before income
 taxes (in thousands)........................  $540,034   $370,258    $71,464
PV-10 value (in thousands)...................  $296,672   $198,615    $38,894

   There are numerous uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The reserve data set forth in this prospectus are only estimates. Although we believe these estimates to be reasonable, reserve estimates are imprecise and may be expected to change as additional information becomes available. Estimates of oil and natural gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of this data, as well as the projection of future rates of production and the timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be exactly measured. Therefore, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of the reserves based on risk of recovery and the estimates are a function of the quality of available data and of engineering and geological interpretation and judgment and the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and the variances may be material. In addition, the estimates of future net revenues from our proved reserves and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct. We emphasize with respect to the estimates prepared by independent petroleum engineers that PV-10 value should not be construed as representative of the fair market value of our proved oil and natural gas properties since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices or for the escalation of expenses and capital costs. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual future prices and costs may differ materially from those estimated. Prospective purchasers of the common stock are cautioned not to place undue reliance on the reserve data included in this prospectus.

Volumes, Prices and Operating Expenses

   The following table presents information regarding the production volumes of, average sales prices received for, and average production costs associated with, our sales of oil and natural gas for the periods indicated. The oil and natural gas production from the Floyd Oil Properties, during the period from acquisition on November 23, 1999, to December 31, 1999, was 87 MBbls of oil and 1,112 Mmcf of natural gas. Pro forma adjustments give effect to the acquisitions of the Floyd Oil Properties and the CWR Properties, as if the acquisitions had occurred at January 1, 1999.

                              Three Months Ended
                                March 31, 2000       Year Ended December 31,
                             -------------------- ------------------------------
                                                                 Historical
                                                  Pro Forma --------------------
                             Pro Forma Historical   1999     1999   1998   1997
                             --------- ---------- --------- ------ ------ ------
Production volumes:
  Natural gas (Mmcf).......    4,429      3,578     18,162   4,737  3,847  1,929
  Oil (MBbls)..............      322        308      1,350     532    581    254
  Natural gas equivalents
   (Mmcfe).................    6,361      5,426     26,262   7,928  7,333  3,453
Average sale prices:
  Natural gas ($ per Mcf)..   $ 2.59     $ 2.56    $  2.25  $ 2.18 $ 2.00 $ 2.39
  Oil ($ per Bbl)..........    25.02      24.94      16.09   16.88  11.52  18.06
  Natural gas equivalents
   ($ per Mcfe)............     3.07       3.11       2.39    2.43   1.96   2.82
Average costs ($ per Mcfe):
  Lease operating and
   production taxes........   $ 0.81     $ 0.84    $  0.78  $ 0.85 $ 1.06 $ 1.11
  General and
   administrative..........     0.29       0.31       0.27    0.60   0.58   0.68
  Depreciation, depletion
   and amortization........     0.74       0.72       0.61    0.84   0.97   1.32

Development, Exploration and Acquisition Capital Expenditures

   The following table presents unaudited information regarding our net costs incurred in the purchase of properties and in exploration and development activities.

                                                 Three
                                                Months
                                                 Ended   Year Ended December 31,
                                               March 31, -----------------------
                                                 2000     1999    1998    1997
                                               --------- ------- ------- -------
                                                        (in thousands)
Acquisition...................................  $19,987  $91,424 $29,215 $44,294
Exploration...................................      138      824   1,802   1,912
Development...................................    3,535    2,154   3,041   1,862
                                                -------  ------- ------- -------
  Total costs incurred........................  $23,660  $94,402 $34,058 $48,068
                                                =======  ======= ======= =======

Drilling Activity

   The following table shows our drilling activity for the three months ended March 31, 2000, and the years ended December 31, 1999, 1998 and 1997. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in these wells.

                                    Three
                                   Months
                                    Ended
                                  March 31,        Year Ended December 31,
                                 ----------- -----------------------------------
                                    2000        1999        1998        1997
                                 ----------- ----------- ----------- -----------
                                 Gross  Net  Gross  Net  Gross  Net  Gross  Net
                                 ----- ----- ----- ----- ----- ----- ----- -----
   Exploration Wells:
     Productive.................    0  0.000    0  0.000    1  0.125    8  0.452
     Non-Productive.............    0  0.000    5  0.900    8  0.793   11  1.280
                                  ---  -----  ---  -----  ---  -----  ---  -----
       Total....................    0  0.000    5  0.900    9  0.918   19  1.732
                                  ===  =====  ===  =====  ===  =====  ===  =====
   Development Wells:
     Productive.................   15  5.261   21  5.667   12  1.508   17  5.627
     Non-Productive.............    0  0.000    0  0.000    2  1.100    6  4.150
                                  ---  -----  ---  -----  ---  -----  ---  -----
       Total....................   15  5.261   21  5.667   14  2.608   23  9.777
                                  ===  =====  ===  =====  ===  =====  ===  =====

Productive Wells

   The following table sets forth the actual number of productive oil and natural gas wells in which we owned an interest as of December 31, 1999, and on a pro forma basis to include Magellan and the CWR Properties as if we owned the interests as of December 31, 1999.

                                                             Total Productive
                                                                   Wells
                                                           ---------------------
                                                           Pro Forma Historical
                                                           --------- -----------
                                                           Gross Net Gross  Net
                                                           ----- --- ------ ----
   Oil.................................................... 1,479 395  1,478  395
   Natural gas............................................   857 300    677  252
                                                           ----- --- ------ ----
     Total................................................ 2,336 695  2,155  647
                                                           ===== === ====== ====

   Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. At April 30, 2000, we operated approximately 475 wells, located primarily in Texas.

Pro Forma Acreage Data

   The following table presents pro forma information regarding our developed and undeveloped lease acreage as of December 31, 1999, including acreage data on a pro forma basis for Magellan and the CWR Properties. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units.

                                      Developed     Undeveloped
                                       Acreage        Acreage         Total
                                   --------------- ------------- ---------------
                                    Gross    Net   Gross   Net    Gross    Net
                                   ------- ------- ------ ------ ------- -------
Texas............................. 208,404  63,377  6,575  1,315 214,979  64,692
Oklahoma..........................  79,256  22,846    205    205  79,461  23,051
Louisiana.........................  40,080  12,253  5,761  2,665  45,841  14,918
Kansas............................  20,579  13,171  6,507  6,507  27,086  19,678
Other............................. 164,857  60,258    560    490 165,417  60,748
                                   ------- ------- ------ ------ ------- -------
  Total........................... 513,176 171,905 19,608 11,182 532,784 183,087
                                   ======= ======= ====== ====== ======= =======

   At December 31, 1999, Magellan owned 17,049 gross developed acres, or 9,562 net developed acres, and 3,193 gross undeveloped acres, or 1,682 net undeveloped acres. The CWR Properties information included in the table above consists of 38,480 gross developed acres, or 10,132 net developed acres, and no gross undeveloped acres or net undeveloped acres. Excluded from the acreage data are approximately 35,214 net mineral acres owned by us, primarily in LaFourche, St. Mary and Terrebonne parishes of Louisiana, all of which we believe have potential for oil and natural gas exploration.

Marketing

   We have marketed the oil and natural gas produced from our properties through typical channels for these products. We generally sell our oil at local field prices paid by the principal purchasers of oil. The majority of our natural gas production is sold at spot prices.

   Both oil and natural gas are purchased by marketing companies, pipelines, major oil companies, public utilities, industrial customers and other users and processors of petroleum products. We are not confined to, or dependent upon, any one purchaser or small group of purchasers. Accordingly, the loss of a single purchaser, or a few purchasers, would not have a long-term material effect on our business because there are numerous purchasers in the areas in which we sell our production.

Competition

   We face competition from other oil and natural gas companies in all aspects of our business, including acquisition of producing properties and oil and natural gas leases, marketing of oil and natural gas, and obtaining goods, services and labor. Many of our competitors have substantially larger financial and other resources. Factors that affect our ability to acquire producing properties include available funds, available information about the property and our standards established for minimum projected return on investment. Competition is also presented by alternative fuel sources, including heating oil and other fossil fuels. We believe that we are competing and will compete effectively as a result of our expertise in the acquisition, exploration, and development of oil and natural gas reserves and our financial ability to take advantage of opportunities.

Regulation

   Federal Regulation of Transportation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978, and the regulations promulgated by the Federal Energy Regulatory Commission. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of natural gas sales by producers began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting producer sales of natural gas effective January 1, 1993. Congress could, however, reenact price controls in the future.

   Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal regulation. Beginning in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace. The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. One broad and significant pending review involves examination of several questions, including whether the transportation regulations should be changed to better operate together with changes in state law that are introducing competition in retail natural gas markets, whether the historical method of setting transportation rates based on cost should be changed for certain transportation, whether short term transportation capacity should be allocated based only on auctions, and whether additional changes need to be made to long term transportation policies to prevent a market bias in favor of short term transportation. We cannot predict what action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other oil and natural gas producers.

   Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, we cannot assure you that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

   Federal Regulation of Transportation of Oil. Oil and sales of oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. Effective as of January 1, 1995, the Federal Energy Regulatory Commission implemented regulations establishing an indexing system for transportation rates for interstate common carrier oil pipelines. These rates are generally indexed to inflation, subject to conditions and limitations. These regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil. However, we do not believe that these regulations affect us any differently than other oil and natural gas producers, gatherers and marketers.

   State Regulation. Our oil and natural gas operations are subject to various types of regulation at the state and local levels. These regulations require drilling permits, regulate the methods for developing new fields and the spacing and operating of wells and waste prevention, and sometimes impose production limitations. These regulations may limit our production from wells and the number of wells or locations we can drill.

   Some states have adopted regulations with respect to gathering systems. These regulations have not had a material effect on the operation of our gathering systems, but we cannot predict whether any future regulations in this area may have a material impact on our gathering systems.

   Federal, State and Indian Leases. Our operations on federal, state or Indian oil and natural gas leases are subject to numerous restrictions, including nondiscrimination statutes. We must conduct our operations on these leases pursuant to permits and authorization and other regulations issued by the Bureau of Land Management,

Minerals Management Service and other agencies. The Minerals Management Service currently has under consideration a proposal to change the manner in which crude oil is valued for purposes of calculating royalty due the government. If adopted, these changes would decrease reliance on historical valuation methods and instead adopt an indexing method intended to better reflect market value, but which may not reflect the proceeds actually received in the sale of the oil. We cannot predict what action the Minerals Management Service may ultimately take or how it will affect royalty payable on our production from federal leases, however, if adopted the changes may tend to increase costs of royalty payments.

   Environmental Regulations. Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our exploration and production operations and facilities for gathering, treating, processing and handling hydrocarbons and related exploration and production wastes are subject to stringent environmental regulation. These laws and regulations sometimes require government approvals before activities occur, limit or prohibit activities because of protected areas or species, impose substantial liabilities for pollution and provide penalties for noncompliance. As with the industry generally, compliance with existing and anticipated regulations increases our overall cost of business. These regulations, however, generally affect us and our competitors similarly. Environmental laws and regulations are subject to frequent change, and we are not able to predict the costs or other impacts of environmental regulation on our future operations.

   The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release or threat of release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

   Our operations are also subject to regulation of air emissions under the Clean Air Act and comparable state and local requirements. Implementation of these laws could lead to the gradual imposition of new air pollution control requirements on our operations. As a result, we may incur capital expenditures over the next several years to upgrade our air pollution control equipment. We do not believe that our operations would be materially affected by any such requirements, nor do we expect such requirements to be any more burdensome to us than to other companies our size involved in oil and natural gas exploration and production activities.

   In addition, legislation has been proposed in Congress from time to time that would reclassify some oil and natural gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If Congress were to enact this legislation, it could increase our operating costs, as well as those of the oil and natural gas industry in general. Initiatives to further regulate the disposal of oil and natural gas wastes are also pending in some states, and these various initiatives could have a similar impact on us.

   The Clean Water Act imposes restrictions and controls on the discharge of oil and natural gas wastes and other forms of pollutants into waters of the United States. Federal law also imposes strict liability on owners of facilities for consequences of an oil spill where the spill is in navigable waters or along shorelines. These laws impose penalties for unauthorized discharges and substantial liability for costs of removal and damages resulting from an unauthorized discharge. State laws for the control of water pollution provide similar penalties and liabilities. The cost of compliance with water pollution laws has not historically been material to our operations. There can be no assurance that changes in federal, state or local water pollution laws and programs will not materially adversely affect our operations in the future.

   Our management believes that we are in substantial compliance with current environmental laws and regulations that affect us and that continued compliance with these requirements will not have a material adverse impact on us.

Legal Proceedings

   From time to time, we may be a party to various legal proceedings. We currently are not a party to any material litigation.

Employees

   At May 31, 2000, we had 41 full-time employees. We believe that our relationships with our employees are satisfactory. None of our employees is covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well-site surveillance, permitting and environmental assessment.

                                   MANAGEMENT

          Name            Age                 Position(s) Held                 Since
          ----            ---                 ----------------                 -----
Floyd C. Wilson.........   52 Chairman, Chief Executive Officer                1999*
R. A. Walker............   43 President, Chief Financial Officer and Director  2000*
Stephen W. Herod........   41 Executive Vice President-Corporate Development,  1997*
                              Treasurer and Director
Richard K. Stoneburner..   46 Vice President--Exploration                      1999
Mark S. Holt............   44 Vice President--Land                             1999
Earl W. Ringeisen.......   65 Vice President--Field Operations and Production  1999
Terry W. Gautier........   43 Controller                                       1999
David S. Elkouri........   46 Secretary                                        2000
David B. Miller.........   50 Director                                         1999*
D. Martin Phillips......   46 Director                                         1999*
Gary R. Christopher.....   49 Director                                         1997*
Larry L. Helm...........   52 Director                                         2000*

--------
* Each of our directors is elected for a term ending on the date of our next annual meeting of stockholders. Our next annual meeting of stockholders is scheduled for May 2001.

   FLOYD C. WILSON, Chairman and Chief Executive Officer, joined us on August 27, 1999, concurrent with the investment by W/E LLC. Mr. Wilson founded W/E LLC in 1998. Mr. Wilson began his career in the energy business in Houston in 1970 as a completion engineer. He moved to Wichita in 1976 to start an oil and natural gas operating company, one of several private energy ventures which preceded the formation of W/E LLC. Mr. Wilson founded Hugoton Energy Corporation ("Hugoton") in 1987, and served as its Chairman, President and Chief Executive Officer. In 1994, Mr. Wilson took Hugoton public, and sold the company in 1998 to Chesapeake Energy Corporation.

   R. A. WALKER, President, Chief Financial Officer and Director, joined 3TEC effective May 1, 2000. Prior to joining us, he was a Senior Managing Director and Co-head of Prudential Capital Group, a $32 billion asset management and merchant banking affiliate of The Prudential Insurance Company of America investing in privately-placed debt and equity securities. From 1990 to 1998, Mr. Walker was the Managing Director of the Dallas office of Prudential Capital Group where he was responsible for the firm's global energy investments, as well as general corporate finance for the Southwestern United States. He joined Prudential in 1987, holding various responsibilities in its Boston, Dallas and Newark offices, after spending approximately six years in commercial banking and two years with an independent oil and gas company.

   STEPHEN W. HEROD has served as our Executive Vice President-Corporate Development since December 1999 and as a director since July 1997. From July 1997 to December 1999, Mr. Herod was our Vice President--Corporate Development. Mr. Herod served as President and a director of Shore Oil Company from April 1992 until the merger of Shore with us on June 30, 1997. He joined Shore's predecessor as Controller in February 1991. Mr. Herod was employed by Conquest Exploration Company from 1984 until 1991 in various financial management positions, including Operations Accounting Manager. From 1981 to 1984, Superior Oil Company employed Mr. Herod as a financial analyst.

   RICHARD K. STONEBURNER joined us in August 1999 and became Vice President-- Exploration in December 1999. Mr. Stoneburner was employed by W/E LLC as District Geologist from 1998 to 1999. Prior to joining us, Mr. Stoneburner worked as a geologist for Texas Oil & Gas, The Reach Group, Weber Energy Corporation, Hugoton Energy Corporation and, independently through his own company, Stoneburner Exploration, Inc. Mr. Stoneburner has over 20 years of experience in the energy field.

   MARK S. HOLT joined us in August 1999 and became Vice President--Land in December 1999. W/E LLC employed Mr. Holt as District Landman from 1998 to 1999. From 1985 to 1998, Mr. Holt was the owner of Holt Resources, which provided land consulting services to various oil and natural gas companies and operators. From 1979 to 1985, Mr. Holt was a Senior Landman for Sun Oil Company.

   EARL W. RINGEISEN joined us in August 1999 and became Vice President--Field Operations and Production in December 1999. From 1998 to 1999, Chesapeake Energy Corporation employed Mr. Ringeisen as their Kansas District Manager. Mr. Ringeisen served as Hugoton's Vice President of Operations from 1993 to 1998. From 1987 to 1993, Mr. Ringeisen served as Production Superintendent for Hugoton.

   TERRY W. GAUTIER joined us as Controller in December 1999. From July 1990 to November 1999, Mr. Gautier was employed by Floyd Oil Company as Vice President, Chief Accounting Officer and Controller. Prior to joining Floyd Oil Company, Mr. Gautier was employed by Pelto Oil Company for six years, serving the last two as Controller. From 1978 to 1983, Mr. Gautier was an Audit Senior with Touche Ross and Co. He is a certified public accountant.

   DAVID S. ELKOURI became Secretary in April 2000. Mr. Elkouri has been a member of the Wichita, Kansas law firm, Hinkle Elkouri Law Firm L.L.C., since 1986 and is currently its Co-Managing Director. He is currently a member of the Board of Directors of Rand Graphics, Inc. and previously served as a director of Hugoton Energy Corporation. He is an Adjunct Professor of Law at the University of Kansas School of Law and teaches business planning.

   DAVID B. MILLER has served as a director since 1999. Mr. Miller is a Managing Director and co-founder of EnCap. EnCap is an investment management and merchant banking firm focused on the upstream and midstream sectors of the oil and natural gas industry that was founded in 1988. EnCap is the general partner and controlling person of certain members of W/E LLC. From 1988 to 1996, Mr. Miller also served as President of PMC Reserve Acquisition Company, a partnership jointly owned by EnCap and Pitts Energy Group. Prior to the establishment of EnCap, Mr. Miller served as Co-Chief Executive Officer of MAZE Exploration Inc., a Denver, Colorado, based oil and natural gas company he co-founded in 1981.

   D. MARTIN PHILLIPS has served as a director since 1999. Mr. Phillips is a Managing Director and principal of EnCap. EnCap is an investment management and merchant banking firm focused on the upstream and midstream sectors of the oil and natural gas industry that was founded in 1988. EnCap is the general partner and controlling person of certain members of W/E LLC. Prior to joining EnCap in 1989, from 1978 to 1989, Mr. Phillips served in various management capacities with NCNB Texas National Bank, including as Senior Vice President in the Energy Banking Group. Mr. Phillips is also a director of Bargo Energy Company, a public oil and natural gas company.

   GARY R. CHRISTOPHER has served as a director since 1997. Mr. Christopher is Acquisitions Coordinator of Kaiser-Francis Oil Company, a position he has held since February 1996. From 1991 to 1996, Mr. Christopher served as Senior Vice President and Manager of Energy Lending for the Bank of Oklahoma. He continues to serve as a consultant to the Bank of Oklahoma. Mr. Christopher is also President, Chief Executive Officer and a director of PetroCorp Inc., a public oil and natural gas company controlled by Kaiser-Francis Oil Company. Kaiser-Francis Oil Company owns 1,112,578 of our shares of common stock.

   LARRY L. HELM was elected a director and a member of our Audit Committee on May 30, 2000. Mr. Helm is responsible for the nationwide Energy and Utilities Banking Group of Bank One Corporation, a position he assumed in 1998. Mr. Helm joined Bank One in 1989 and has held increasingly more responsible positions with Bank One, including, most recently, Chairman and Chief Executive Officer of Bank One's Dallas Region. Mr. Helm is a former director of the Independent Petroleum Association of America.

Employment Contracts

   Floyd C. Wilson and 3TEC entered into an employment agreement commencing on April 15, 2000, and terminating on December 31, 2002, pursuant to which Mr. Wilson will serve as our Chief Executive Officer with an annual base salary of $325,000. Our board of directors may terminate Mr. Wilson's employment under the employment agreement with or without Cause. "Cause" is defined as (a) the inability, despite any reasonable accommodation required by law, due to bodily injury or disease or any other physical or mental incapacity, to perform the services provided for under the employment agreement for a period of 120 days in the aggregate, within any given period of 180 consecutive days during the term of the employment agreement, in addition to any statutorily required leave of absence, (b) conduct that constitutes fraud, dishonesty, theft, or a criminal act involving moral turpitude, in each case only if it materially affects his ability to perform the duties and responsibilities of his position or has a material adverse effect on us, (c) commission of a material act of fraud against us, (d) embezzlement of funds or misappropriation of other property from us, or (e) failure to observe or perform his material duties and obligations as our employee or a material breach of the employment agreement, after 30 days advance written notice of such failure or breach which has not been cured. If Mr. Wilson is terminated by us without Cause, we are required to pay him a severance payment equal to the salary payable to him over the remaining term of his agreement.

   The employment agreement contains certain noncompete, confidentiality and noninterference provisions. For example, during the term of the employment agreement Mr. Wilson may not be employed or render advisory, consulting or other services in connection with any business enterprise or person that is engaged in leasing, acquiring, exploring, producing, gathering or marketing hydrocarbons and related products. Further, during the term of the employment agreement Mr. Wilson may not be financially interested, invest or engage in any business that is engaged in leasing, acquiring, exploring, producing, gathering or marketing hydrocarbons and related products, with certain limited exceptions. The agreement also provides that Mr. Wilson will not disclose or make use of any trade secrets or confidential or proprietary information pertaining to us in a way that is materially detrimental to us. Mr. Wilson is also prohibited during the two-year period of his employment agreement or the period for which Mr. Wilson is employed by us, whichever is longer, and for a six-month period commencing upon the termination of such longer period from soliciting any of our employees or any other person who is under contract with or rendering services to us to (a) terminate his or her employment with us, (b) refrain from extending or renewing his or her employment with us, (c) refrain from rendering services to or for us, (d) become employed by or to enter into contractual relations with any persons other than us, or (e) enter into a relationship with any of our competitors.

   R. A. Walker and 3TEC entered into an employment agreement commencing on May 1, 2000, and terminating on December 31, 2002, pursuant to which Mr. Walker will serve as our President and Chief Financial Officer with an annual base salary of $300,000. The agreement also provides that Mr. Walker will be granted options giving him the right to purchase 500,000 shares of our common stock, one-half of which shall be immediately vested with the remaining portion to vest equally on each of the next three anniversary dates of his employment. The exercise price under the option granted to Mr. Walker is the fair market value of shares of our common stock on the date of grant. We may terminate Mr. Walker's employment under the employment agreement with or without Cause. "Cause" is defined similarly to the definition of "Cause" contained in Mr. Wilson's employment agreement. If Mr. Walker is terminated by 3TEC without Cause, the Company is required to pay him a severance payment equal to two times his base salary. Mr. Walker's employment agreement also contains noncompete, confidentiality and noninterference provisions that are similar in scope and term to the noncompete, confidentiality and noninterference provisions in Mr. Wilson's employment agreement, described above.

   Stephen W. Herod executed an employment agreement with us with an effective date of July 1, 1997, and extending through June 30, 2000, with automatic one-year extensions upon each anniversary date of the employment agreement thereafter unless either party gives at least 30 days notice of termination. The employment agreement is terminable by us before expiration of the term if such termination is for cause (as specified in the employment agreement). The executive employment agreement provides for an annual salary of not less than the base salary of $100,000, which amount may be adjusted from time to time by the board of directors upon the recommendation of the compensation committee of the board of directors. It also provides for fringe benefits in accordance with our policies adopted from time to time for salaried executive employees holding comparable positions.

                  SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

   The following table sets forth the shares of our common stock beneficially owned by those persons known by us to beneficially own more than five percent of our outstanding common stock as of March 31, 2000, and as adjusted to reflect the sale of common stock in this offering, assuming there is no exercise of the over-allotment option by the underwriters. All percentages are based on 6,422,181 shares of common stock issued and outstanding on March 31, 2000.

                                                Shares
                                             Beneficially
                                           Owned Before the
                                               Offering      Percent of Shares
                                           ----------------- Beneficially Owned
    Name and Address of 5% Shareholder      Number   Percent After the Offering
    ----------------------------------     --------- ------- ------------------
W/E Energy Company, L.L.C. (a), (b), (c).. 3,474,074  41.80%       22.69%
777 Walker Street
Suite 2400
Houston, TX 77002

EnCap Investments L.L.C. (b), (d), (e).... 4,859,627  54.58%       30.56%
1100 Louisiana
Suite 3150
Houston, TX 77002

Kaiser-Francis Oil Company (f)............ 1,112,578  17.32%        8.29%
6733 South Yale
Tulsa, OK 74136

The Prudential Insurance Company of
 America (g)..............................   775,344  11.33%        5.60%
751 Broad Street
Newark, NJ 07102

Pel-Tex Partners, L.L.C. (h)..............   444,423   6.72%        3.27%
277 Park Avenue
New York, NY 10172

C. J. Lett, III (i).......................   411,519   6.41%        3.07%
9320 East Central
Wichita, KS 67206

Trustees of Dartmouth College (j).........   394,161   6.14%        2.94%
P.O. Box 31
Hanover, NH 03755

Weskids, L.P. (k).........................   320,385   4.96%        2.38%
310 South Street
Morristown, NJ 07960

Alvin V. Shoemaker (l)....................   321,211   4.95%        2.38%
8800 First Avenue
Stone Harbor, NJ 08247

--------
(a) Based on disclosures in a joint filing on Schedule 13D filed with the Securities and Exchange Commission and recent transactions, W/E LLC is the beneficial owner and has sole voting and dispositive power with respect to 3,474,074 shares of common stock. W/E LLC's members include Floyd C. Wilson, EnCap Energy Capital Fund III, L.P. ("Fund III"), EnCap Energy Capital Fund III-B, L.P. ("Fund III-B"), Energy Capital Investment Company PLC ("ECIC"), and BOCP Energy Partners, L.P. ("BOCP"). As general partner of the funds, EnCap has voting power and dispositive power for Fund III and Fund III-B, and as investment advisor for ECIC, EnCap has voting power and dispositive power for ECIC. EnCap has voting power and dispositive power for BOCP by being its manager as appointed by Banc One Capital Partners VIII, Ltd., the general partner. El Paso Field Services Company ("El Paso Field Services"), a wholly owned subsidiary of El Paso Energy Corporation ("El Paso Energy"), is the sole owner of EnCap. El Paso Field Services and El Paso Energy disclaim any beneficial ownership of these shares.

(b) Includes 1,188,889 shares of common stock issuable on conversion of subordinated notes and 700,000 shares issuable on exercise of warrants to purchase common stock exercisable within 60 days.
(c) W/E LLC owns none of the securities issued in the Magellan transaction.
(d) EnCap may be deemed to share voting and dispositive power with respect to the shares of common stock owned by W/E LLC; however, EnCap disclaims any beneficial ownership of these shares. As disclosed in Note (a) above, El Paso Field Services is the sole owner of EnCap, and El Paso Energy controls El Paso Field Services; however, both El Paso Field Services and El Paso Energy disclaim any beneficial ownership of our shares of common stock. David B. Miller and D. Martin Phillips, managing directors of EnCap, are also managers of W/E LLC and, as such, may be deemed beneficial owners of the shares of our common stock owned by W/E LLC and the shares of our common stock which are owned by EnCap.
(e) This figure includes the 3,474,074 shares described in Note (a) above. Additionally, this figure includes 792,683 shares of common stock, 450,388 shares of Series D Preferred Stock convertible into 450,388 shares of common stock, and warrants to purchase 142,482 shares of common stock, received by Fund III, Fund III-B, ECIC, and BOCP in connection with the acquisition of Magellan.
(f) Kaiser-Francis Oil Company is a wholly owned subsidiary of GBK Corporation, which is owned 78.22% directly by George B. Kaiser and 21.78% indirectly by Mr. Kaiser through affiliates.
(g) As disclosed on Schedule 13G filed with the Securities and Exchange Commission on November 12, 1999, this figure includes convertible subordinated notes convertible into 263,760 shares of common stock and warrants which are immediately exercisable for 159,735 shares of common stock, plus 167 shares of common stock over which Prudential shares voting and dispositive power.
(h) As disclosed in a joint filing on Schedule 13G filed with the Securities and Exchange Commission on March 7, 2000; includes 144,464 shares of Series D Preferred Stock convertible into 144,464 shares of common stock and 45,702 warrants to acquire common stock. Pel-Tex Partners, L.L.C. may be deemed to share voting and dispositive power with respect to the shares with AXA, AXA Financial Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Conseil Vie Assurance Mutuelle, AXA Courtage Assurance Mutuelle, Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), DLJ Capital Investors, Inc., ("DLJ Capital"), DLJ Fund Investment Partners II L.P ("DLJ Fund"), DLJ LBO Plans Management Corporation ("DLJ LBO Plans"), and Townes
    G. Pressler, Jr. Each of the AXA entities, DLJ and DLJ Capital disclaim any beneficial ownership of the shares. DLJ Fund is the controlling member of Pel-Tex Partners, L.L.C.; however, DLJ Fund disclaims any beneficial ownership of these shares. DLJ LBO Plans and Townes G. Pressler, Jr. are the managers of Pel-Tex Partners, L.L.C. and, as such, may be deemed beneficial owners of the shares, however, DLJ LBO Plans and Townes G. Pressler, Jr. disclaim any beneficial ownership of these shares.
(i) This figure includes options immediately exercisable for 15,667 shares of common stock.
(j) As disclosed in a filing on Schedule 13G filed with the Securities and Exchange Commission on June 26, 2000, the Trustees of Dartmouth College are presently the beneficial owners and have sole voting and dispositive power of 394,161 shares of common stock.
(k) As disclosed in a filing on Schedule 13D filed with the Securities and Exchange Commission on November 7, 1997, Weskids, L.P. is presently the beneficial owner and has sole voting and dispositive power of 281,229 shares of common stock and 117,467 shares of Series B Preferred Stock immediately convertible into not less than 39,156 shares of 3TEC's common stock. Weskids, Inc. is the general partner of Weskids, L.P. and effectively controls Weskids, L.P. J. Peter Simon and Michael B. Lenard are the directors of Weskids, Inc.
(l) As disclosed in a filing on Schedule 13D filed with the Securities and Exchange Commission on December 23, 1997, this figure includes 117,466 shares of Series B Preferred Stock immediately convertible into not less than 39,156 shares of 3TEC's common stock. This figure also includes 22,222 shares of common stock, convertible subordinated notes into 16,667 shares of common stock, and warrants immediately exercisable for 10,093 shares of common stock, all of which Mr. Shoemaker may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of with Shoemaker Family Partners, L.P. and Shoeinvest II, L.P. In addition, this figure includes options granted to Mr. Shoemaker immediately exercisable for 5,000 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

   The description of our capital stock below is only a summary and is not intended to be complete. For a complete description, please read our certificate of incorporation and bylaws, which have been filed with the Securities and Exchange Commission.

   Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.02 per share, and 20,000,000 shares of preferred stock, par value $0.02 per share. Pursuant to Certificates of Designations which have been filed with the Secretary of State of the State of Delaware, 266,667 shares of our Series B Preferred Stock, 2,300,000 shares of Series C Preferred Stock and 725,167 shares of our Series D Preferred Stock have been designated.

   As of March 31, 2000, 6,422,181 shares of common stock, 266,667 shares of Series B Preferred Stock, 2,167,156 shares of Series C Preferred Stock and 621,930 shares of Series D Preferred Stock were outstanding.

Common Stock

   Subject to the preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including in the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors or grant preemptive rights with respect to future issuances of our common stock. We may in the future, however, enter into contracts with stockholders to grant holders preemptive rights.

   Subject to any preferential rights of any series of preferred stock outstanding, the holders of our common stock are entitled to dividends, if any, as may be declared from time to time by our board from funds legally available to pay dividends and, upon liquidation, are entitled to receive a pro rata share of all of our assets that are available for distribution to stockholders. All our common stock is fully paid and nonassessable.

Transfer Agent

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The phone number for American Stock Transfer & Trust Company is (718) 921-8200.

Preferred Stock

   Series B Convertible Preferred Stock. The Series B Preferred Stock has a redemption value of $7.50 per share. Dividends are payable when, as and if authorized and declared by the board of directors, and we are not restricted from declaring and paying dividends on any shares of preferred stock.

   Until December 31, 2002, holders of Series B Preferred Stock have the right, at any time, to convert one share of Series B Preferred Stock into one third of a share of common stock or into as many as a total of 444,444 shares of common stock, contingent upon the results of drilling and leasing activity on 3TEC's mineral acreage in south Louisiana. At any time after December 31, 2002, we have the right, upon not less than 30 days nor more than 90 days written notice, to redeem any or all shares of Series B Preferred Stock for $7.50 per share plus any accrued and unpaid dividends. The holders of the Series B Preferred Stock do not have the right to require us to redeem the Series B Preferred Stock and do not have voting rights except those required by law. In the event of our liquidation, dissolution or winding-up, the holders of Series B Preferred Stock are entitled to receive distributions of $7.50 per share plus any accrued but unpaid dividends before any holders of common stock or junior preferred stock receive any distributions.

   In the event of any stock split, reverse stock split, stock dividend, recapitalization or similar transaction, appropriate adjustments will be made to the Series B Preferred Stock to maintain the rate of conversion, redemption, or distributions upon liquidation.

   Series C Convertible Preferred Stock. The Series C Preferred Stock has a redemption value of $5.00 per share and pays dividends at an amount per share of $0.50 per annum, payable semi-annually on March 31 and September 30 of each year. Of the 2,167,156 outstanding shares of Series C Preferred Stock, we beneficially own 1,034,818 shares, as 1,293,522 shares of Series C Preferred Stock are held by our 80% owned subsidiary.

   Holders of Series C Preferred Stock have the right, at any time, to convert one share of Series C Preferred Stock into one third of a share of common stock. We have the right, upon not less than 30 nor more than 90 days written notice, to redeem any or all shares of Series C Preferred Stock for $5.00 per share plus any accrued and unpaid dividends. The holders of the Series C Preferred Stock do not have the right to require us to redeem the Series C Preferred Stock. In the event of our liquidation, dissolution or winding-up, the holders of Series C Preferred Stock are entitled to receive distributions of $5.00 per share plus any accrued but unpaid dividends before any holders of common stock or junior preferred stock receive any distributions.

   In the event of any stock split, reverse stock split, stock dividend, recapitalization or similar transaction, appropriate adjustments will be made to the Series C Preferred Stock to maintain the rate of conversion, redemption, or distributions upon liquidation.

   Except as required by law, the holders of the Series C Preferred Stock are only entitled to vote upon those amendments, alterations or repeals of provisions of our Certificate of Incorporation that adversely affect their rights and preferences as preferred stockholders. The Series C Preferred Stock ranks in parity with the Series B and Series D Preferred Stock with regard to preferences upon our liquidation, dissolution or winding up.

   No dividends may be authorized or paid or set apart for payment or other distribution of cash or other property authorized or made directly or indirectly by us with respect to any shares of our common stock or any junior preferred stock unless the full cumulative dividends on all outstanding shares of Series C Preferred Stock shall have been paid or such dividends have been authorized and set apart for payment with respect to the Series C Preferred Stock.

   We have made application requesting that the Series C Preferred Stock be approved for listing on the Nasdaq SmallCap Stock Market.

   Series D Convertible Preferred Stock. In connection with the acquisition of Magellan, 617,009 shares of Series D Preferred Stock, par value $0.02 per share, were issued with a redemption value of $24.00 per share. While the per share redemption and dividends amounts vary, the rights as to dividends and liquidation payments of all outstanding issues of Preferred Stock are equal. Shares of Series D Preferred Stock earn dividends at 5% per annum cumulative, payable semi-annually on March 31 and September 30 of each year, when, as and if authorized and declared by the board of directors. For a period of three years from the closing date of the Magellan transaction, we may pay the dividends at our option in cash or in additional shares of Series D Preferred Stock.

   Holders of Series D Preferred Stock have the right to convert one share of Series D Preferred Stock into one share of common stock. Upon thirty days written notice, we have the right to redeem any or all shares of Series D Preferred Stock for $24.00 per share plus any accrued and unpaid dividends. Holders of the Series D Preferred Stock have no right to require us to redeem the Series D Preferred Stock.

   In the event of our liquidation, dissolution, winding-up or merger, the holders of Series D Preferred Stock are entitled to receive distributions of $24.00 per share of Series D Preferred Stock plus any accrued but unpaid dividends before any holders of common stock or junior preferred stock receive any distributions.

   In the event of any stock split, reverse stock split, stock dividend, recapitalization or similar transaction, appropriate adjustments will be made to the Series D Preferred Stock to maintain the rate of conversion, redemption, or distributions upon liquidation existing at the date of any such event.

   A majority of the holders of Series D Preferred Stock must consent to certain actions by us, including any which (a) adversely alters or changes the rights, preferences or privileges of the Series D Preferred Stock holders by merger, consolidation or otherwise, (b) increases the authorized number of shares of Series D Preferred Stock, or (c) authorizes or issues any securities with rights senior to the Series D Preferred Stock. Other than these described consents or as required by law or any provision of our Certificate of Incorporation, the holders of Series D Preferred Stock have no voting rights.

   Additional shares of preferred stock may be issued from time to time in one or more series without shareholder approval. With regard to the preferred stock, the board of directors may determine:

  . the preferences;

  . conversion or other rights;

  . voting powers;

  . restrictions;

  . limitations on dividends; and

  . qualifications and terms and conditions of redemption.

   As a result, without shareholder approval, our board of directors could authorize the issuance of additional shares of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock.

Shareholders Agreement

   Pursuant to a Shareholders Agreement, dated August 27, 1999, and a First Amendment to the Shareholders Agreement, dated May 30, 2000, among us and certain of our stockholders collectively owning approximately 69% of our outstanding common stock as of March 31, 2000, before giving effect to this offering (or approximately 33% after giving effect) and before the conversion of our convertible subordinated notes and the exercise of the related warrants, these stockholders have agreed to vote in favor of the election of, and cause their affiliates to vote in favor of the election of, the seven members of our board of directors, at least two of whom shall qualify as independent directors, as follows: (i) three members of the board of directors designated by W/E LLC; (ii) two members of the board of directors designated by Kaiser-Francis Oil Company, C.J. Lett, III, Weskids, L.P. and Alvin V. Shoemaker (the "Remaining Stockholders"); and (iii) two members of the board of directors designated by a majority of the board of directors, at least one of which must be an independent director whose designation is approved by W/E LLC. Accordingly, the parties to the agreement currently have the ability to control the election of all of the members of our board of directors. As the ownership percentage of W/E LLC and the Remaining Stockholders decreases, the number of directors they may designate declines and ultimately, when that percentage falls below 5%, their right to designate board members pursuant to this agreement shall terminate. When the ownership percentage of both W/E LLC and the Remaining Stockholders falls below 5%, the agreement automatically terminates. Following the completion of this offering, if W/E LLC or one of the Remaining Shareholders, individually, no longer beneficially owns at least 3.5% of our common stock, then that stockholder's rights and obligations under the Shareholders Agreement, as amended, shall terminate. As of March 31, 2000, W/E LLC and its affiliates, including EnCap, own approximately 37% of our outstanding common stock.

Registration Rights

   Pursuant to a Registration Rights Agreement dated August 27, 1999, as amended, we granted demand registration rights to W/E LLC, Shoemaker Family Partners, LP, Shoeinvest II, LP, and Prudential, providing these stockholders with the right to require us to use our best efforts to cause registration and sale in a public offering of all or a portion of the shares held by the stockholder or stockholders demanding the registration. In addition, subject to the underwriters discretion to limit the number of shares of selling stockholders to be included in an offering, we granted piggy-back registration rights to these stockholders and to Kaiser-Francis Oil Company, C.J. Lett, III, Weskids, L.P., and Alvin V. Shoemaker in the event that we propose to file, on our own behalf, a registration statement on Form S-1, S-2, S-3 or other similar forms available. All of these stockholders have agreed to waive their right to sell shares in this offering.

   Pursuant to a Registration Rights Agreements dated February 2, 2000, we granted demand registration rights to Pel-Tex Partners, L.L.C. and EnCap and certain of EnCap's affiliates providing these stockholders with the right to use our best efforts to cause registration and sale in a public offering of all or a portion of the shares held by the stockholder or stockholders demanding the registration. In addition, subject to the underwriters' discretion to limit the number of shares of selling stockholders to be included in an offering, we granted piggy-back registration rights to these stockholders and to Earl P. Burke, Jr. Family Limited Partnership and Joint Energy Department Investments Limited Partnership in the event we propose to file, on our own behalf, a registration statement on Form S-1, S-2, S-3 or other similar forms available. All of these stockholders have waived their right to sell shares in this offering.

Business Combinations under Delaware Law

   We are a Delaware corporation and are governed by Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested shareholder, which is a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time the person becomes an interested shareholder. These restrictions do not apply if:

  . before the person becomes an interested shareholder, our board of directors approves the transaction in which the person becomes an interested shareholder or the business combination;

  . upon completion of the transaction that results in the person becoming an interested shareholder, the interested shareholder owns at least 85% of our outstanding voting stock at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock not owned by the interested shareholder.

   In addition, the law does not apply to interested stockholders who became interested stockholders before the common stock was listed on the Nasdaq.

   Delaware law defines the term "business combination" to encompass a wide variety of transactions with, or caused by, an interested shareholder, including mergers, asset sales and other transactions in which the interested shareholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.

Limitation of Liability and Indemnification of Officers and Directors

   Limitation of Liability. Delaware law authorizes corporations to limit or eliminate the personal liability of their officers and directors to them and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

   Our Certificate of Incorporation limits the liability of our directors to us and to our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duty in such capacity, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

   Indemnification. Delaware law also authorizes corporations to indemnify its officers, directors, employees and agents for liabilities, other than liabilities to the corporation, arising because that individual was an officer, director, employee or agent of the corporation so long as the individual acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and not unlawful.

   Our bylaws provide that our officers and directors will be indemnified by us for liabilities arising because such individual was one of our officers or directors to the fullest extent permitted by Delaware law. Our bylaws also provide that we may, by action of our board of directors, provide similar indemnification to our employees and agents.

   These provisions in our Certificate of Incorporation and bylaws may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders.

   These provisions in our Certificate of Incorporation and bylaws do not alter the liability of our officers and directors under federal securities laws and do not affect the right to sue under federal securities laws for violations thereof.

                         DESCRIPTION OF CREDIT FACILITY

   Concurrent with the acquisition of the Floyd Oil Properties, we entered into a $250 million credit facility with Bank One, Texas, N.A., as administrative agent, and Union Bank of California, N.A., Wells Fargo Bank, CIBC, Inc., and The Bank of Nova Scotia as participating lenders. Our borrowing base was initially set at $95 million with $83.5 million outstanding as of March 31, 2000. The borrowing base is redetermined semi-annually on May 1 and November 1 of each year. As of March 31, 2000, we were paying 7.875% per annum interest on $82.5 million and 7.88% per annum interest on $1.0 million of the principal balance of this facility. The credit facility matures on May 31, 2003. Prior to maturity other than a payment of $20 million due on or before December 31, 2000, no payments of principal are required so long as the borrowing base exceeds the credit facility balance. The borrowings under the facility are secured by substantially all our properties.

   In connection with the acquisition of the CWR Properties, we increased the amount of availability under the borrowing base to $145 million to enable us to borrow the $55 million purchase price of the CWR Properties. As revised, interest under the facility accrues at a rate calculated at our option as either the bank's prime rate plus from a low of zero to a high of 50 basis points or LIBOR plus basis points increasing from a low of 150.0 to a high of
212.5 as loans outstanding increase as a percentage of the borrowing base. At the same time Bank of Montreal became a participant in and syndication agent for our facility. As indicated elsewhere in this prospectus, the net proceeds of this offering will be used principally to repay indebtedness outstanding under this credit facility.

   In connection with our credit facility, we are required to adhere to certain affirmative and negative covenants including but not limited to:

  . Use of all proceeds from sales of oil and natural gas properties for the repayment of the outstanding debt.

  . We may not allow the ratio of our current assets to our current liabilities to be less than 1:1 at the end of any fiscal quarter.

  . We may not allow our consolidated EBITDAX (our consolidated earnings from ongoing operations before reduction for income tax expense, interest expense, depreciation, depletion and amortization expense and exploration expense) to be less that 2.5 times our consolidated interest expense for the quarter ending September 30, 2000, and for each subsequent four quarter period thereafter. At March 31, 2000, our consolidated EBITDAX was 5.16 times our quarterly consolidated interest expense, thus well in excess of the requirements of the facility.

  . We may not declare or pay any cash dividend; purchase, redeem or otherwise acquire for value any of our outstanding stock; return capital to stockholders; or make any distribution of our assets to stockholders; except for dividends on and redemption of Series C Preferred Stock under certain circumstances.

  . We have agreed that we will not enter into any hedging transactions except with the lenders' consent and for certain pre-approved hedging activities in connection with oil and natural gas prices.

   Events of default under the facility include a final judgment or order in the excess of $2 million, a change of control of 3TEC or Floyd C. Wilson ceasing to act as our Chairman and Chief Executive Officer.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement dated June 26, 2000, between us and the underwriters, the underwriters named below, who are represented by Bear, Stearns & Co. Inc., CIBC World Markets Corp., Prudential Securities Incorporated and First Union Securities, Inc. have severally agreed to purchase from us the respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Bear, Stearns & Co. Inc............................................ 1,932,000
   CIBC World Markets Corp............................................ 1,932,000
   Prudential Securities Incorporated................................. 1,529,500
   First Union Securities, Inc. ...................................... 1,046,500
   Dain Rauscher Incorporated.........................................    80,000
   Friedman, Billings, Ramsey & Co., Inc. ............................    80,000
   Frost Securities, Inc. ............................................    80,000
   Gaines, Berland Inc. ..............................................    80,000
   McDonald Investments Inc., a KeyCorp Company.......................    80,000
   Raymond James & Associates, Inc. ..................................    80,000
   Sanders Morris Harris Inc. ........................................    80,000
                                                                       ---------
     Total............................................................ 7,000,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations to them, the receipt of "comfort letters" from our accountants and no occurrence of an event that would have a material adverse effect on our business. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   We have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 1,050,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   The underwriters propose initially to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.32 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions.

   We and certain of our stockholders, directors and executive officers have each agreed, without the prior written consent of Bear, Stearns & Co. Inc. during the period ending 180 days after the date of this prospectus, not to, directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described above is settled by delivery of common stock or other securities, in cash or otherwise.

   The foregoing restrictions shall not apply to:

  . transactions by any person of common stock or other securities acquired in open market transactions after the date of this prospectus;

  . any conversion of convertible securities into common stock provided the holder agrees to be bound by the restrictions above;

  . common stock issued by us upon exercise of stock options under existing employee benefit plans;

  . private transfers of common stock or securities convertible into common stock, provided the transferee agrees to be bound by the restrictions above; or

  . any transfer to a family member, trust or affiliate of a security holder who agrees to be bound by the restrictions above.

   In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in our common stock for their own account. In addition, to cover over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. The representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be made in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and, if begun, may end any of these activities at any time.

   Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  . Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  . Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  . Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of the offering.

   Stabilization and syndicate covering transactions may cause the price of the shares to be higher than they would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

   Prior to the pricing of the common stock subject to this offering and until the time when a stabilizing bid may have been made, some or all of the underwriters may make bids for or purchases of shares of our common stock, subject to certain restrictions, known as passive market making activity.

   Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

   We have agreed to indemnify the underwriters against a number of liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make as a result of these liabilities.

   The following table summarizes the compensation and estimated expenses we will pay.

                                   Per Share                       Total
                         ----------------------------- -----------------------------
                            Without          With         Without          With
                         Over-allotment Over-allotment Over-allotment Over-allotment
                         -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions
  Payable by us.........     $0.54          $0.54        $3,780,000     $4,347,000
Expenses payable by us..     $0.12          $0.10        $  827,000     $  827,000

   Our shares of common stock are listed on the Nasdaq National Market under the symbol "TTEN."

   Prudential Securities Incorporated facilitates the marketing of new issues online through PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view the offering terms and a prospectus online and place orders through their financial advisors. Other than the prospectus in electronic format, any other information that references us, the information on Prudential Securities Incorporated's website and any other information maintained by Prudential Securities Incorporated is not a part of this prospectus and has not been approved or endorsed by us and should not be relied upon by prospective investors.

   CIBC Inc. currently is a participant in the bank group under our $250 million credit facility. In connection with this offering, we expect that approximately 14% of the net offering proceeds will be paid to CIBC Inc. as part of the repayment of a portion of the outstanding amounts under the credit facility. CIBC Inc. is affiliated with CIBC World Markets Corp., one of the co-managers of this offering.

   Prudential is an affiliate of Prudential Securities Incorporated, one of the co-managers of this offering. As described under "Security Ownership of Principal Stockholders," Prudential beneficially owns 775,344 shares of our common stock, which represent approximately 11% of our outstanding common stock. After this offering, Prudential will beneficially own approximately 6% of our outstanding common stock.

   This offering is being conducted in accordance with Rules 2710 and 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Bear, Stearns & Co. Inc., the lead manager of this offering, will assume the responsibilities of acting as qualified independent underwriter and will recommend a price in compliance with the requirements of Rule 2720, which provides that the public offering price of an equity security be no higher than that recommended by a "qualified independent underwriting" meeting certain standards.

   R. A. Walker, prior to joining us as President and Chief Financial Officer on May 1, 2000, was a Senior Managing Director and Co-head of Prudential Capital Group, a division of Prudential. Mr. Walker no longer has any affiliation with Prudential Capital Group.

                                 LEGAL MATTERS

   Certain legal matters in connection with the common stock offered hereby are being passed upon for us by Thompson Knight Brown Parker & Leahy LLP, Houston, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the two-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The statements of revenues and direct operating expenses of the Floyd Oil Properties for the nine months ended September 30, 1999 and the year ended December 31, 1998, included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as reflected in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   The statement of revenues and direct operating expenses of the CWR Properties for the year ended December 31, 1999 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   Certain information set forth in this prospectus relating to the estimated proved oil and natural gas reserves of 3TEC, Magellan, the Floyd Oil Properties and the CWR Properties at December 31, 1999, the related calculations of future net revenues and the related discounted future net income have been derived from independent petroleum engineering reports prepared by Ryder Scott. That information has been included herein in reliance on such firm as an expert in petroleum engineering.

   Certain information set forth in this prospectus relating to our estimated proved oil and natural gas reserves at December 31, 1998, the related calculations of future net revenues and the related discounted future net income have been derived from independent petroleum engineering reports prepared by Lee Keeling and Associates, Inc., and H.J. Gruy and Associates, Inc. That information has been included herein in reliance on such firms as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith will file reports and other information with the SEC. The reports and other information filed by us with the SEC can be inspected and copies can be obtained at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials also can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   This prospectus constitutes a part of a registration statement on Form S-2 filed by us with the SEC under the Securities Act. This prospectus omits certain of the information contained in the registration statement, and reference is hereby made to the registration statement for further information with respect to us and the securities offered under this prospectus. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance, reference is made to the copy of the documents so filed. Each such statement is qualified in its entirety by such reference.

   We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion expressed by independent auditors and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following reports have been filed by us with the Securities and Exchange Commission and are incorporated by reference into this prospectus:

  . Form 10-KSB for the year ended December 31, 1999;

  . Form 8-K filed February 4, 2000;

  . Form 8-K filed April 3, 2000;

  . Form 8-K filed April 25, 2000; and

  . Form 10-QSB for the quarter ended March 31, 2000.

   We will provide without charge to each person to whom a copy of this prospectus is delivered, upon request, a copy of the foregoing documents (without exhibits). Written or telephone requests for such copies should be directed to Stephen W. Herod, 3TEC Energy Corporation, Two Shell Plaza, Suite 2400, 777 Walker Street, Houston, Texas 77002, telephone (713) 821-7100.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

   The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this prospectus:

   Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to oil or other liquid hydrocarbons.

   Bcf. One billion cubic feet of natural gas.

   Bcfe. One billion cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

   Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

   Completion. The installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

   Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

   Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

   Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

   Exploratory well. A well drilled to find and produce natural gas or oil reserves that are not proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

   Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic level.

   MBbls. One thousand barrels of oil or other liquid hydrocarbons.

   Mcf. One thousand cubic feet of natural gas.

   Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

   Mmbtu. One million British Thermal Units.

   Mmcf. One million cubic feet of natural gas.

   Mmcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

   Productive well. A well that is found to be capable of producing sufficient quantities of oil and natural gas so that proceeds from the sale of the production are greater than production expenses and taxes.

   Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of oil and natural gas.

   Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

   Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

   Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on developed acreage where the subject reserves cannot be recovered without drilling additional wells.

   PV-10 value. The estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses, such as general and administrative expenses, debt service, future income tax expense, or depreciation, depletion, and amortization.

   Recompletion. The completion of an existing well for production from a formation that exists behind the casing of the well.

   Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

   Royalty interest. An interest in a natural gas and oil property entitling the owner to a share of natural gas and oil production free of costs of production.

   Standardized measure. The estimated future net cash flows from proved natural gas and oil reserves computed using prices and costs, at a specific date, after income taxes and discounted at 10%.

   Tcfe. One trillion cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

   Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

   Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

                            3TEC ENERGY CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
3TEC ENERGY CORPORATION AND SUBSIDIARIES

Independent Auditors' Report.............................................   F-2

Consolidated Balance Sheets as of December 31, 1999 and 1998.............   F-3

Consolidated Statements of Operations for the years ended December 31,
 1999 and 1998...........................................................   F-4

Consolidated Statements of Cash Flows for the years ended December 31,
 1999 and 1998...........................................................   F-5

Consolidated Statements of Changes in Stockholders' Equity for the
 years ended December 31, 1999 and 1998..................................   F-6

Notes to Consolidated Financial Statements...............................   F-7

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES WITH RESPECT TO THE
 FLOYD OIL PROPERTIES FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
 ENDED SEPTEMBER 30, 1999

Report of Independent Public Accountants.................................  F-25

Statements of Revenues and Direct Operating Expenses for the year ended
 December 31, 1998 and the period ended September 30, 1999, with respect to the Floyd Oil Properties.............................................  F-26

Notes to Statements of Revenues and Direct Operating Expenses............  F-27

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES WITH RESPECT TO THE
 ACQUISITION OF CWR PROPERTIES

Independent Auditors' Report.............................................  F-29

Statement of Revenues and Direct Operating Expenses for the year ended
 December 31, 1999, with respect to the CWR Properties...................  F-30

Notes to Statement of Revenues and Direct Operating Expenses.............  F-31
Unaudited Statements of Revenues and Direct Operating Expenses for the
 periods ended March 31, 2000 and 1999, with respect to the CWR
 Properties..............................................................  F-33
Notes to Unaudited Statements of Revenues and Direct Operating Expenses..  F-34

3TEC ENERGY CORPORATION UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
 FINANCIAL DATA

Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the year ended
 December 31, 1998.......................................................  F-36

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statement..  F-37

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
3TEC Energy Corporation:

   We have audited the accompanying consolidated balance sheets of 3TEC Energy Corporation (formerly Middle Bay Oil Company, Inc.) and subsidiaries as of December 31, 1999 and December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 3TEC Energy Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

                                          KPMG LLP

Houston, Texas
February 25, 2000

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                     December 31,  December 31,
                                                         1999          1998
                                                     ------------  ------------
                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents........................  $  6,141,153  $ 1,040,096
  Accounts receivable..............................     9,453,551    3,309,043
  Accounts receivable-Insurance Claim..............            --      448,083
  Other current assets.............................       176,226      141,364
                                                     ------------  -----------
   Total current assets............................    15,770,930    4,938,586
PROPERTY (AT COST)
  Oil and gas-successful efforts method............   168,840,499   90,849,439
  Other............................................     1,141,879      795,323
                                                     ------------  -----------
                                                      169,982,378   91,644,762
Accumulated depreciation, depletion and
 amortization......................................   (38,208,298) (39,073,584)
                                                     ------------  -----------
                                                      131,774,080   52,571,178
OTHER ASSETS.......................................     1,698,496      431,053
                                                     ------------  -----------
TOTAL ASSETS.......................................  $149,243,506  $57,940,817
                                                     ============  ===========

       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable-trade...........................  $  5,726,569  $ 3,643,241
  Accounts payable-Enex LP Dissenters and
   Fractional Shares...............................            --      538,750
  Revenue payable..................................     1,576,731      342,931
  Accounts payable-Stockholder Dissenters..........     1,118,678           --
  Other current liabilities........................       347,733      275,010
                                                     ------------  -----------
   Total current liabilities.......................     8,769,711    4,799,932
LONG-TERM DEBT.....................................    87,500,000   27,454,567
SENIOR SUBORDINATED CONVERTIBLE NOTES..............    13,223,844           --
DEFERRED INCOME TAXES..............................       290,643    1,733,167
OTHER LIABILITIES..................................       257,627      437,949
MINORITY INTEREST..................................     1,089,044      957,369
STOCKHOLDERS' EQUITY
  Preferred stock, $0.02 par, 20,000,000 shares
   authorized, 266,667 designated Series B and
   2,300,000 shares designated Series C, none other
   designated......................................            --           --
  Convertible preferred stock Series B, $7.50
   stated value, 266,667 shares issued and
   outstanding. $2,000,000 aggregate liquidation
   preference......................................     3,627,000    3,627,000
  Convertible preferred stock Series C, $5.00
   stated value, 1,139,506 and 1,142,663 shares
   issued and outstanding at December 31, 1999 and
   December 31, 1998, respectively. $5,697,530
   aggregate liquidation preference................     5,198,440    5,281,937
  Common stock, $.02 par value, 60,000,000 shares
   authorized, 5,338,771 and 2,850,655 shares
   issued at December 31, 1999 and December 31,
   1998, respectively..............................       106,778       57,016
  Additional paid-in capital.......................    57,775,199   37,061,627
  Accumulated deficit..............................   (27,408,062) (23,401,707)
  Treasury stock; 7,258 shares.....................    (1,186,718)     (68,040)
                                                     ------------  -----------
   TOTAL STOCKHOLDERS' EQUITY......................    38,112,637   22,557,833
COMMITMENTS AND CONTINGENCIES
                                                     ------------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........  $149,243,506  $57,940,817
                                                     ============  ===========


          See accompanying notes to consolidated financial statements.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Years Ended December
                                                                 31,
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
REVENUE
  Oil and gas sales and plant income.................  $19,951,750  $15,011,354
  Gain on sale of properties.........................    1,047,860    1,953,362
  Delay rental and lease bonus income................       64,911      217,404
  Other..............................................      955,545      520,458
                                                       -----------  -----------
    TOTAL REVENUE....................................   22,020,066   17,702,578
                                                       -----------  -----------
COSTS AND EXPENSES
  Lease operating, production taxes and plant costs..    6,727,948    7,801,249
  Geological and geophysical.........................      199,499      877,643
  Dry hole costs.....................................      624,780      503,444
  Depreciation, depletion and amortization...........    6,690,961    7,116,116
  Impairments........................................    2,477,980    4,164,184
  Interest...........................................    3,204,768    1,971,595
  Stock compensation.................................      729,938      266,445
  Severance payment..................................      624,420           --
  Compensation plan payment..........................      292,527           --
  General and administrative.........................    4,735,723    4,266,727
  Other..............................................      583,998      138,855
                                                       -----------  -----------
    TOTAL COSTS AND EXPENSES.........................   26,892,542   27,106,258
LOSS BEFORE INCOME TAX BENEFIT, MINORITY INTEREST AND
 DIVIDENDS TO PREFERRED STOCKHOLDERS.................   (4,872,476)  (9,403,680)
Minority Interest....................................        2,323       15,089
Income tax benefit...................................   (1,442,524)  (2,829,762)
                                                       -----------  -----------
NET LOSS.............................................   (3,432,275)  (6,589,007)
Dividends to preferred stockholders..................      574,080       67,945
                                                       -----------  -----------
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS.........  $(4,006,355) $(6,656,952)
                                                       ===========  ===========
NET LOSS PER COMMON SHARE, basic and diluted.........  $     (1.14) $     (2.48)
                                                       ===========  ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, basic and
 diluted.............................................    3,519,532    2,683,369
                                                       ===========  ===========


          See accompanying notes to consolidated financial statements.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Years Ended December 31,
                                                     --------------------------
                                                         1999          1998
                                                     ------------  ------------
OPERATING ACTIVITIES
Net loss...........................................  $ (3,432,275) $ (6,589,007)
Adjustments to reconcile net loss to net cash
 provided by operating activities
 Depreciation, depletion and amortization..........     6,690,961     7,116,116
 Impairments.......................................     2,477,980     4,164,184
 Dry hole costs....................................       624,780       503,444
 Stock compensation expense........................       729,938       266,445
 Gain on sale of properties........................    (1,047,860)   (1,953,362)
 Deferred income taxes.............................    (1,442,524)   (2,829,762)
 Minority interest.................................         2,323        15,089
 Other charges.....................................       377,885        20,000
                                                     ------------  ------------
Cash flow from operations before changes in current
 assets and liabilities............................     4,981,208       713,147
Changes in current assets and liabilities net of
 acquisition effects:
 Increase in accounts receivable and other current
  assets...........................................    (5,852,041)     (185,887)
 Increase in accounts payable, revenue payable and
  other current liabilities........................     2,272,159     1,541,025
                                                     ------------  ------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES.......     1,401,326     2,068,285
INVESTING ACTIVITIES
 Payment for acquisition of 80% of Enex Corp., net
  of cash acquired of $4,698,211...................            --   (11,403,189)
 Payment for acquisition of assets of Service
  Drilling Co., LLC................................            --    (6,328,208)
 Payment for acquisition of assets managed by Floyd
  Oil Company......................................   (82,829,903)           --
 Proceeds from sales of oil and gas properties.....     6,230,420     4,812,326
 Proceeds from sales of other assets...............        13,363       390,927
 Additions to oil and gas assets...................    (3,449,083)   (4,100,252)
 Additions to other assets.........................      (509,773)     (322,816)
 Payments from (advances to) stockholder...........       173,115        (6,950)
                                                     ------------  ------------
   NET CASH USED IN INVESTING ACTIVITIES...........   (80,371,861)  (16,958,162)

FINANCING ACTIVITIES
 Proceeds from issuance of debt....................    91,036,000    32,469,604
 Proceeds from issuance of senior subordinated
  convertible notes................................    13,223,844            --
 Proceeds from issuance of common stock............    12,465,591            --
 Principal payments on debt........................   (30,990,568)  (16,105,287)
 Preferred stock dividends.........................      (245,029)      (67,945)
 Partnership distributions.........................            --    (1,348,098)
 Debt, common stock and preferred stock issue and
  registration costs...............................    (1,418,246)     (605,485)
                                                     ------------  ------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES.......    84,071,592    14,342,789
Net increase (decrease) in cash and cash
 equivalents.......................................     5,101,057      (547,088)
Cash and cash equivalents-Beginning................     1,040,096     1,587,184
                                                     ------------  ------------
Cash and cash equivalents-Ending...................  $  6,141,153  $  1,040,096
                                                     ============  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
 Interest..........................................  $  3,269,354  $  1,657,362
                                                     ============  ============
 Income taxes......................................            --            --
                                                     ============  ============
Non-cash investing and financing activities:
 Preferred dividends incurred but not paid.........  $    329,051            --
                                                     ============  ============
 Common stock issued for acquisition of oil and gas
  properties from W/E LLC..........................  $    875,000            --
                                                     ============  ============
 Common stock repurchase contingency accrual.......  $  1,118,678            --
                                                     ============  ============
 Common stock issued in asset acquisition from
  Floyd Oil Company................................  $  6,992,587            --
                                                     ============  ============
 Common stock issued as finders fee in Enex
  Resources Corp. tender offer.....................            --  $    245,232
                                                     ============  ============
 Common stock issued in asset acquisition from
  Service Drilling Corp., LLC......................            --  $  3,554,774
                                                     ============  ============
 Present value of consulting agreement of former
  president of Enex Resources Corp.................            --  $    788,563
                                                     ============  ============
 Preferred stock issued in acquisition of Enex
  Consolidated Partners, LP........................            --  $  5,713,317
                                                     ============  ============

          See accompanying notes to consolidated financial statements.

                   3TEC ENERGY CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    YEARS ENDED DECEMBER 31, 1999 AND 1998

                                         Preferred Stock
                  -----------------------------------------------------------------
                         Series A               Series B            Series C            Common Stock                   Unearned
                  -----------------------  ------------------ ---------------------  ------------------   Paid-in       Stock
                    Shares        Par      Shares     Par      Shares       Par       Shares     Par      Capital    Compensation
                  ----------  -----------  ------- ---------- ---------  ----------  --------- -------- -----------  ------------
Balance January
1, 1998.........   1,666,667   10,000,000  266,667  3,627,000        --          --  1,506,269   30,128  23,089,563    (67,500)
Preferred Series
A conversion....  (1,666,667) (10,000,000)                                           1,111,111   22,222   9,977,778
Common shares
issued as
finders fee in
Enex Corp.
tender offer....                                                                        11,275      226     245,006
Asset
acquisition of
Service Drilling
Co., LLC........                                                                       222,000    4,440   3,550,334
Restricted stock
awards earned...                                                                                                        67,500
Warrant issued
as
compensation....                                                                                            198,946
Preferred Series
C issued in Enex
Consolidated
Partners, LP
acquisition.....                                              1,142,663   5,713,317
Preferred Series
C registration
costs...........                                                     --    (431,380)
Net Loss........
Preferred stock
dividends.......
                  ----------  -----------  ------- ---------- ---------  ----------  --------- -------- -----------    -------
Balance January
1, 1999.........          --           --  266,667  3,627,000 1,142,663   5,281,937  2,850,655   57,016  37,061,627         --
Preferred Series
C registration
costs...........                                                            (67,711)
Common stock and
warrants issued
to W/E Energy
Company, LLC....                                                                     1,585,185   31,703  10,668,297
Common stock and
warrants issued
to related
party...........                                                                        22,222      444     149,556
Common stock and
warrants issued
to The
Prudential
Insurance Co. of
America.........                                                                       351,680    7,034   2,366,810
Common stock
issued in asset
acquisition from
Floyd Oil
Company.........                                                                       503,426   10,069   6,982,518
Stockholder
dissenters
repurchase
contingency.....
Common stock
registration
costs...........                                                                                           (365,571)
Preferred Series
C conversions...                                                (13,157)    (65,786)     4,103       82      65,704
Preferred Series
C issued as
consulting fee..                                                 10,000      50,000
Employee stock
option plan
expense.........                                                                                            729,938
Employee stock
option
exercises.......                                                                        21,500      430     116,320
Net Loss........
Preferred stock
dividends.......
                  ----------  -----------  ------- ---------- ---------  ----------  --------- -------- -----------    -------
Balance December
31, 1999........          --  $        --  266,667 $3,627,000 1,139,506  $5,198,440  5,338,771 $106,778 $57,775,199    $    --
                  ==========  ===========  ======= ========== =========  ==========  ========= ======== ===========    =======
                  Accumulated    Treasury    Stockholders'
                    Deficit        Stock        Equity
                  ------------- ------------ -------------
Balance January
1, 1998.........   (16,744,755)     (68,040)   19,866,396
Preferred Series
A conversion....                                       --
Common shares
issued as
finders fee in
Enex Corp.
tender offer....                                  245,232
Asset
acquisition of
Service Drilling
Co., LLC........                                3,554,774
Restricted stock
awards earned...                                   67,500
Warrant issued
as
compensation....                                  198,946
Preferred Series
C issued in Enex
Consolidated
Partners, LP
acquisition.....                                5,713,317
Preferred Series
C registration
costs...........                                 (431,380)
Net Loss........    (6,589,007)                (6,589,007)
Preferred stock
dividends.......       (67,945)                   (67,945)
                  ------------- ------------ -------------
Balance January
1, 1999.........   (23,401,707)     (68,040)   22,557,833
Preferred Series
C registration
costs...........                                  (67,711)
Common stock and
warrants issued
to W/E Energy
Company, LLC....                               10,700,000
Common stock and
warrants issued
to related
party...........                                  150,000
Common stock and
warrants issued
to The
Prudential
Insurance Co. of
America.........                                2,373,844
Common stock
issued in asset
acquisition from
Floyd Oil
Company.........                                6,992,587
Stockholder
dissenters
repurchase
contingency.....                 (1,118,678)   (1,118,678)
Common stock
registration
costs...........                                 (365,571)
Preferred Series
C conversions...                                       --
Preferred Series
C issued as
consulting fee..                                   50,000
Employee stock
option plan
expense.........                                  729,938
Employee stock
option
exercises.......                                  116,750
Net Loss........    (3,432,275)                (3,432,275)
Preferred stock
dividends.......      (574,080)                  (574,080)
                  ------------- ------------ -------------
Balance December
31, 1999........  $(27,408,062) $(1,186,718)  $38,112,637
                  ============= ============ =============

          See accompanying notes to consolidated financial statements

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

   3TEC Energy Corporation (the Company), formerly Middle Bay Oil Company, Inc., was incorporated under the laws of the state of Alabama on November 20, 1992. The Company was reincorporated in Delaware on December 7, 1999 and changed its name to 3TEC Energy Corporation. The reincorporation and name change were part of a series of transactions related to a securities purchase agreement that closed on August 27, 1999 between the Company and W/E Energy Company, LLC ("W/E LLC") formerly known as 3TEC Energy Company, LLC, whereby the Company received $21.4 million in cash and oil and natural gas properties for the sale of common stock, warrants and debt securities (See Note 3).

   Effective March 27, 1998, the Company acquired 79.2% of Enex Resources Corporation ("Enex") and over a three week period ending December 23, 1998, the Company acquired an additional 0.80% of Enex for a total 80% of Enex. Effective April 16, 1998, the Company acquired the oil and gas assets of Service Drilling Co., LLC ("Service Drilling"). Effective October 1, 1998, the Company acquired 100% of Enex Consolidated Partners, L.P. ("Enex Partnership"), a limited partnership of which Enex owned greater than a 50% interest. Effective November 23, 1999, the Company acquired oil and natural gas properties and interests managed by Floyd Oil Company ("Floyd Oil Company ") from a group of private sellers. The Company is engaged in the acquisition, development, production and exploration of oil and natural gas in the contiguous United States. The Company considers its business to be a single operating segment.

 Significant Accounting Policies

   The Company's accounting policies reflect industry standards and conform to generally accepted accounting principles. The more significant of such policies are described below.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and Enex, an 80% owned subsidiary. The equity of the minority interests in Enex is shown in the consolidated financial statements as "minority interest". All significant intercompany balances and transactions have been eliminated in consolidation.

 Cash and Cash Equivalents

   For purposes of the statements of cash flows, the Company classifies all cash investments with original maturities of three months or less as cash.

 Oil and Gas Property

   The Company follows the successful efforts method of accounting for oil and natural gas properties, and accordingly, capitalizes all direct costs incurred in connection with the acquisition, drilling and development of productive oil and natural gas properties. Costs associated with unsuccessful exploration are charged to expense currently. Geological and geophysical costs and costs of carrying and retaining unevaluated properties are charged to expense. Depreciation, depletion and amortization of capitalized costs are computed separately for each field based on the unit-of-production method using only proved oil and natural gas reserves. In arriving at such rates, commercially recoverable reserves have been estimated by independent petroleum engineering firms. The Company reviews its undeveloped properties continually and charges them to expense on a property by

                   3TEC ENERGY CORPORATION AND SUBSIDIARIES

                          December 31, 1999 and 1998

property basis when it is determined that they have been condemned by dry holes, or have otherwise diminished in value. The Company recorded impairments of $1.5 million on its undeveloped properties, principally fee minerals and non-producing leasehold costs, for the year ended December 31, 1999. Gains and losses are recorded on sales of interests in proved properties and on sales of entire interests in unproved properties. For the years ended December 31, 1999 and 1998, the Company realized gains on sales of properties of $1.0 million and $2.0 million, respectively.

   Proved oil and natural gas reserves are the estimated quantities of oil, natural gas and natural gas liquids which are expected to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests.

   The Company reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. This review consists of a comparison of the carrying value of the asset to the asset's expected future undiscounted cash flows. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flows, assuming escalated prices, are less than the carrying value of the asset, an impairment exists and is measured as the excess of the carrying value over the estimated fair value of the asset. The Company estimates discounted future net cash flows to determine fair value. Any impairment provisions recognized are permanent and may not be restored in the future. For the years ended December 31, 1999 and 1998, the Company's proved properties were assessed for impairment on an individual field basis and the Company recorded impairment provisions on certain producing properties of $1.0 million and $4.1 million, respectively.

 Site Restoration, Dismantlement and Abandonment Costs

   Site restoration, dismantlement and abandonment costs (P&A costs) are common in the oil and natural gas industry. P&A costs are costs associated with removing the facilities and equipment required to operate a well and restoring the well site to specified conditions. P&A costs are incurred when the oil and natural gas reserves of a well or wells are depleted or when production drops to the point that it is no longer economically feasible to produce.

   The Company, in conjunction with its independent engineers and the operators of the wells, continually reviews its working interests with respect to potential P&A costs. Estimated P&A costs (net of estimated salvage value) are amortized through depletion using the unit-of-production method.

   As of December 31, 1999 and 1998, the Company's estimated P&A costs were approximately $495,000.

 Other Property and Equipment

   Other property and equipment are stated at cost and depreciation is computed on the straight line method over estimated lives ranging from five to seven years. Additions and betterments which provide benefits to several periods are capitalized.

 Environmental Liabilities

   Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998

and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

   As of December 31, 1999, the Company had accrued estimated environmental costs of approximately $250,000.

 Revenue

   Oil and natural gas revenues are recorded using the sales method, whereby the Company recognizes revenues based on the amount of oil and natural gas sold to purchasers on its behalf. At December 31, 1999 and 1998, the Company's net imbalance position was immaterial.

 Hedging

   The Company periodically enters into derivative contracts to hedge the risk of future oil and natural gas price fluctuations. Such contracts may either fix or support oil and natural gas prices or limit the impact of price fluctuations with respect to the Company's sales of oil and natural gas.

   The Company uses the hedge or deferral method of accounting for derivative contracts and, as a result, gains and losses on commodity derivative financial instruments are generally offset by similar changes in realized prices of commodities. In order to qualify as hedges, price movements in the underlying commodity derivative must be highly correlated with the hedged commodity. Gains and losses on such hedging activities are recognized in oil and natural gas production revenues when hedged production is sold. If a derivative ceases to qualify as a hedge, changes in fair value of the derivative instrument are recognized in earnings currently.

 Income Taxes

   The Company uses the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities are determined by applying enacted statutory tax rates applicable to future years to the difference between the financial statement and tax basis of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

 Stock Based Compensation

   The Company accounts for stock-based compensation under the intrinsic value method. Under this method, the Company records no compensation expense for stock options granted when the exercise price of options granted is equal to or greater than the fair market value of the Company's common stock on the date of grant.

 Earnings Per Share

   Basic earnings and loss per common share are based on the weighted average shares outstanding without any dilutive effects considered. Diluted earnings and loss per share reflects dilution from all potential common shares, including options, warrants and convertible preferred stock and notes. Diluted loss per share does not include the effect of any potential common shares if the effect would be to decrease the loss per share.

   All share and per share amounts have been retroactively adjusted for a one-for-three reverse split that was approved on January 14, 2000 (See Note 14).

                   3TEC ENERGY CORPORATION AND SUBSIDIARIES

                          December 31, 1999 and 1998


 Concentrations of Market Risk

   The future results of the Company will be affected by the market prices of oil and natural gas. The availability of a ready market for oil and natural gas in the future will depend on numerous factors beyond the control of the Company, including weather, production of other oil and natural gas, imports, marketing of competitive fuels, proximity and capacity of oil and natural gas pipelines and other transportation facilities, any oversupply or undersupply of oil and natural gas, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.

 Concentrations of Credit Risk

   Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash investments with high credit qualified financial institutions. Risk with respect to receivables is concentrated primarily in the current production revenue receivable from multiple oil and natural gas producers, both major and independent, and is typical in the industry. No single customer accounted for greater than 10% of the Company's total oil and natural gas sales for the years ended December 31, 1999 and 1998.

 Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 standardizes the accounting for and disclosures of derivative instruments, including certain derivative instruments embedded in other contracts. The statement is effective for financial statements for periods beginning after June 15, 2000. The Company has not yet determined the impact of the Statement on its financial condition or results of operations.

 Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 Reclassifications

   Certain reclassifications of prior period amounts have been made to conform to the current presentation.

(2) ACQUISITIONS

   On March 27, 1998, the Company acquired 1,064,432 common shares, approximately 79.2%, of Enex for $15.9 million. The Company purchased the common shares of Enex through a cash tender offer that commenced February 19, 1998 (the "Enex Acquisition"). The Company also incurred approximately $60,934 in legal, accounting and printing expenses and issued 11,275 shares of Company common stock for finders fees to unrelated third parties. At the time, Enex was general partner of the Enex Partnership, a New Jersey limited partnership whose principal business is oil and natural gas exploration and production. Enex's general partner interest in the Enex Partnership was 4.1%. Enex also owned an approximate 56.2% limited partner interest in the Enex Partnership.

   As part of the Enex Acquisition, the Company entered into a consulting agreement, effective April 15, 1998, with the former president of Enex that provides for monthly payments of $20,000 until expiration of the

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998

agreement on May 18, 2002. The monthly payments serve as consideration for consulting, a covenant not to compete and a preferential right to purchase certain oil and natural gas acquisitions which the former president controls or proposes to acquire during the term of the agreement. The Company will reimburse the former president each month for reasonable and necessary business expenses incurred in connection with the performance of consulting services. The agreement survives the former president and his spouse and is nonassignable. At December 31, 1999 and 1998, the present value of the agreement, applying a 10% discount, was approximately $497,627 and $677,949, respectively. The long-term portion of the agreement is classified as other liabilities in the financial statements.

   The cost of acquiring 79.2% of Enex was allocated using the purchase method of accounting to the consolidated assets and liabilities of Enex based on estimates of the fair values with the remaining purchase price allocated to proved oil and natural gas properties.

   The allocation of the purchase price is summarized as follows: (in thousands)

      Working capital.................................................. $ 5,640
      Oil and natural gas properties (proved and unproved).............  19,090
      Minority interest................................................  (7,669)
                                                                        -------
        Total.......................................................... $17,061
                                                                        =======

   Over a three-week period ending December 23, 1998, the Company acquired an additional 0.80% (9,747 common shares) of Enex common stock for approximately $68,000.

   On April 16, 1998, the Company acquired substantially all of the oil and natural gas assets of Service Drilling, in exchange for 222,000 shares of Company common stock and $6.5 million in cash for a total acquisition cost of $10.0 million, before post-closing adjustments (the "Service Acquisition"). The fair value of the securities issued in connection with the Service Acquisition was calculated using the price of the Company's common stock at the time the Service Acquisition was announced to the public and further adjusted for tradability restrictions. An independent valuation firm determined the tradability discount for the Company's common stock. The effective date of the acquisition was March 1, 1998 and the cost was allocated using the purchase method of accounting.

   On December 30, 1998, the Company completed the acquisition of the Enex Partnership (the "Enex Partnership Acquisition"). The transaction consisted of an exchange offer whereby the Company offered to exchange 2.086 shares of Series C Preferred stock ("Series C") for each Enex Partnership unit (the "Exchange Offer"). In connection with the Exchange Offer, the Company submitted a proposal to investors in the Enex Partnership to amend the partnership agreement to provide for the transfer of all of the assets and liabilities of the Enex Partnership to the Company as of October 1, 1998 and dissolve the Enex Partnership. The Exchange Offer was approved on December 30, 1998 and the Company issued 2,177,481 Series C shares for 100% of the outstanding limited partner units. At the close of the Exchange Offer, the Enex Partnership had 1,102,631 units outstanding. Enex was issued 1,293,522 Series C shares for its 56.2% ownership of the Enex Partnership. The remaining 883,959 Series C shares were issued to the limited partners that elected to take Series C shares in lieu of cash. In January 1999, certain dissenting limited partners were paid $516,000 and other unitholders were paid $23,000 in lieu of fractional shares. Because of the dissenting limited partners, Enex owns 59.4% of the Series C shares, of which 20% (258,704 shares) are considered outstanding and held by third parties in the consolidated financial statements at December 31, 1999 and 1998.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


   The intent of the Exchange Offer was to acquire the 43.8% of the outstanding limited partner units that the Company did not currently own. The tables below present the consideration paid for 100% of the Enex Partnership and for the 43.8% of the Enex Partnership not owned by Enex.

   The cost of acquiring 100% of the outstanding limited partner units was approximately $11.9 million, consisting of the following (in thousands):

   Estimated fair value of 2,177,481 shares of Company Series C preferred stock................................................... $10,887
   Cash consideration.................................................     539
   Legal, accounting and other expenses...............................     431
                                                                       -------
     Total............................................................ $11,857
                                                                       =======

   Since Enex is consolidated into the Company's financial statements, the number of shares outstanding and the value of the shares outstanding attributable to the 43.8% of the Enex Partnership not owned by Enex and the minority interest owners of Enex (20%) is 1,142,663 and $5.7 million, respectively. The cost of acquiring the outstanding limited partner units that were not owned by Enex was approximately $6.7 million, consisting of the following (in thousands):

   Estimated fair value of 1,142,663 shares of Company Series C preferred stock.................................................... $5,713
   Cash consideration..................................................    539
   Legal, accounting and other expenses................................    431
                                                                        ------
     Total............................................................. $6,683
                                                                        ======

   The Company's purchase price was allocated to the assets and liabilities attributable to the 43.8% of the Enex Partnership based on estimates of the fair values with the remaining purchase price allocated to proved oil and natural gas properties. The registration costs of approximately $431,000 reduced the value of the Series C shares issued. Because the Enex Partnership was consolidated in the financial statements of the Company as of the effective date of October 1, 1998, the preliminary purchase price allocation below shows the effect of the acquisition on the consolidated financial statements (in thousands):

   Working capital..................................................... $ (539)
   Oil and natural gas properties......................................    (23)
   Minority interest...................................................  5,844
                                                                        ------
     Series C Preferred Stock.......................................... $5,282
                                                                        ======

   On November 23, 1999, the Company completed the acquisition of oil and natural gas properties and interests, managed by Floyd Oil Company, owned by a group of private sellers (the "Floyd Oil Acquisition") for $86.8 million in cash and 503,426 shares of Company common stock. Prior to the acquisition, there was no relationship between Floyd C. Wilson, President of the Company and Floyd Oil Company. The effective date of the acquisition was January 1, 1999 and the cost was allocated using the purchase method of accounting. The total purchase price of $90.2 million, considering post-closing adjustments and transaction costs, was allocated principally to oil and natural gas properties.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


   The following pro forma data presents the results of the Company for the years ended December 31, 1999 and 1998, as if the acquisitions of Enex, Service, Enex Partnership and Floyd Oil had occurred on January 1, 1998. The pro forma results are presented for comparative purposes only and are not necessarily indicative of the results which would have been obtained had the acquisitions been consummated as presented. The following data reflect pro forma adjustments for oil and natural gas revenues, production costs, depreciation and depletion related to the properties and businesses acquired, preferred stock dividends on preferred stock issued, interest expense on debt issued and the related income tax effects (in thousands, except per share amounts):

                                                                 Pro Forma
                                                              ---------------
                                                               1999    1998
                                                              ------- -------
                                                                (Unaudited)
   Total revenues............................................ $55,735 $55,299
   Net income (loss) attributable to common stockholders.....   2,413  (4,725)
   Net income (loss) per share attributable to common
    stockholders
     Basic...................................................    0.45   (0.89)
     Diluted.................................................    0.41   (0.89)

(3) COMMON STOCK, WARRANT AND SENIOR SUBORDINATED CONVERTIBLE NOTE SALE TO W/E ENERGY COMPANY, L.L.C. ("W/E LLC")

   On August 27, 1999, the Company closed a Securities Purchase Agreement (the "Agreement") for a total of $21.4 million with W/E Energy Company, LLC ("W/E LLC"). The Securities Purchase Agreement and contemplated transactions were approved by the stockholders at the Company's annual meeting on August 10, 1999.

   The controlling person of W/E LLC is EnCap Investments L.L.C., a Delaware limited liability company ("EnCap Investments"). The sole member of EnCap Investments is El Paso Field Services Company, a Delaware corporation ("El Paso Field Services"). The controlling person of El Paso Field Services is El Paso Energy Corporation, a Delaware corporation. The Company received $9.8 million in cash and properties valued at $875,000 for 1,585,185 shares of common stock and 1,200,000 warrants (the "Warrants") and $10.7 million for a 5-year senior subordinated convertible note with a face value of $10.7 million (See Note 7).

   At closing, W/E LLC became the Company's largest shareholder with current ownership of approximately 30% of the current outstanding shares of common stock.

(4) RELATED PARTY TRANSACTIONS

   The Company had a note receivable from Bay City Energy Group, Inc., a shareholder of the Company, as of December 31, 1998 in the amount of $173,115. In conjunction with the sale of securities to W/E LLC (See Note 3) in August, 1999, the note and all accrued interest was paid in full. The principal balance of the note accrued interest at 5% annually and was due January 1, 2001. The note was secured by 25,000 shares of Company common stock. Interest of $34,110 was accrued on the note as of December 31, 1998.

   The Company rents office space from C.J. Lett III, a shareholder and former officer and director of the Company. The rent is $3,000 per month for three years through February, 2000. Mr. Lett has common stock ownership in two oil service companies that provide services to the Company. The Company paid approximately $117,000 and $203,000 to these companies for the years ended December 31, 1999 and 1998, respectively.

                   3TEC ENERGY CORPORATION AND SUBSIDIARIES

                          December 31, 1999 and 1998


   David B. Miller and D. Martin Phillips, directors of the Company, are managing directors of EnCap Investments, which is the controlling person of W/E LLC which owns approximately 30% of the common stock of the Company, excluding shares attributable to the warrants and convertible notes, as of December 31, 1999. Gary R. Christopher, a shareholder and director of the Company, is employed by Kaiser-Francis Oil Co., which owns approximately 21% of the common stock of the Company as of December 31, 1999.

(5) ACCOUNTS RECEIVABLE-INSURANCE CLAIM

   The Company owns a 100% working interest in the Louis Mayard #1 well (the "Well") located in the Esther Field in Vermillion Parish, Louisiana. Due to a failed recompletion attempt and the inability of the Company to shut in the Well using normal operating methods, the Company incurred approximately $1.9 million during 1998 to gain control of the Well using special crews. On November 4, 1998, the insurance company made a partial payment to the Company under its well control insurance policy of approximately $1.4 million. In April, 1999 the Company was paid $383,000 in final settlement of all claims related to the Well. The Company had recorded the estimated remaining amount due from the insurance company in current assets as Accounts Receivable-Insurance Claim at December 31, 1998.

(6) LONG-TERM DEBT

   Long-term debt at December 31, 1999 and 1998, consisted of the following (in thousands):

                                                                 1999    1998
                                                                ------- -------
   $250 million Credit Facility................................ $87,500 $    --
   $100 million Revolver.......................................      --  27,455
                                                                ------- -------
   Total.......................................................  87,500  27,455
   Less current maturities.....................................      --      --
                                                                ------- -------
     Long term debt excluding current maturities............... $87,500 $27,455
                                                                ======= =======

   Concurrent with the Floyd Oil Acquisition, the Company entered into a $250 million credit facility (the "Facility") with Bank One, Texas, NA as agent and four other banks. The Company's borrowing base has been initially set at $95 million with $87.5 million outstanding at December 31, 1999. The borrowing base will be redetermined semi-annually on May 1 and November 1. Interest under the Facility accrues at a rate calculated at the Company's option as either the bank's prime rate plus 25 basis points or LIBOR plus basis points increasing from a low of 125 to a high of 187.5 as loans outstanding increase as a percentage of the borrowing base. As of December 31, 1999, the Company was paying 8.08% per annum interest on $82.5 million and 8.36% per annum interest on $5 million of the principal balance of the Facility. The loan matures on November 30, 2002. Prior to maturity, no payments of principal are required so long as the borrowing base exceeds the loan balance. The borrowings under the Facility are secured by substantially all of the Company's oil and natural gas properties.

   The Facility requires an interest coverage ratio of two and a half to one (2.5:1) determined on a quarterly basis prior to the quarter ending September 30, 2000 and each four quarter period thereafter, and a current ratio, excluding current maturities of the Facility, of one to one (1:1) , determined on a quarterly basis.

   The Facility also requires certain other affirmative and negative covenants including, but not limited to:

  . Use of all proceeds from sales of oil and natural gas properties for the repayment of the outstanding debt.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


  . Prohibits the declaration or payment of any cash dividend; purchase, redeem or otherwise acquire for value any outstanding stock; return capital to stockholders; or make any distribution of assets to stockholders, except for dividends on Series C Preferred Stock and redemption of Series C Preferred Stock under certain circumstances.

  . Agree not to enter into any hedge transactions except with the bank's consent and for certain pre-approved hedging activities in connection with oil and natural gas properties.

   Events of default under the Facility include a final judgement or order in excess of $1 million, a change of control of the Company or Floyd C. Wilson ceasing to act as President and Chief Executive Officer.

   Aggregate amounts of expected required repayments of long term debt at December 31 are as follows (in thousands):

      2000.............................................................. $    --
      2001..............................................................      --
      2002..............................................................  87,500
      Thereafter........................................................      --
                                                                         -------
        Total........................................................... $87,500
                                                                         =======

(7) SENIOR SUBORDINATED CONVERTIBLE NOTES

   On August 27, 1999, senior subordinated convertible promissory notes (the "Senior Notes") were sold to W/E LLC and affiliates of Alvin V. Shoemaker ("Shoemaker"), a former director and significant shareholder, for $10.7 million and $150,000, respectively. On October 19, 1999, $2.4 million of Senior Notes were sold to The Prudential Insurance Company of America ("Prudential"). The Senior Notes bear interest at an annual rate of 9%. Interest is payable beginning on December 31, 1999, every March 31, June 30, September 30 and December 31, until maturity on August 27, 2004. The Company may defer payment of fifty percent (50%) of the first eight quarterly interest payments. The Senior Notes may be prepaid, without premium or penalty, in whole or in part, at any time after August 27, 2001. The holders of the Senior Notes may convert all or any portion of outstanding principal and accrued interest at any time into shares of Company common stock at a conversion price of $9.00 per common share, a total of 1,469,316 common shares. The conversion price may be adjusted from time to time based on the occurrence of certain events. In the event of a change in control, the entire outstanding principal balance and all accrued but unpaid interest is immediately due and payable.

   The Senior Notes rank senior in right of payment to all Company notes and indebtedness other than the Facility.

(8) INCOME TAXES

   Income tax benefit for the years ended December 31, 1999 and 1998 consisted of the following (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
      Current................................................. $    --  $    --
      Deferred................................................  (1,443)  (2,830)
                                                               -------  -------
        Total................................................. $(1,443) $(2,830)
                                                               =======  =======

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


   The reconciliation of income tax computed at the U.S. federal statutory tax rates to the provision for income taxes is as follows (in thousands):

                                                               December 31,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
      Income tax benefit at statutory rate................... $(1,656) $(3,202)
      Increase (decrease) in valuation allowance.............    (151)     860
      Increase due to non-deductible stock compensation......     248       --
      Purchase price adjustment .............................      --     (508)
      Other..................................................     116       20
                                                              -------  -------
        Total................................................ $(1,443) $(2,830)
                                                              =======  =======

   The Company's net deferred tax liability at December 31, 1999 and 1998 is as follows (in thousands):

                                                                1999     1998
                                                               -------  -------
      Deferred tax liability
        Oil and natural gas properties........................ $ 1,428  $    --
                                                               -------  -------
      Deferred tax asset
        NOL carryforward......................................  (6,643)  (4,057)
        AMT tax credit carryforward...........................     (36)     (36)
        Oil and natural gas properties........................      --      (19)
        Other.................................................    (547)   ( 395)
                                                               -------  -------
                                                                (7,226)  (4,507)
      Valuation allowance.....................................   6,089    6,240
                                                               -------  -------
      Net deferred tax liability.............................. $   291  $ 1,733
                                                               =======  =======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible and the
Section 382 limitation discussed below, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1999 and 1998.

   The Enex Acquisition caused an ownership change pursuant to Section 382 in March 1998. As a result of this ownership change, the Company's use of its net operating loss carryforwards subsequent to that date will be limited. The Floyd Oil Acquisition in November 1999 also caused an ownership change pursuant to
Section 382. As a result of this ownership change, the Company's use of its net operating loss carryforwards subsequent to that date will be limited to approximately $1.5 million per year.

   As of December 31, 1999, the Company had net operating loss carryforwards of approximately $20 million, expiring beginning in 2009 through 2019.

(9) RETIREMENT PLAN AND EMPLOYEE INCENTIVE PLAN

   All of the employees of the Company are eligible to participate in a defined contribution plan that provides for maximum discretionary employee contributions of 15% of total wages paid to employees for the year and Company contributions. No Company contributions were made to the plan for the years ending December 31, 1999 and 1998.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


   In March 1995, the Board of Directors adopted an employee incentive compensation plan (the "Plan") for the benefit of Company employees. The Plan benefits were equal to one percent (1%) of the annual net profit from oil and natural gas properties acquired or discovered on or after January 1, 1994 and one percent (1%) of the annual sales proceeds from any oil and natural gas properties sold on or after January 1, 1994. The Compensation Committee of the Board of Directors had sole authority regarding the amount and timing of payment of any Plan benefits to eligible employees.

   On August 27, 1999, the Company paid $274,625 to the eligible participants in the Plan and terminated the Plan pursuant to the terms of the W/E LLC agreement. The payment was equal to 100% of the Plan benefits through August 27, 1999. The entire amount of the payment, including associated taxes of $17,902, was recognized during the year ended December 31, 1999. Prior to the Compensation Committee's authorization, the Plan benefits were not accrued as an expense in the financial statements because the likelihood that the Compensation Committee would determine that the benefits would be payable to eligible employees was less than probable.

(10) STOCK OPTION PLANS

   At December 31, 1999, the Company had two fixed stock option plans, the 1995 Stock Option and Stock Appreciation Rights Plan (the "1995 Plan") and the 1999 Stock Option Plan (the "1999 Plan"). As discussed in Note 1, for the years ended December 31, 1999 and 1998, no compensation cost has been recognized, relating to stock options issued, as the exercise price of each option equals the market price of the Company's common stock on the date of grant. Had compensation cost for the Company's 1995 Plan been determined based on the fair value at the grant date for stock options granted for the years ending December 31, 1999 and 1998, the Company's net loss and loss per share would have been increased to the pro forma amounts listed below (in thousands, except per share amounts):

                                                               December 31,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
      Net loss
        As Reported.......................................... $(4,006) $(6,657)
        Pro Forma............................................  (4,110)  (7,120)
      Net loss per common share, basic and diluted
        As Reported.......................................... $ (1.14) $ (2.48)
        Pro Forma............................................   (1.17)   (2.65)

   The weighted average fair value of stock options granted during 1999 and 1998 was $2.40 and $8.91 per share, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants in 1999 and 1998; no dividend yield; expected volatility of 77%; weighted average risk-free interest rate of 4.78% and 4.93%, respectively; and an expected life of 3 years. At December 31, 1999, the range of exercise prices and weighted average remaining contractual life of options outstanding was $4.50 to $23.25 and 2.81 years, respectively.

   At December 31, 1999 there were 157,300 and 500,000 shares of common stock available for grant under the 1995 and 1999 Plans, respectively. All of the options granted under the 1995 Plan expire five (5) years from the date of grant if not exercised and are 100% vested. As of December 31, 1999, no options have been issued under the 1999 Plan. The 1995 and 1999 Plans are administered by the Compensation Committee of the Board of Directors.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


   On August 24, 1999, the Company amended the 1995 Plan due to the change in control that resulted from the Agreement (See Note 3). The 1995 Plan was amended to extend the exercise date for all options issued prior to July 1, 1999 to one year from the following dates: (1) the termination date of employees if the termination date is without cause and occurred during the six-month period commencing with the closing of the Purchase Agreement; (2) the date of termination for employees terminated for "Good Reason" as defined in such employee's employment agreement; and (3) the date of resignation of a holder who is also a director who resigns at closing of the Agreement.

   The extension of the exercise period of the employee stock options resulted in a new measurement date and compensation expense, equal to the intrinsic value of all of the outstanding options, of approximately $730,000, was recognized as stock compensation.

   Information relating to stock options and certain warrants is summarized below:

                                                               Average Exercise
                                                      Shares   Price Per Share
                                                      -------  ----------------
   Options and warrants outstanding at January 1,
    1998............................................. 201,389       $16.71
   Granted........................................... 102,333       $16.71
                                                      -------
   Options and warrants outstanding at December 31,
    1998............................................. 303,722       $16.71
   Granted...........................................  66,667       $ 4.50
   Exercised......................................... (21,500)      $ 5.43
   Forfeited......................................... (12,967)      $17.40
                                                      -------
   Options and warrants outstanding at December 31,
    1999............................................. 335,922       $15.00
                                                      =======
   Options and warrants exercisable at December 31,
    1999............................................. 335,922       $15.00
                                                      =======

   Options to acquire 75,000 shares of the Company common stock at an exercise price of $16.50 were granted outside of the 1995 Plan on February 13, 1997 to certain officers of the Company. Warrants to acquire 25,000 shares of the Company common stock at an exercise price of $15.00 were granted outside of the 1995 Plan on September 15, 1998 to a consultant (See Note 11). Both grants are included in the table above. Warrants to purchase 1,216,822 shares and 266,226 shares of common stock at $3.00 per share were issued on August 27, 1999 and October 19, 1999, respectively, and are excluded from the table above because the warrants were issued in conjunction with the sales of stock and are not stock-based compensation.

(11) STOCKHOLDERS' EQUITY

 Preferred Stock-Series A

   On September 4, 1996, the Company signed a stock purchase agreement with Kaiser Francis Oil Company ("Kaiser-Francis"). Kaiser-Francis agreed to purchase 1,666,667 shares of Series A Preferred Stock ("Series A") at $6.00 per share, for a total investment of $10 million. The parties agreed to a five-year purchase period, effective September 4, 1996, with minimum incremental investments of $500,000 each. Each issuance of Series A was subject to approval by Kaiser-Francis of the use of proceeds. The Series A was nonvoting and accrued dividends at 8% per annum, payable quarterly in cash. The Series A was convertible at any time after issuance into shares of common stock at the rate of 0.66 shares of common stock for each share of Series A before January 1, 1998. The conversion rate decreases for every full year (excluding partial years) thereafter at 8% per annum. As of December 31, 1997, 1,666,667 shares of the Series A had been issued. On January 31, 1998 Kaiser-Francis converted 100% of the Series A into 1,111,111 common shares of the Company.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


 Preferred Stock--Series B

   In connection with the merger of Shore Oil Company , effective June 30, 1997, the Company issued 266,667 shares of Series B Preferred Stock ("Series B"). The Series B is nonvoting and pays no dividends. The Series B has a liquidation value of $7.50 per share. Until December 31, 2002, any holder of the Series B may convert all or any portion of Series B shares into Company Common Stock ("Common") at the greater ratio of (i) three shares of Series B for one share of Common or (ii) at a ratio based upon the "Alternative Conversion Factor." The Alternative Conversion Factor is determined by dividing the net increase in value of approximately 40,000 net mineral acres owned by the Company in South Louisiana by $8,000,000 and multiplying the product by 355,333 to arrive at the potential number of total Common shares all holders would receive upon conversion. In no event shall the aggregate total number of shares of Common into which the Series B are converted be less than 88,889 shares or exceed 444,444 shares, unless further increased for any anti-dilution provisions. Upon expiration of the conversion period, unless the Company has given notice to redeem the Series B, all of the shares of the Series B shall be automatically converted.

   At December 31, 1999, the value of the fee minerals had increased to a level that resulted in the Series B shares being convertible into an additional 1,891 common shares applying the Alternative Conversion Factor. At December 31, 1999, none of the Series B had been converted.

 Preferred Stock--Series C

   In connection with the Enex Partnership Acquisition, on December 30, 1998, the Company issued 2,177,481 shares of Series C Preferred Stock ("Series C") in exchange for 100% of the Enex Partnership units. The holders of Series C are entitled to receive cumulative cash dividends in an amount per share of $0.50 per year (10% annual rate), payable semi-annually on March 31 and September 30 of each year. These dividends are payable in preference to and prior to the payment of any dividend or distribution to any holder of Company common stock or other junior security. The Series C dividends began to accrue on December 30, 1998. The banks have granted the Company a waiver allowing the Company to pay the dividends on the Series C as long as no default or event of default exists or would exist as a result of any Series C dividend payment. The Series C has a liquidation preference of $5.00 per share plus an amount equal to all accumulated, accrued and unpaid dividends. The liquidation preference of Series C ranks on parity with the Series B.

   Each share of Series C is convertible into one-third share of Company common stock. On or after January 1, 2000, the Company may redeem all or a portion of the Series C, at its option, at a purchase price of $5.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends.

   The Series C is generally nonvoting; however, holders of Series C are entitled to vote on any amendment, alteration or appeal of any provision of the Company's Articles of Incorporation which would adversely affect any holder's rights and preferences.

   As a result of its limited partnership interest in the Enex Partnership, Enex owns 1,293,522 shares of the Series C of which the Company owns 80%, or 1,034,818 shares through its 80% ownership of Enex.

 Common Stock and Warrants

   On August 27, 1999, the Company sold W/E LLC 1,585,185 shares of common stock and five-year warrants to purchase 1,200,000 shares of common stock for $9.8 million in cash and oil and natural gas properties valued at $875,000. On the same date, the Company sold 22,222 shares of common stock and five-year warrants to purchase 16,822 shares of common stock to Shoemaker for $150,000 (See Notes 3 and 7).

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998

On October 19, 1999, the Company closed a private placement of securities to Prudential. The economic terms and conditions of the private placement are similar to those of the securities purchase agreement with W/E LLC and Shoemaker entered into on July 1, 1999. The private placement consisted of the sale of 351,681 shares of common stock and five-year warrants to purchase 266,226 shares at $3.00 per share of common stock for $2.4 million and a five-year senior subordinated convertible note for $2.4 million (See Note 7).

   The warrants issued to W/E LLC, Shoemaker and Prudential are exercisable for $3.00 per share and expire five years from the issue date. Sixty percent of the warrants are immediately exercisable, in whole or in part at any time until the expiration date. An additional 10% of the warrants may be exercised at each anniversary of the grant date until expiration. On the occurrence of either a change of control, payment in full of the Senior Notes or conversion of the entire principal balance of the Senior Notes, all of the warrants become immediately exercisable. If less than the entire principal balance of the Senior Notes are converted, a pro-rata portion of the warrants will be convertible based on the portion of the Senior Notes that are converted.

   On September 15, 1998 the Company entered into a consulting agreement with Edward K. Andrew ("Andrew") for a term of five years beginning January 1, 1999. As compensation, the Company granted to Andrew a warrant to purchase 25,000 shares of Company common stock at a price of $15.00. The warrants vested over the period September 15, 1998 to January 1, 1999. The estimated fair value of the warrants was determined at the date of grant and charged to stock compensation expense over the vesting period.

   On February 13, 1997, the Company awarded to certain officers 16,364 shares of restricted stock of the Company. The restricted stock awards were contingent on the performance of services to the Company in the future with 50% of the restricted shares being earned over the six month period July 1, 1997 to December 31, 1997 and 50% over the six month period January 1, 1998 to June 30, 1998. All restricted shares were earned and issued as of December 31, 1998.

 Earnings Per Share

   At December 31, 1999 and 1998, the Company had a weighted average of 1,149,476 and 283,297, combined stock options, warrants and convertible preferred stock and notes outstanding, respectively, which were not included in the computation of diluted earnings per share, because the effect of the assumed exercise of these stock options, warrants and convertible securities would have an antidilutive effect on the computation of diluted loss per share. At December 31, 1999 and 1998, the Company had outstanding convertible preferred stock that was convertible into 469,744 and 469,778 shares of common stock, and dividends of $574,080 and $67,945, respectively, which were not reflected in the computation of diluted earnings per share, because the effect of the assumed conversion of these preferred shares would have an antidilutive effect on the computation of diluted loss per share. At December 31, 1999, the Company had $4,154,292 weighted average face value of convertible subordinated notes that were convertible into 461,588 shares of common stock and interest expense of $376,367, which were not reflected in the computation of diluted earnings per share, because the effect of the assumed conversion of these subordinated notes would have an antidilutive effect on the computation of diluted loss per share.

(12) COMMITMENTS AND CONTINGENCIES

   The Company is obligated under the terms of certain operating leases for office space that continue through January 31, 2005. Total rent expense was $267,337 and $268,477 for the years ended December 31, 1999 and 1998, respectively. Future minimum rental payments under the Company's leases total $309,372, $248,694, $194,016, $194,016 and $194,016 for the years ending
December 31, 2000 through 2004, respectively.

                   3TEC ENERGY CORPORATION AND SUBSIDIARIES

                          December 31, 1999 and 1998


   On November 18, 1999, the Company's shareholders approved a reincorporation of the Company from Alabama to Delaware (See Note 1). The Alabama Code has a shareholder dissent provision that allows a shareholder to dissent from the reincorporation and demand cash payment equal to the fair value of the common stock owned at the date of the reincorporation. Before the November 18 meeting, the Company received shareholder dissents representing ownership of 99,438 shares of common stock. Over the period December 15, 1999 to January 25, 2000, the Company received formal demands for payment from the dissenting shareholders (the "dissenters"). The Company expects to make an offer to the dissenters before March 10, 2000. Once the offer is made, the dissenters have 30 days to accept the offer or make a counteroffer. If the Company and the dissenters cannot reach agreement on the fair value of the common shares within 60 days of the dissenters' counteroffer, if any, the matter is then moved to the Circuit Court of Washington County, Alabama for resolution. The exact amount to be paid to the dissenters for their common shares cannot be determined at this time. Based on the Company's closing stock price on November 23, 1999 of $11.25 per share and accrued interest from November 23, 1999, the Company accrued the estimated cash payment to the dissenters of approximately $1.1 million.

   As of December 31, 1999, the Company had $55,000 of irrevocable standby letters of credit outstanding.

   The Company is a defendant in various legal proceedings which are considered routine litigation incidental to the Company's business, the disposition of which management believes will not have a material effect on the financial position or results of operations of the Company.

(13) FINANCIAL INSTRUMENTS

   In April 1999, the Company entered into costless collar hedges for approximately 3,650 Mcf per day with a weighted average floor and ceiling of $2.06 and $2.20, respectively, for the months of May through October of 1999. During the year ending December 31, 1999, the Company incurred hedging losses of approximately $164,000. At December 31, 1999, the Company had no open derivative instruments.

   Fair value of cash, receivables and payables approximates carrying value. Fair value of long-term debt also approximates carrying value due to the nature of the Facility, whereby the interest rates are floating rates which reflect market rates.

   At December 31, 1999, the fair value of the $13.2 million senior subordinated convertible notes was $13.1 million.

(14) SUBSEQUENT EVENTS

   On January 14, 2000, the Company's stockholders voted to effect a one-for-three reverse split of the Company's common stock for the stockholders of record on December 9, 1999. The reverse stock split resulted in a decrease of 10,677,542 in the number of shares issued at December 31, 1999, 14,515 of which are held in treasury. The par value of these shares was transferred to additional paid-in capital. All common share and earnings per common share amounts as of December 31, 1999 and 1998 have been retroactively restated in the accompanying consolidated financial statements to reflect the reverse stock split.

   On February 3, 2000, the Company closed the acquisition of Magellan Exploration, LLC ("Magellan"), a privately held Delaware limited liability company, for an estimated purchase price of $18.3 million. In connection with the acquisition, the Company issued 1,085,934 common shares and warrants to purchase 333,333 shares of common stock with an exercise price of $30.00 per share, which are exercisable for four years. The Company also issued 617,009 shares of Series D convertible preferred stock with a stated value of

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998

$24.00 per share, dividend rate of 5% per annum with an option for three years for the Company to pay the dividends in additional Series D shares and with each Series D share convertible at any time into Company common stock on a one-for-one basis. The Company may redeem the Series D shares upon 30 days written notice and there are no rights of holders to "put" the Series D shares to the Company. The owners of Magellan also received a 5% "Back-In" working interest in twelve (12) exploration prospects.

(15) SUPPLEMENTAL OIL AND NATURAL GAS INFORMATION (UNAUDITED)

 Capitalized Costs and Costs Incurred

   The following tables present the capitalized costs related to oil and natural gas producing activities and the related depreciation, depletion, amortization and impairment as of December 31, 1999 and 1998 and costs incurred in oil and natural gas property acquisition, exploration and development activities (in thousands) for the years ended December 31, 1999 and 1998.

                                                               1999     1998
                                                             --------  -------
   Capitalized Costs
     Proved properties...................................... $162,455  $84,325
     Nonproducing leasehold.................................    6,385    6,524
     Accumulated depreciation, depletion, amortization and
      impairment............................................  (37,861) (38,810)
                                                             --------  -------
       Net capitalized costs................................ $130,979  $52,039
                                                             ========  =======
   Costs Incurred
     Proved properties...................................... $ 91,081  $28,878
     Unproved properties....................................      343      337
     Exploration costs......................................      824    1,802
     Development costs......................................    2,154    3,041
                                                             --------  -------
       Total................................................ $ 94,402  $34,058
                                                             ========  =======
   Depletion, depreciation, amortization and impairment..... $  9,067  $11,013
                                                             ========  =======

 Estimated Quantities of Reserves

   The Company has interests in oil and natural gas properties that are located principally in Texas, Louisiana, Kansas, Oklahoma and New Mexico. The Company does not own or lease any oil and natural gas properties outside the United States. There are no quantities of oil and natural gas subject to long-term supply or similar agreements with any governmental agencies.

   The Company retains independent engineering firms to provide year-end estimates of the Company's future net recoverable oil, natural gas and natural gas liquids reserves. In 1999, such estimates were prepared by Ryder Scott Company. In 1998, such estimates were prepared by Lee Keeling and Associates, Inc. and H.J. Gruy & Associates, Inc.. The reserve information was prepared in accordance with guidelines established by the Securities and Exchange Commission.

   Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves

                   3TEC ENERGY CORPORATION AND SUBSIDIARIES

                          December 31, 1999 and 1998

include those reserves expected to be recovered from new wells or on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

   Net quantities of proved developed and undeveloped reserves of oil, including condensate and natural gas liquids, for the years ended December 31, 1999 and 1998 are summarized as follows (in barrels):

                                                             1999       1998
                                                           ---------  ---------
      Proved Reserves
        Beginning of year................................. 3,342,048  2,933,000
        Revisions of previous estimates...................   502,139   (277,291)
        Extensions and discoveries........................    12,667    103,506
        Purchases of reserves in place.................... 6,865,638  1,254,663
        Sales of reserves in place........................  (355,190)   (90,373)
        Production for the year...........................  (531,881)  (581,457)
                                                           ---------  ---------
          End of year..................................... 9,835,421  3,342,048
                                                           =========  =========
      Proved Developed Reserves
        Beginning of year................................. 3,117,839  2,580,000
        End of year....................................... 9,358,048  3,117,839

   Net quantities of proved developed and undeveloped reserves of natural gas for the years ended December 31, 1999 and 1998 are summarized as follows (in
Mcf):

                                                           1999         1998
                                                        -----------  ----------
      Proved Reserves
        Beginning of year..............................  43,482,980  18,419,000
        Revisions of previous estimates................  (5,135,492)    (82,742)
        Extensions and discoveries.....................   1,225,665     290,347
        Purchases of reserves in place................. 126,556,624  30,997,247
        Sales of reserves in place.....................  (1,693,121) (2,294,193)
        Production for the year........................  (4,737,656) (3,846,679)
                                                        -----------  ----------
          End of year.................................. 159,699,000  43,482,980
                                                        ===========  ==========
      Proved Developed Reserves
        Beginning of year..............................  36,731,365  14,251,000
        End of year.................................... 122,914,000  36,731,365

 Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

   The following is a summary of the standardized measure of discounted future net cash flows related to the Company's proved oil and natural gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves are computed using oil and natural gas prices as of the end of each period presented. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future. Estimated future income taxes were calculated by applying statutory tax rates (based on current law adjusted for permanent differences and tax credits) to the estimated future pre-tax net cash flows related to proved oil and natural gas reserves, less the tax basis of the properties involved.

                    3TEC ENERGY CORPORATION AND SUBSIDIARIES

                           December 31, 1999 and 1998


   The Company cautions against using this data to determine the value of its oil and natural gas properties. To obtain the best estimate of the fair value of the oil and natural gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation.

   The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the years ended December 31, 1999 and 1998 are summarized as follows (in thousands):

                                                             1999       1998
                                                           ---------  --------
   Future cash inflows.................................... $ 594,023  $133,549
   Future production costs and development costs..........  (223,765)  (62,085)
   Future income tax expenses.............................   (92,975)       --
                                                           ---------  --------
   Future net cash flows..................................   277,283    71,464
   10% discount to reflect timing of cash flows...........  (128,542)  (32,570)
                                                           ---------  --------
   Standardized measure of discounted future net cash
    flows................................................. $ 148,741  $ 38,894
                                                           =========  ========

   The following are the principal sources of changes in the standardized measure of discounted future net cash flows for the years ended December 31, 1999 and 1998 (in thousands):

                                                               1999     1998
                                                             --------  -------
   Sales of oil and natural gas, net of production cost..... $(13,224) $(7,210)
   Net changes in prices and production cost................   18,646   (5,459)
   Extensions and discoveries...............................    1,945      732
   Purchases of reserves....................................  150,295   23,092
   Sales of reserves........................................   (1,643)  (1,528)
   Revisions of previous quantity estimates.................   (1,994)  (1,573)
   Net change in income taxes...............................  (49,874)   2,712
   Accretion of discount....................................    3,889    3,635
   Changes in production rates (timing) and other...........    1,807       --
                                                             --------  -------
   End of year.............................................. $109,847  $14,401
                                                             ========  =======

   During recent years, there have been significant fluctuations in the prices paid for oil in the world markets. The situation has had a destabilizing effect on posted prices for oil in the United States, including the posted prices paid by purchasers of the Company's oil. The period end prices of oil and natural gas at December 31, 1999 and 1998, used in the above table were $23.64 and $9.50 per barrel of oil and $2.23 and $2.10 per thousand cubic feet of natural gas, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
3TEC Energy Corporation:

   We have audited the accompanying statements of revenues and direct operating expenses for the nine months ended September 30, 1999, and for the year ended December 31, 1998, for the Floyd Oil Properties (as described in Note 1). These statements are the responsibility of 3TEC Energy Corporation's management. Our responsibility is to express an opinion on these statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   The accompanying statements were prepared as described in Note 2 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission ("SEC") for inclusion in certain SEC regulatory reports and filings and are not intended to be a complete financial presentation.

   In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of the Floyd Oil Properties for the nine months ended September 30, 1999, and for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Houston, Texas
December 30, 1999

                            THE FLOYD OIL PROPERTIES

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                 (In thousands)

                                                                    Nine Months
                                                       Year Ended      Ended
                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
Revenues:
  Oil revenues.......................................   $10,520       $ 8,558
  Gas revenues.......................................    22,790        17,563
  Plant product revenues.............................       757           652
                                                        -------       -------
                                                         34,067        26,773
                                                        -------       -------
Direct operating expenses:
  Lease operating expenses...........................    12,748         8,861
  Production taxes...................................     1,869         1,390
                                                        -------       -------
  Direct operating expenses..........................    14,617        10,251
                                                        -------       -------
Revenues in excess of direct operating expenses......   $19,450       $16,522
                                                        =======       =======




        The accompanying notes are an integral part of these statements.

                            THE FLOYD OIL PROPERTIES

         NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

1. The Properties

   On November 23, 1999, 3TEC Energy Corporation ("3TEC Energy"), formerly known as Middle Bay Oil Company, Inc., acquired certain oil and gas properties and interests (the "Floyd Oil Properties") from Floyd Oil Company ("Floyd") and certain partnerships and other entities managed or sponsored by Floyd (collectively, the "Sellers") for a purchase price of approximately $87 million in cash and 1.5 million shares (prior to the planned 1 for 3 reverse stock split) of 3TEC Energy's common stock. The effective date of the transaction was January 1, 1999. The majority of the Floyd Oil Properties are located in Texas and Louisiana.

2. Basis of Presentation

   During the periods presented, the Floyd Oil Properties were not accounted for or operated as a separate division by Floyd. Information with respect to depreciation, depletion and amortization is not available for the Floyd Oil Properties. General and administrative expenses incurred by Floyd were not allocated to the Floyd Oil Properties. The Sellers were not taxpaying entities, and therefore income tax information with respect to the Floyd Oil Properties is not available. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

   Revenues and direct operating expenses included in the accompanying statements represent the Sellers' net working and royalty interests in the Floyd Oil Properties and are presented on the accrual basis of accounting. Depreciation, depletion and amortization, allocated general and administrative expenses and income tax expense have been excluded.

   The statements presented are not indicative of the future results of operations of the Floyd Oil Properties due to anticipated changes in various operating expenses and the omission of other costs as discussed above.

3. Commitments and Contingencies

   The management of 3TEC Energy is not aware of any legal, environmental or other commitments or contingencies that would be materially important in relation to the revenues and direct operating expenses of the Floyd Oil Properties.

4. Related Party Transactions

   An affiliate of Floyd operated certain oil and gas wells included in the Floyd Oil Properties. Fees related to such wells in the amount of $460,000 were charged to the Floyd Oil Properties during the year ended December 31, 1998, and $353,700 for the nine month period ended September 30, 1999. These fees are reflected in direct operating expenses in the accompanying statements.

5. Capital Expenditures (Unaudited)

   Direct operating expenses do not include exploration and development expenditures related to the Floyd Oil Properties which totaled $4.1 million for the year ended December 31, 1998, and $2.6 million for the nine month period ended September 30, 1999.

6. Supplemental Oil and Gas Reserve Information (Unaudited)

   Total proved and proved developed oil and gas reserves of the Floyd Oil Properties at December 31, 1998 have been estimated based on reserve estimates prepared by Ryder Scott Company Petroleum Engineers as of September 30, 1999, adjusted for production from December 31, 1998 to September 30, 1999. Comparable

                            THE FLOYD OIL PROPERTIES

   NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES--(Concluded)

estimates were not readily available for subsequent or prior periods. Therefore, reserves for December 31, 1998 have been calculated by adjusting the September 30, 1999 amounts for the period's activities and, consequently, no revisions of previous estimates have been reflected. All reserve estimates are based on economic and operating conditions existing at September 30, 1999. The future net cash flows from production of these proved reserve quantities were computed by applying current prices of oil and gas, averaging $22.44 per barrel of oil and $2.75 per thousand cubic foot of gas (with consideration of price changes only to the extent provided by contractual arrangements) as of September 30, 1999 to estimated future production of proved oil and gas reserves less the estimated future expenditures (based on current costs) as of September 30, 1999, to be incurred in developing and producing the proved reserves. As discussed above, income tax information for the Floyd Oil Properties is not available and therefore is not presented.

                                                                Nine Months
                                                Year Ended         Ended
                                               December 31,    September 30,
                                                   1998             1999
                                              ---------------  ---------------
                                               Oil      Gas     Oil      Gas
                                              (Mbbl)  (MMcf)   (Mbbl)  (MMcf)
                                              ------  -------  ------  -------
   Proved reserves:
     Beginning of year....................... 8,328   151,761  7,477   140,780
     Production..............................  (851)  (10,981)  (565)   (8,078)
                                              -----   -------  -----   -------
     End of period........................... 7,477   140,780  6,912   132,702
                                              -----   -------  -----   -------
   Proved developed reserves:
     Beginning of year....................... 7,879   114,588  7,028   103,607
                                              -----   -------  -----   -------
     End of period........................... 7,028   103,607  6,463    95,529
                                              =====   =======  =====   =======

   Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves as of September 30, 1999 (in thousands):

      Future cash inflows........................................... $ 473,020
      Future production costs.......................................  (125,021)
      Future development costs......................................   (22,519)
                                                                     ---------
      Future net inflows before income taxes........................   325,480
      10% discount factor...........................................  (154,320)
                                                                     ---------
      Standardized measure of discounted future net cash flows
       before income taxes.......................................... $ 171,160
                                                                     =========

   Changes to Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves for the Nine Month Period Ended September 30, 1999 (in thousands):

      Standardized measure, beginning of year......................... $175,970
        Sales, net of production costs................................  (16,522)
        Net change in future development costs........................    2,612
        Accretion of discount.........................................    9,100
                                                                       --------
      Standardized measure, end of period............................. $171,160
                                                                       ========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
C. W. Resources, Inc.:

   We have audited the accompanying statement of revenues and direct operating expenses for the year ended December 31, 1999 for CWR Properties (as described in note 1). This statement is the responsibility of C. W. Resources, Inc.'s management. Our responsibility is to express an opinion on this statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   The accompanying statement was prepared as described in note 2 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings and is not intended to be a complete financial presentation.

   In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of CWR Properties for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Houston, Texas
April 21, 2000

                                 CWR PROPERTIES

              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

                      For the year ended December 31, 1999

Revenues:
  Oil revenues....................................................... $  954,121
  Gas revenues.......................................................  8,495,871
  Gas gathering revenues.............................................    294,715
                                                                      ----------
                                                                       9,744,707
                                                                      ----------
Direct operating expenses:
  Lease operating expenses...........................................  1,974,219
  Production taxes...................................................    173,353
                                                                      ----------
                                                                       2,147,572
                                                                      ----------
    Revenues in excess of direct operating expenses.................. $7,597,135
                                                                      ==========




    See accompanying notes to the statement of revenues and direct operating expenses.

                                 CWR PROPERTIES

          NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

                               December 31, 1999

(1) Basis of Presentation

   The accompanying financial statement presents the revenues and direct operating expenses of oil and gas properties (the CWR Properties) to be acquired by 3TEC Energy Corporation from C. W. Resources, Inc. and its related parties, Westerman Royalty, Inc. and Carl A. Westerman. The CWR Properties are located in East Texas.

   The accompanying financial statement was derived from the historical accounting records of C. W. Resources, Inc. Direct operating expenses include lease and well repairs, maintenance and other direct operating expenses. Memorandum adjustments have been made to the financial information in order to present the accompanying financial statement in accordance with generally accepted accounting principles.

   C. W. Resources, Inc. has made a number of estimates and assumptions relating to the preparation of the financial statement in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Omitted Historical Financial Information

   Full historical financial statements, including general and administrative expense, income tax expense and interest expense have not been presented historically because the CWR Properties were not accounted for or operated as a separate division by C. W. Resources, Inc. or its related parties. Historical depletion expense, including abandonment provision, also has not been included as the basis in the properties will be adjusted in the purchase price allocation when the properties are acquired by 3TEC Energy Corporation; therefore, historical depletion no longer will be relevant.

(3) Commitments and Contingencies

   The management of C. W. Resources, Inc. is not aware of any legal, environmental or other commitments or contingencies that would be materially important in relation to the revenues and direct operating expenses of the CWR Properties.

   Substantially all gas production from the CWR Properties is marketed by one third party. Substantially all oil production is marketed by another third party.

(4) Related Party Transactions

   C. W. Resources, Inc. operated the oil and gas wells included in the CWR Properties. Fees related to such wells in the amount of approximately $360,000 were charged to the CWR Properties during the year ended December 31, 1999. The fee is reflected in lease operating expenses in the accompanying statement.

(5) Capital Expenditures

   Direct operating expenses do not include exploration and development expenditures related to the CWR Properties which totaled approximately $3.1 million for the year ended December 31, 1999.

(6) Supplemental Oil and Gas Reserve Information (Unaudited)

   Total proved and proved developed oil and gas reserves of the CWR Properties at December 31, 1999 have been estimated based on reserve estimates prepared by Ryder Scott Company, independent petroleum engineers as of January 1, 2000. No comparable estimates were available for prior periods. Therefore, reserves

                                 CWR PROPERTIES
for December 31, 1998 have been calculated by adjusting the December 31, 1999 amounts for the year's activities and, consequently, no revisions of previous estimates have been reflected. All reserve estimates are based on economic and operating conditions existing at January 1, 2000. The future net cash flows from production of these proved reserve quantities were computed by applying current prices of oil and gas, averaging $25.60 per barrel of oil and $2.39 per thousand cubic foot of gas (with consideration of price changes only to the extent provided by contractual arrangements) as of January 1, 2000 to estimated future production of proved oil and gas reserves less the estimated future expenditures (based on current costs) as of January 1, 2000 to be incurred in developing and producing the proved reserves. As discussed above, income tax information for the Company is not available and therefore is not presented.

                                                                   Year ended
                                                                  December 31,
                                                                      1999
                                                                  -------------
                                                                   Oil    Gas
                                                                  (Mbbl) (MMcf)
                                                                  ------ ------
   Proved reserves:
     Beginning of year...........................................  848   56,711
     Extensions and discoveries..................................   83    5,436
     Production..................................................  (52)  (3,545)
                                                                   ---   ------
       End of period.............................................  879   58,602
                                                                   ===   ======
   Proved developed reserves:
     Beginning of year...........................................  492   32,895
                                                                   ---   ------
     End of period...............................................  440   29,350
                                                                   ===   ======

   Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves as of December 31, 1999 (in thousands):

   Future cash inflows................................................ $162,532
   Future production costs............................................  (37,235)
   Future development costs...........................................  (17,914)
                                                                       --------
   Future net inflows before income taxes.............................  107,383
   10% discount factor................................................  (52,533)
                                                                       --------
     Standardized measure of discounted future net cash flows before income taxes.................................................... $ 54,850
                                                                       ========

   Changes to Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves for the year ended December 31, 1999 (in thousands):

   Standardized measure, beginning of year............................. $51,864
   Sales, net of production costs......................................  (8,900)
   Extensions and discoveries..........................................   9,792
   Net change in future development costs..............................  (3,092)
   Accretion of discount...............................................   5,186
                                                                        -------
     Standardized measure, end of period............................... $54,850
                                                                        =======

                                 CWR PROPERTIES

         UNAUDITED STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

               For the three months ended March 31, 2000 and 1999

                                                           Three months ended
                                                                March 31,
                                                          ---------------------
                                                             2000       1999
                                                          ---------- ----------
Revenues:
  Oil revenues........................................... $  382,254 $  180,002
  Gas revenues...........................................  2,280,752  1,659,911
  Gas gathering revenues.................................     49,344     58,172
                                                          ---------- ----------
                                                           2,712,350  1,898,085
                                                          ---------- ----------
Direct operating expenses:
  Lease operating expenses...............................    446,564    490,058
  Production taxes.......................................     61,726     29,308
                                                          ---------- ----------
                                                             508,290    519,366
                                                          ---------- ----------
Revenues in excess of direct operating expenses.......... $2,204,060 $1,378,719
                                                          ========== ==========



   See accompanying notes to the unaudited statements of revenues and direct operating expenses.

                                 CWR PROPERTIES

    NOTES TO UNAUDITED STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                            March 31, 2000 and 1999

(1) Basis of Presentation

   The accompanying financial statements present the revenues and direct operating expenses of oil and gas properties (the CWR Properties) to be acquired by 3TEC Energy Corporation from C. W. Resources, Inc. and its related parties, Westerman Royalty, Inc. and Carl A. Westerman. The CWR Properties are located in East Texas.

   The accompanying financial statements were derived from the historical accounting records of C. W. Resources, Inc. Direct operating expenses include lease and well repairs, maintenance and other direct operating expenses. Memorandum adjustments have been made to the financial information in order to present the accompanying financial statements in accordance with generally accepted accounting principles.

   C. W. Resources, Inc. has made a number of estimates and assumptions relating to the preparation of the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Omitted Historical Financial Information

   Full historical financial statements, including general and administrative expense, income tax expense and interest expense have not been presented historically because the CWR Properties were not accounted for or operated as a separate division by C. W. Resources, Inc. or its related parties. Historical depletion expense, including abandonment provision, also has not been included as the basis in the properties will be adjusted in the purchase price allocation when the properties are acquired by 3TEC Energy Corporation; therefore, historical depletion no longer will be relevant.

(3) Commitments and Contingencies

   The management of C. W. Resources, Inc. is not aware of any legal, environmental or other commitments or contingencies that would be materially important in relation to the revenues and direct operating expenses of the CWR Properties.

   Substantially all gas production from the CWR Properties is marketed by one third party. Substantially all oil production is marketed by another third party.

(4) Related Party Transactions

   C. W. Resources, Inc. operated the oil and gas wells included in the CWR Properties. Fees related to such wells in the amount of approximately $85,000 and $89,000 were charged to the CWR Properties during the three months ended March 31, 2000 and 1999, respectively. The fee is reflected in lease operating expenses in the accompanying statements.

(5) Capital Expenditures

   Direct operating expenses do not include exploration and development expenditures related to the CWR Properties which totaled approximately $500,000 and $1 million for the three months ended March 31, 2000 and 1999, respectively.

                            3TEC ENERGY CORPORATION

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

   The unaudited pro forma condensed consolidated statement of operations of the Company for the year ended December 31, 1998 gives effect to the purchase of the Floyd Oil Properties (the Purchase) as if it had occurred at the beginning of the year presented. The unaudited pro forma condensed consolidated financial statement has also been prepared to give effect to the issuance of 351,681 shares of common stock and warrants to purchase 266,226 shares of Common Stock for an aggregate purchase price of $2,373,844 and the issuance of a senior convertible subordinated note for $2,373,844 under a securities purchase agreement between The Prudential Insurance Company of America (Prudential) and 3TEC Energy Corporation (3TEC) on October 19, 1999, as if it had occurred on September 30, 1999 and at the beginning of the year presented. The unaudited pro forma condensed consolidated statement of operations also gives effect to the August 27, 1999 issuance of 1,585,185 shares of common stock and warrants to purchase 1,200,000 shares of Common Stock for an aggregate purchase price of $10,700,000 and the issuance of a senior convertible subordinated notes for $10,700,000 under the securities purchase agreement with 3TEC Energy Company LLC (3TEC LLC) as if it had occurred at the beginning of the year presented. The Prudential and 3TEC LLC transactions are included in the pro forma condensed consolidated financial statement as the transactions provided a significant portion of the financing for the purchase of the Floyd Oil Properties.

   The following unaudited pro forma financial data have been included as required by the rules of the SEC and are provided for comparative purposes only. The unaudited pro forma financial data presented are based upon the historical consolidated financial statements of 3TEC and the historical statements of revenues and direct operating expenses of the Floyd Oil Properties and should be read in conjunction with such financial statements and the related notes thereto which are incorporated herein by reference.

   The pro forma financial data are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed consolidated financial statements, and the actual recording of the transactions could differ. The unaudited pro forma financial data are not necessarily indicative of the financial results that would have occurred had the Purchase been effective on and as of the date indicated and should not be viewed as indicative of operations in future periods.

                            3TEC ENERGY CORPORATION

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1998

                             3TEC       Floyd Oil      Pro Forma           Pro forma
                         Consolidated  Properties     Adjustments         Consolidated
                         ------------  -----------    ------------        ------------
Revenues
  Oil and gas sales and
   plant income......... $15,011,354   $34,067,434(D) $        --         $49,078,788
  Gain on sale of
   properties...........   1,953,362           --              --           1,953,362
  Other.................     737,862           --              --             737,862
                         -----------   -----------    ------------        -----------
    Total Revenues......  17,702,578    34,067,434             --          51,770,012
Costs and Expenses
  Lease operating,
   production taxes and
   plant costs..........   7,801,249    14,617,417(D)     (681,000)(E)     21,737,666
  Geological and
   geophysical..........     877,643           --              --             877,643
  Dryhole...............     503,444           --              --             503,444
  Depreciation,
   depletion and
   amortization.........   7,116,116           --        7,908,630 (F)     15,024,746
  Impairments...........   4,164,184           --              --           4,164,184
  Interest..............   1,971,595           --        6,580,420 (G)      8,552,015
  General and
   administrative.......   4,266,727           --        2,135,613 (H)      6,402,340
  Stock compensation....     266,445           --              --             266,445
  Other.................     138,855           --              --             138,855
                         -----------   -----------    ------------        -----------
    Total Costs and
     Expenses...........  27,106,258    14,617,417      15,943,663         57,667,338
Income (loss) before
 income taxes and
 minority interest......  (9,403,680)   19,450,017     (15,943,663)        (5,897,326)
Minority interest.......      15,089           --              --              15,089
Provision for income
 taxes (benefit)........  (2,829,762)          --        1,192,160 (I)     (1,637,602)
                         -----------   -----------    ------------        -----------
Net income (loss).......  (6,589,007)   19,450,017     (17,135,823)        (4,274,813)
Dividends to Preferred
 Stockholders...........      67,945           --              --              67,945
                         -----------   -----------    ------------        -----------
Net income (loss)
 attributable to common
 stockholders........... $(6,656,952)  $19,450,017    $(17,135,823)       $(4,342,758)
                         ===========   ===========    ============        ===========
Net income (loss) per
 share, basic and
 diluted................ $     (2.48)                                     $     (0.84)
Weighted average common
 shares outstanding,
 basic and diluted......   2,683,369                     2,462,697 (J)(K)   5,146,066


 See accompanying notes to unaudited pro forma condensed consolidated financial statement.

                            3TEC ENERGY CORPORATION

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENT

A. To record the issuance of 351,681 shares of common stock and 266,226 warrants for an aggregate purchase price of $2,373,844 and the issuance of a senior convertible subordinated note for $2,373,844 under a securities purchase agreement to Prudential to provide partial financing for the acquisition.

B. To record the purchase of the Floyd Oil Properties and other assets pursuant to the transaction. The allocation of the purchase price using the purchase method of accounting is presented below. The allocation of the purchase price is preliminary and, therefore subject to change. Any future adjustments to the allocation of the purchase price are not anticipated to be material to the unaudited pro forma financial statements.

      The purchase price entries are as follows:
        Purchase price............................................  $96,916,453
        Estimated purchase price adjustments, including
         distributions of cash flows from the Floyd Oil Properties
         from the effective date to the closing date of November
         30, 1999.................................................   (3,080,905)
        Deferred financing costs..................................      531,250
        Transaction costs.........................................    1,168,000
                                                                    -----------
          Total purchase price....................................  $95,534,798
                                                                    ===========
      Purchase price allocation:
        Acquisition costs allocated to oil and gas properties.....  $94,918,548
        Deferred debt costs.......................................      531,250
        Furniture and fixtures....................................       85,000
                                                                    -----------
          Total purchase allocation...............................  $95,534,798
                                                                    ===========

C. To record the effect of borrowings of $90,000,000 under 3TEC's $250 million credit facility, issuance of 503,426 shares of common stock, valued at $6,992,587, or $13.89 per share, and use of existing cash to finance the Purchase and repay the outstanding borrowing of $28,490,567 under 3TEC's former revolving line of credit. In addition, to record the bank facility fee associated with 3TEC's $250 million credit facility, and eliminate $87,045 ($56,579, net of $30,466 of tax) of net deferred debt costs associated with 3TEC's former revolving line of credit.

D. To record the revenues and direct operating expenses related to the Floyd Oil Properties.

E. To eliminate overhead charges that will no longer be incurred on a portion of the Floyd Oil properties, as such will be operated by 3TEC and its subsidiaries.

F. To adjust depletion, depreciation and amortization to give effect to the purchase price allocated to the Floyd Oil Properties using the unit of production method under the successful efforts method of accounting.

G. To record the net increase in interest expense (at 9.24% and 7.27% for the year ended December 31, 1998 and the period ended September 30, 1999, respectively) and amortization of deferred financing costs relating to the borrowings under 3TEC's $250 million credit facility, and to record interest expense on convertible subordinated notes issued to EnCap Investments L.L.C. (EnCap) and Prudential of $1,190,146 and $800,384 for the year ended December 31, 1998 and the period ended September 30, 1999, respectively.

H. To record additional general and administrative expenses relating to additional costs anticipated to be incurred due to contractual obligations incurred in completing the Purchase.

                            3TEC ENERGY CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENT--(Continued)


I. To record income tax expense on the pro forma adjustments based on 3TEC's statutory tax rate of 34%.

J. To reflect the impact on basic weighted average common shares outstanding of 503,426 shares of 3TEC common stock issued for the Floyd Oil Properties, 351,681 shares of 3TEC common stock issued to Prudential under the securities purchase agreement, and 1,607,407 shares of 3TEC common stock issued to EnCap and related party.

K. To reflect the impact on diluted weighted average common shares outstanding of 503,426 shares of 3TEC common stock issued for the Floyd Oil Properties, 351,681 shares of 3TEC common stock issued to Prudential under the securities purchase agreement, and 1,607,407 shares of 3TEC common stock issued to EnCap and related party, for the nine months ended September 30, 1999. The weighted average common stock equivalents were not included in 3TEC's diluted weighted average common shares outstanding for the year ended December 31, 1998, because their effect would have been antidilutive.

Unaudited Pro Forma Supplemental Oil and Gas Disclosure

   The following tables set forth certain unaudited pro forma information concerning 3TEC's proved oil and gas reserves at September 30, 1999, giving effect to the acquisition of the Floyd Oil Properties as if they had occurred on January 1, 1998. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact. The proved oil and gas reserve information is as of September 30, 1999 and reflects prices and costs in effect as of such date.

Reserves:

                           Oil and Condensate (MBbls)          Natural Gas (MMcf)
                          ------------------------------ -------------------------------
                                 Floyd Oil   Pro Forma           Floyd Oil   Pro Forma
                          3TEC   Properties Consolidated  3TEC   Properties Consolidated
                          -----  ---------- ------------ ------  ---------- ------------
Balance, January 1,
 1999...................  3,342    7,477       10,819    43,483   140,780     184,263
Extensions and
 discoveries............     13                    13     1,286                 1,286
Purchase of minerals in-
 place..................     97                    97        38                    38
Revision of previous
 estimates..............    319                   319    (4,981)               (4,981)
Production..............   (369)    (565)        (934)   (2,778)   (8,078)    (10,856)
Sales of minerals in-
 place..................   (355)                 (355)   (1,693)               (1,693)
                          -----    -----       ------    ------   -------     -------
Balance at September 30,
 1999...................  3,047    6,912        9,959    35,355   132,702     168,057
                          =====    =====       ======    ======   =======     =======
Proved developed
 reserves...............  3,040    6,463        9,503    31,034    95,529     126,563
                          =====    =====       ======    ======   =======     =======

                            3TEC ENERGY CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENT--(Continued)


Standard Measure of Discounted Future Net Cash Flows Relating to Proved Oil & Gas Reserves:

                                                        Floyd Oil
                                              3TEC      Properties   Pro Forma
                                            --------  -------------- ---------
                                                      (In thousands)
Future cash inflows........................ $163,124    $ 473,020    $ 636,144
Future production costs....................  (60,653)    (125,021)    (185,674)
Future development costs...................   (2,024)     (22,519)     (24,543)
                                            --------    ---------    ---------
Future net inflows before income taxes.....  100,447      325,480      425,927
Income taxes...............................   (6,982)         --        (6,982)
                                            --------    ---------    ---------
Future net cash flows......................   93,465      325,480      418,945
10% discount factor........................  (40,866)    (154,320)    (195,186)
                                            --------    ---------    ---------
Standardized measure of discounted future
 net cash flows............................ $ 52,599    $ 171,160    $ 223,759
                                            ========    =========    =========

Changes to Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves:

                                                           Floyd Oil
                                                   3TEC    Properties Pro Forma
                                                  -------  ---------- ---------
                                                         (In thousands)
Standardized measure, January 1, 1999............ $38,894   $175,970  $214,864
Sales, net of production costs...................  (6,878)   (16,522)  (23,400)
Purchases of reserves in place...................     749        --        749
Net changes in prices and production costs.......  21,595        --     21,595
Net changes in income taxes......................  (3,929)       --     (3,929)
Extensions, discoveries and improved recovery,
 net of future production and development costs..   2,268        --      2,268
Changes in estimated future development costs....     --       2,612     2,612
Revisions of quantity estimates..................  (3,030)       --     (3,030)
Accretion of discount............................   2,917      9,100    12,017
Sales of reserves in place.......................  (1,643)       --     (1,643)
Changes in production rates and other............   1,656        --      1,656
                                                  -------   --------  --------
Standardized measure, September 30, 1999......... $52,599   $171,160  $223,759
                                                  =======   ========  ========

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                                7,000,000 Shares

                                  [3TEC Logo]

                                  Common Stock

                                ----------------
                                   PROSPECTUS
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Bear, Stearns & Co. Inc.
                    CIBC World Markets
                                    Prudential Securities
                                                    First Union Securities, Inc.

                                 June 26, 2000

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